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TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on January 10, 2006

Registration No. 333-129221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CHIPOTLE MEXICAN GRILL, INC.
(Exact name of registrant as specified in its charter)

Delaware	5810	84-1219301
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

1543 Wazee Street, Suite 200
Denver, CO 80202
(303) 595-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Montgomery F. Moran
Chipotle Mexican Grill, Inc.
1543 Wazee Street, Suite 200
Denver, CO 80202
(303) 595-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Janet L. Fisher, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000	Bryant S. Messner, Esq. Messner & Reeves, LLC 1430 Wynkoop Street, Suite 400 Denver, CO 80202 (303) 623-1800	Bruce K. Dallas, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale of the securities to the public:
 As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)

Class A common stock, par value $0.01 per share, offered by the registrant	6,060,606	$17.50	$106,060,605	$12,418.50

Class A common stock, par value $0.01 per share, offered by the selling shareholder	3,000,000	$17.50	$52,500,000(4)	$5,617.50

(1)
Estimated pursuant to Rule 457(a).
(2)
Anticipated to be betweeen $15.50 and $17.50 per share.
(3)
Includes $11,770 previously paid on behalf of the registrant and $5,296.50 previously paid on behalf of the selling shareholder.
(4)
Including shares of class A common stock which may be purchased by the underwriters from the selling shareholder to cover over-allotments, if any.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

        We will have two versions of our prospectus included in this registration statement. In addition to a paper version, we will maintain an electronic version at www.chipotleipo.com. The electronic version will be identical to the paper version except that persons viewing the electronic version of our prospectus will be able to access additional materials about us by following a link under the caption "Prospectus Summary." The script of those materials and a description of the graphics used in them is provided in Annex A beginning on page A-1.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not is an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued January 10, 2006

7,878,788 Shares

CLASS A COMMON STOCK

Chipotle Mexican Grill, Inc. is offering 6,060,606 shares of our class A common stock and McDonald's Ventures, LLC, the selling shareholder, is offering 1,818,182 shares. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $15.50 and $17.50 per share.

We've applied to list our class A common stock on the New York Stock Exchange under the symbol "CMG."

Investing in our class A common stock involves risks. See "Risk Factors" beginning on page 10.

PRICE $              A SHARE

	Price to Public		Underwriting Discounts and Commissions		Proceeds to Chipotle		Proceeds to Selling Shareholder
Per share		$		$		$		$
Total	$		$		$		$

The selling shareholder has granted the underwriters the right to purchase an additional 1,181,818 shares of class A common stock to cover over-allotments. The underwriters expect to deliver the shares of common stock to purchasers on                           , 2006.

The U.S. Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

MORGAN STANLEY	SG COWEN & CO.
BANC OF AMERICA SECURITIES LLC
CITIGROUP
JPMORGAN
MERRILL LYNCH & CO.
A.G. EDWARDS
RBC CAPITAL MARKETS
SUNTRUST ROBINSON HUMPHREY
WACHOVIA SECURITIES

                          , 2006

CHIPOTLE MEXICAN GRILL

THE GOURMET RESTAURANT WHERE YOU EAT WITH YOUR HANDS.

Chipotle

CHIPOTLE TACOS
GOOD FOR ONE BURRITO
ONE
ONE
REDEEM AT ANY CHIPOTLE
BURRITOS & TACOS
2003
Chipotle
IT SHOULDN'T TAKE ANY CHEMICALS
TO MAKE CHICKEN TASTE LIKE CHICKEN.
– NOW SERVING NATURALLY RAISED CHICKEN –
Chipotle

        No one is authorized to provide you with information that conflicts with information in the registration statement we have filed with the Securities and Exchange Commission. We and the selling shareholder are offering to sell, and seeking offers to buy, shares of our class A common stock only where those offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or any sale of our class A common stock occurs.

        Until                        , 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade our class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        Neither we nor the selling shareholder has taken any action to permit a public offering of the shares of our class A common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our class A common stock and the distribution of this prospectus outside of the United States.

        We have a separate website, www.chipotleipo.com, where you can access additional materials about us.

        Except as the context otherwise requires, "Chipotle," the "Company," "we," "our" or "us" refer to Chipotle Mexican Grill, Inc. and its consolidated subsidiaries. "McDonald's" refers to McDonald's Corporation or, as the context requires, McDonald's Ventures, LLC.

        "Chipotle," "Chipotle Mexican Grill," "Chipotle Mexican Grill (in stylized font)," "Unburritable," "Food With Integrity," "Fresh Is Not Enough Anymore," "The Gourmet Restaurant Where You Eat With Your Hands," the Chili Pepper Logo design, the Foil Burrito design and the Chipotle Medallion design are U.S. registered trademarks of Chipotle.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you in making your investment decision. You should read the entire prospectus carefully, including the section describing the risks of investing in our class A common stock entitled "Risk Factors" and our financial statements and related notes included elsewhere in this prospectus, before deciding to buy our class A common stock.

CHIPOTLE MEXICAN GRILL, INC.

When a Chain Isn't a "Chain"

        When Chipotle (pronounced chi-POAT-lay) opened its first store in 1993, the idea was simple: demonstrate that food served fast didn't have to be a "fast-food" experience. We use high-quality raw ingredients, classic cooking methods and a distinctive interior design, and have friendly people to take care of each customer—features that are more frequently found in the world of fine dining. When we opened, there wasn't an industry category to describe what we were doing. Some 12 years and more than 480 stores later, we compete in a category of dining now called "fast-casual," the fastest growing segment of the restaurant industry, where customers expect food quality that's more in line with full-service restaurants, coupled with the speed and convenience of fast food.

        Our revenue was $470.7 million in 2004, a 130% increase from 2002 and a 49% increase from 2003, driven by new store openings and increased average store sales. Average store sales grew from $1,056,000 for 2002 to $1,274,000 for 2003, $1,361,000 for 2004 and $1,406,000 for the trailing 12-month period ended September 30, 2005, reflecting the growing consumer awareness of our brand. Strong growth in sales at stores open at least 13 full months, which we call comp store sales, is due mainly to an increase in the number of transactions processed at our registers. Our net income (loss) improved from a loss of $(7.7) million in 2003 to income of $6.1 million in 2004 and $33.4 million (inclusive of a non-recurring $20.3 million tax benefit) in the first nine months of 2005, and our earnings before interest, taxes, depreciation and amortization, or EBITDA, was $7.2 million in 2003, $27.9 million in 2004 and $43.7 million in the first nine months of 2005.

        McDonald's, our management and a small number of outside investors currently own Chipotle. McDonald's interest is about 91% and, after the offering, we expect McDonald's will own about 88% of the combined voting power of our outstanding stock and 69% of the economic interest in our outstanding common stock.

What We Do Really Well

        We try to do a few things really well, and we plan to keep this intentionally focused strategy as we grow. We elevate basic raw ingredients into food that's richer and more sophisticated through our recipes and cooking techniques. Similarly, our store design transforms simple materials in distinctive ways, giving our stores a style that's more architectural in nature and less dependent on standardized design elements. We respect our employees and invite them to share their ideas, which we think inspires them to take pride in their work and increases their dedication to our customers and our company.

  "Food With Integrity"

        Our focus has always been on using the kinds of higher-quality ingredients and cooking techniques used in high-end restaurants to make great food accessible at reasonable prices. But our vision has evolved. While using a variety of fresh ingredients remains the foundation of our menu, we believe that "fresh is not enough, anymore." Now we want to know where all of our ingredients come from, so that we can be sure they are as flavorful as possible while understanding the environmental and societal impact of our business. We call this idea "food with integrity," and it guides how we run our business.

  •
  Using higher-quality ingredients.  We use a variety of ingredients that we purchase from carefully selected suppliers. We concentrate on where we obtain each ingredient, and this has become a cornerstone of our continuous effort to improve our food. Some of the ingredients we use include naturally raised pork, beef and chicken, as well as organically grown and sustainably grown produce, and we continue to investigate using even more naturally raised, organically grown and sustainably grown ingredients, in light of pricing considerations.

  •
  A few things, thousands of ways.  We only serve a few things: burritos, burrito bols (a burrito without the tortilla), tacos and salads. We plan to keep a simple menu, but we'll always consider sensible additions. For example, we introduced the burrito bol in 2003—just when the popularity of low-carbohydrate diets exploded—and estimate that we sold about seven million of them in that year. In 2005, we also rolled out a salad.

We believe that our focus on "food with integrity" will resonate with customers as the public becomes increasingly aware of, and concerned about, what they eat.

  Our Employees Set Us Apart

        We believe that our front-line crew differentiates the Chipotle experience. Virtually all of what our crew does is in view of customers, and because the person who prepares the food is often the same person who serves it, our employees have a strong sense of pride in their work. We think this and our crew's commitment to our vision contribute to better execution and service and are reflected in our crew turnover rate, which we believe is lower than the average in our industry.

  No Two Stores Are The Same

        The design of each Chipotle store reflects the same idea as our food: a limited number of basic materials used in creative ways. We design each store individually to suit the space. Even the design of our chairs and artwork is unique to Chipotle. The design of our serving line and our open kitchens also exemplify our vision, demonstrating our commitment to cooking fresh food.

  Customers Who Sell For Us

        We believe the best and most recognizable brands aren't built through advertising or promotional campaigns alone, but rather through deeply held beliefs evident in how a company runs its business. By adhering to this principle, we believe that Chipotle is becoming a highly recognized brand. We believe the single greatest contributor to our success has been word-of-mouth, with our customers learning about us and telling others. For example, some of our customers have gone so far as to develop websites about Chipotle. Our advertising has a low-key and irreverent tone that has been popular with customers. Our approach has captured the attention of some of the country's most renowned news media, including the Washington Post, Food and Wine magazine, the New York Times, and several well-regarded food critics, which we think is unusual in our segment of the restaurant industry. If you are reading an electronic version of this prospectus, which is available at www.chipotleipo.com, click <here> for some additional materials we've used to communicate with customers.

  Rapidly Improving Financial Performance

        Our simple but effective approach has helped us build a sizeable and loyal customer base and resulted in rapidly improving financial performance over the last five years. Our revenue was $470.7 million in 2004, a 130% increase from 2002, driven by new store openings and increased average store sales. During 2002, 2003 and 2004, we opened 237 stores in total. Increases in average store sales have occurred partly because the time it takes for our new stores to achieve planned sales volumes, or ramp up, has consistently shortened as we've grown and customers have learned about our brand, enabling new stores to open with higher average sales. Average sales for new stores in the first 90 trading days increased 29.4% to $303,390 for stores opened in 2004 from $234,450 for stores opened in 2002. We've also had strong growth in comp store sales, due mainly to an increase in the number of transactions. We anticipate that comp store sales growth for fiscal 2006 as a percentage will be in the low- to mid-single digits.

  Management's Passion, Not Just Experience

        Our senior management is comprised of people who bring a mix of restaurant and business experience to their work. But most importantly, the team is committed to making Chipotle's vision a part of all facets of our business. Steve Ells, our founder and Chief Executive Officer, holds a degree from the Culinary Institute of America. Monty Moran, our President and Chief Operating Officer, joined Chipotle in March 2005, previously serving as chief executive officer of a private law firm, and as general counsel of Chipotle for much of our history. Jack Hartung, our Chief Finance and Development Officer, joined Chipotle in 2002, after spending 18 years with McDonald's, where he held a variety of management positions, including vice president and chief financial officer for McDonald's Partner Brands group. Bob Wilner, our Chief Administrative Officer, joined Chipotle in 2002, and previously served as vice president of human resources for McDonald's Partner Brands group. Together, our senior management team will beneficially own about 5% of the combined voting power of our outstanding stock and 4% of the economic interest in our outstanding common stock after this offering.

Where We Go From Here

        We believe that our growth has been driven by the appeal of our food, the clarity of our vision, the increasing strength of our brand and our commitment to constantly improving our customer experience. We anticipate that our growth plans for the foreseeable future will continue to be rooted in these fundamentals as we bring the Chipotle experience to more people.

  Focusing On Our Vision to Appeal to Customers

        Our menu is intentionally simple. By focusing on just a few menu items, we can concentrate our effort on doing a few things very well. We believe that by focusing on the details of quality, service and the Chipotle experience, we'll be able to bring great food and our vision to new customers and keep existing customers coming back. We believe that consumers' increasing concern about the food they eat will foster demand for higher-quality foods. We believe this, in turn, will attract the interest and capital investment of larger farms and suppliers, and help us make our food more accessible, although we'll continue to balance our interest in advancing "food with integrity" with our desire to provide great food at reasonable prices.

  Expanding Our Operations and Sales

        We plan to increase both sales and profits by opening new stores and increasing comp store sales:

  •
  Building More Stores.  We plan to grow in a measured and disciplined way by strategically adding stores in existing and new markets. We opened 80 stores in 2005, and we plan to open between 80 and 90 stores in 2006. We believe most of our sales increases will come from opening new stores.

  •
  Selling More Food Every Day.  We continue to focus on ways to improve the customer experience at our existing stores so we can increase comp store sales. We believe that the best way to do this is to speed up our service to sell food to more customers. We're doing this by, for example, enhancing our staffing and training models, expanding our use of fax service lines and implementing our new online ordering system. These changes allow us to accommodate more customers and larger orders without disrupting store traffic. We'll also consider additions to our menu that could enable us to enhance sales. For example, in 2005 we rolled out a salad that uses essentially the same ingredients as our burritos and tacos. We believe that another way we can grow sales is by getting more people to try our food. We hope to keep expanding brand awareness.

Risks of Investing in Chipotle

        Our business involves various risks, including the rapid increase in the number of our stores; various aspects of our relationship with McDonald's, including our ability to manage relationships and obtain services McDonald's currently manages or obtains on our behalf; our lack of independent operating history as a large company; our ability to continue to grow and to manage our growth effectively; our ability to maintain and grow comp store sales; our ability to open new stores as planned; our expansion into new markets; continued competitive pressures; health and safety concerns about the ingredients we use; credit and debit card fraud; sabotage of our information systems; and our ability to continue inspiring pride in our store managers and crews and to maintain our culture. In addition, McDonald's will continue to be able to exert a controlling influence over all matters requiring shareholder approval after the offering, including the election of directors and significant business transactions. You should carefully consider the risks discussed in "Risk Factors" before deciding to invest in our class A common stock.

Share Reclassification

        Currently we have one class of common stock and three classes of preferred stock outstanding. Each share of our outstanding common stock and each share of our outstanding preferred stock will be reclassified into one-third of one share of class B common stock in connection with this offering, which will result in a decrease in the number of shares outstanding. We also plan to amend our certificate of incorporation and bylaws and increase our total authorized number of shares of capital stock. After the offering, we will have no outstanding preferred stock and two classes of common stock. In this prospectus, we refer to all of these actions together as the "Reclassification." The Reclassification will take place immediately prior to the closing of this offering. Except where otherwise noted, the description of the terms of our charter documents in this prospectus reflects the terms of those documents as they will exist following the Reclassification. Throughout this prospectus, we have revised the per share data for common stock to reflect the effect of the one for three reverse common stock split that is part of the Reclassification.

        In this offering, both we and the selling shareholder are selling shares of class A common stock, which will have fewer votes per share than our class B common stock. Under the terms of our amended certificate of incorporation, one of the features of the class B common stock is that any holder of shares of class B common stock, including the selling shareholder, will have the right to convert those shares to shares of class A common stock at any time prior to a tax-free distribution of such shares to McDonald's shareholders (including a distribution in exchange for McDonald's shares or securities). In addition, prior to any such distribution, under the amended certificate of incorporation, shares of class B common stock can only be transferred to McDonald's or its subsidiaries, and any other transfer of such shares will result in the automatic conversion of those shares to shares of class A common stock without action by the transferor or transferee. Thus, although all of the shares that the selling shareholder will receive in connection with the Reclassification will be shares of class B common stock, any shares that investors will receive from the selling shareholder in the offering will be shares of class A common stock.

Future Dispositions

        After the completion of this offering, McDonald's will beneficially own common stock representing 88% of the combined voting power of our outstanding stock and 69% of the economic interest in our outstanding common stock (or 87% and 65%, respectively, if the underwriters' over-allotment option is exercised in full). McDonald's has informed us that, at some time in the future, but no earlier than the expiration of the lock-up period, it may sell all or a portion of its ownership interest in us or may make a tax-free distribution to its shareholders of all or a portion of that interest, including a distribution in exchange for McDonald's shares or securities (or another similar transaction). Any such sale, distribution or exchange (or other similar transaction) would be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions, and, in the case of a tax-free transaction, McDonald's receipt of a private letter ruling from the Internal Revenue Service and/or an opinion of counsel that such sale, distribution or exchange (or other similar transaction) would be tax-free to McDonald's and its shareholders. The conditions to such a sale, distribution or exchange (or other similar transaction) may not be satisfied, or McDonald's may decide not to consummate such a sale, distribution or exchange (or other similar transaction). McDonald's has no obligation to pursue or consummate any further dispositions of its ownership interest in us by any specified date or at all, whether or not these conditions are satisfied. A sale or other disposition of our common stock by McDonald's could depress the price of our class A common stock.

Incorporation and Principal Executive Offices

        The first Chipotle restaurant opened in 1993. We have been a subsidiary of McDonald's since February 1998, and McDonald's beneficially owns about 91% of our voting stock. McDonald's acquired a controlling stake in us at the same time that our predecessor, World Foods Inc., a Colorado corporation formed in 1996, merged with Chipotle Mexican Grill, Inc., a Delaware corporation. Chipotle Mexican Grill, Inc., was the surviving entity in the merger. Our main office is located at 1543 Wazee Street, Suite 200, Denver, Colorado, and our telephone number is (303) 595-4000.

THE OFFERING

Class A common stock offered by us	6,060,606 shares
Class A common stock offered by the selling shareholder	1,818,182 shares
Common stock to be outstanding immediately after this offering:
Class A	7,878,788 shares
Class B	24,615,831 shares
Total	32,494,619 shares
Common stock voting rights:
Class A	One vote per share, representing in aggregate 3% of the combined voting power of our outstanding stock.
Class B	Ten votes per share, representing in aggregate 97% of the combined voting power of our outstanding stock.
Use of proceeds
We intend to use the net proceeds from this offering to repay the balance outstanding under our $30 million revolving line of credit with McDonald's, to provide additional long-term capital to support the growth of our business (primarily through opening new stores), to continue to maintain our existing stores and for general corporate purposes. We will not receive any proceeds from the sale of shares by the selling shareholder. See "Use of Proceeds."
New York Stock Exchange trading symbol	CMG

        The numbers of shares of common stock that will be outstanding after this offering is based on 26,434,013 shares outstanding at December 31, 2005, including non-vested shares subject to forfeiture, after giving retroactive effect to the reclassification of each share of our outstanding common stock and each share of our outstanding preferred stock into one-third of one share of our class B common stock in the Reclassification, which will result in a decrease in the number of shares outstanding, and excludes:

  •
  228,666 shares of class A common stock issuable upon the exercise of options outstanding at September 30, 2005 at a weighted average exercise price of $16.25 per share; and

  •
  2,200,000 shares of class A common stock reserved for future issuance under our Chipotle 2006 Stock Incentive Plan.

        Except as otherwise indicated, all information in this prospectus gives effect to the Reclassification and assumes no exercise of the underwriters' option to purchase up to an additional 1,181,818 shares of class A common stock from the selling shareholder to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

        Our summary consolidated financial data shown below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, and the summary consolidated statements of operations data for the nine months ended September 30, 2004 and 2005 and the balance sheet data at September 30, 2005 have been derived from our unaudited consolidated financial statements and include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the results of the interim periods.

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(in thousands, except share data, store data and percentages)
Statements of Operations Data:
Revenue
Restaurant sales	$203,892	$314,027	$468,579	$341,750	$452,593
Franchise royalties and fees	753	1,493	2,142	1,503	1,789

Total revenue	204,645	315,520	470,721	343,253	454,382

Food, beverage and packaging costs	67,681	104,921	154,148	111,414	146,863
Labor costs	66,515	94,023	139,494	101,756	129,678
Occupancy costs	18,716	25,570	36,190	26,192	34,517
Other operating costs	29,791	43,527	64,274	46,108	59,408
General and administrative expenses	25,803	34,189	44,837	29,190	37,212
Depreciation and amortization	11,260	15,090	21,802	15,807	20,392
Pre-opening costs	1,022	1,631	2,192	1,561	1,247
Loss on disposal of assets	1,489	4,504	1,678	1,364	1,806

Total costs and expenses	222,277	323,455	464,615	333,392	431,123

Income (loss) from operations	(17,632)	(7,935)	6,106	9,861	23,259
Interest income	444	249	211	172	23
Interest expense	(101)	(28)	(191)	(191)	(663)

Income (loss) before income taxes	(17,289)	(7,714)	6,126	9,842	22,619
Benefit for income taxes(1)	—	—	—	—	10,815

Net income (loss)	$(17,289)	$(7,714)	$6,126	$9,842	$33,434

Historical income (loss) available to common shareholders(2)	$(17,289)	$(7,714)	$4,484	$7,174	$24,754
Historical earnings (loss) per common share(2)
Basic	$(0.44)	$(0.17)	$0.08	$0.13	$0.42
Diluted	$(0.44)	$(0.17)	$0.08	$0.13	$0.42
Shares used in computing historical earnings (loss) per common share(2)
Basic	39,324,552	46,683,077	55,893,078	55,060,651	58,372,266
Diluted	39,324,552	46,683,077	56,090,651	55,258,224	58,517,125
Pro forma income (loss) available to common shareholders(3)	$(17,289)	$(7,714)	$6,126	$7,174	$33,434
Pro forma earnings (loss) per common share(3):
Basic	$(1.32)	$(0.50)	$0.24	$0.39	$1.27
Diluted	$(1.32)	$(0.50)	$0.24	$0.39	$1.27
Shares used in computing pro forma earnings (loss) per common share(3):
Basic	13,108,184	15,561,026	25,454,284	18,353,550	26,280,680
Diluted	13,108,184	15,561,026	25,520,142	18,419,408	26,328,966
Selected Operating Data:
Restaurant Data:
Number of stores in operation at end of period(4)	227	298	401	373	453
Average store sales(5)	$1,056	$1,274	$1,361	$1,365	$1,406
Comp store sales growth(6)	17.0%	24.4%	13.3%	14.4%	8.7%
Number of stores opened during period(7)	57	76	104	75	52
EBITDA(8)	$(6,372)	$7,155	$27,908	$25,668	$43,651
EBITDA as a percentage of revenue	(3.1)%	2.3%	5.9%	7.5%	9.6%
Net cash provided by operating activities	$5,971	$22,069	$39,672	$31,073	$52,569

	At September 30, 2005
	Actual	Pro Forma(9)	Pro Forma As Adjusted(10)
	(in thousands) (unaudited)
Balance Sheet Data:
Total current assets	$14,368	$14,368	$100,578
Total assets	$371,777	$371,777	$457,987
Total current liabilities	$37,473	$37,473	$32,835
Total liabilities	$74,004	$73,490	$68,852
Total shareholders' equity	$297,773	$298,287	$389,135

(1)
We are not a separate taxable entity for federal and most state income tax purposes and our results of operations are included in McDonald's consolidated federal and state income tax returns; however, the provision for income taxes is calculated on a separate return basis. At December 31, 2004, we had incurred total net operating losses, or NOLs, of $139.4 million since our inception as a "C" corporation on January 1, 1996. We incurred $118.0 million of these NOLs after McDonald's acquisition of over 80% of our equity. The remaining $21.4 million of these NOLs relates to separate return limitation year ("SRLY") losses before McDonald's acquired over 80% of our equity and will begin to expire in 2012. Through December 31, 2004, we recorded a valuation allowance to offset our deferred tax assets, including those related to the NOLs, net of deferred tax liabilities. During the nine months ended September 30, 2005, we determined that it was more likely than not that we would realize our deferred tax assets and we reversed our valuation allowance, resulting in a net tax benefit of $10.8 million in our results of operations. During the nine months ended September 30, 2005, we also realized $8.5 million of SRLY losses which reduced goodwill but did not impact our results of operations.

(2)
Historical earnings (loss) per common share and shares used in computing historical earnings (loss) per common share do not reflect the effect of the Reclassification.

(3)
The pro forma earnings (loss) per common share and shares used in computing pro forma earnings (loss) per common share presented for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004 give retroactive effect to the one for three reverse common stock split to be executed as part of the Reclassification. The pro forma earnings (loss) per common share and shares used in computing pro forma earnings (loss) per common share presented for the year ended December 31, 2004 and the nine months ended September 30, 2005 give retroactive effect to the Reclassification.

(4)
Includes company-operated stores only. We also have three franchisees who operated five, seven and eight stores at the end of 2002, 2003 and 2004, respectively, and eight stores at September 30, 2004 and 2005.

(5)
Includes company-operated stores only. We define "average store sales" as the average trailing 12-month sales for company-owned stores in operation for at least 12 full months. As average store sales are computed using the same periods for all of our stores, they do not include sales during the stub portion of the month in which a store begins operating.

(6)
Includes company-operated stores only. Represents the change in period-over-period sales for the comparable store base. A store becomes comparable in its 13th month of operation. As comp store sales are computed using the same periods for all of our stores, they do not include sales during the stub portion of the month in which a store begins operating.

(7)
Includes company-operated and franchised stores.

(8)
Represents net income (loss) before deductions for interest, income taxes, depreciation and amortization. We believe that EBITDA is useful to investors as a measure of comparative operating performance, as it is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. We also present EBITDA because we believe it is useful to investors as a way to evaluate our ability to incur and service debt, make capital expenditures and meet working capital requirements. EBITDA is not intended as a measure of our operating performance, as an alternative to net income or as an alternative to any other performance measure in conformity with U.S. generally accepted accounting principles or as an alternative to cash flow provided by operating activities as a measure of liquidity. The following is a reconciliation of net income (loss) to EBITDA:

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(in thousands)
Net income (loss)	$(17,289)	$(7,714)	$6,126	$9,842	$33,434
Interest income	(444)	(249)	(211)	(172)	(23)
Interest expense	101	28	191	191	663
Depreciation and amortization	11,260	15,090	21,802	15,807	20,392
Benefit for income taxes*	—	—	—	—	(10,815)

EBITDA	$(6,372)	$7,155	$27,908	$25,668	$43,651

*
See note (1) above.

(9)
The pro forma balance sheet data at September 30, 2005 give retroactive effect to the Reclassification and the conversion of stock appreciation rights into stock options.

(10)
The pro forma as adjusted balance sheet data at September 30, 2005 give retroactive effect to the Reclassification, the conversion of stock appreciation rights into stock options and the application of the estimated net proceeds we will receive from this offering, based on an assumed initial public offering price of $16.50 per share (the midpoint of the range shown on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        An investment in our class A common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before deciding to buy our class A common stock. Any of the risks we describe below could adversely affect our business, financial condition or operating results. The market price of our class A common stock could decline if one or more of these risks and uncertainties develop into actual events. You could lose all or part of your investment.

Risks Related to Our Business and Industry

  The planned rapid increase in the number of our stores may make our future results unpredictable.

        There were 489 Chipotle stores at December 31, 2005, 184 of which have opened since January 1, 2004. We plan to increase the number of our stores significantly in the next three years. This growth strategy and the substantial investment associated with the development of each new store may cause our operating results to fluctuate and be unpredictable or adversely affect our profits. Our future results depend on various factors, including successful selection of new markets and store locations, market acceptance of the Chipotle experience, consumer recognition of the quality of our food and willingness to pay our prices (which reflect our often higher ingredient costs), the quality of our operations and general economic conditions. What's more, as has happened when other fast-casual restaurant concepts have tried to expand nationally, we may find that the Chipotle concept has limited or no appeal to customers in new markets or we may experience a decline in the popularity of the Chipotle experience. Newly opened stores may not succeed, future markets and stores may not be successful and, even if we're successful, our average store sales may not increase at historical rates.

  As we increase our independence from McDonald's, we may face difficulties replacing services it currently provides to us and entering into new or modified arrangements with existing or new suppliers or service providers.

        We've benefited from our relationship as a consolidated or majority-owned subsidiary of McDonald's. For example, McDonald's has provided us, directly or through its own vendor relationships, with accounting services, insurance policy coverage, banking services, health and other insurance benefits for our employees and employee benefit plans, as well as with its expertise in certain areas of our operations, such as real estate. We also benefit from our relationship with McDonald's when we buy supplies or distribution or other services. For example, McDonald's relationship with Coca-Cola has helped us contain our beverage costs, and we've relied on the McDonald's distribution network. As long as we are a consolidated or majority-owned subsidiary of McDonald's, we expect to continue to have some of these advantages, and in connection with this transaction we've entered into a services agreement with McDonald's to clarify our relationship.

        Following this offering, we expect that McDonald's will own about 88% of the combined voting power of our common stock. If McDonald's ownership interest declines significantly in the future, as we expect it will, we'll lose an increasing amount of these benefits, many of which will not be covered by the services agreement. For example, we currently obtain beneficial pricing and/or service levels from certain suppliers and service providers, and pay McDonald's for the costs they incur in administering our 401(k) plan and providing certain health benefits, including workers compensation, for our employees. If McDonald's ceases to own more than 80% of the combined voting power of our outstanding stock, we'll need to administer our 401(k) plan and provide these health benefits on a stand-alone basis and could incur increased costs as a result. If McDonald's ceases to own more than 50% of the combined voting power of our outstanding stock, we may have to pay more for processing our credit and debit cards and our gift cards, our audit fees, our property insurance, our umbrella and excess liability premiums and our banking services. In some cases, current benefits, such as the use of McDonald's distribution network, are not contractually tied to the level of McDonald's ownership, and the relevant suppliers and service providers could decide to stop giving us beneficial pricing and/or service levels even if McDonald's still owns a substantial equity stake in us.

        As we begin to increase our independence from McDonald's, we may have to seek new suppliers and service providers or enter into new arrangements with our existing ones, and we may encounter difficulties or be unable to negotiate pricing or other terms as favorable as those we currently enjoy, which could harm our business and operating results. However, because we currently have not begun to negotiate new or amended contracts with suppliers and service providers, we cannot now quantify with greater certainty potential increases in our expenses. Furthermore, as a public company, in each of 2006 and future years we expect to incur a few million dollars of legal, accounting and other expenses that we did not previously incur as a subsidiary of McDonald's. See "Certain Relationships and Related Party Transactions."

  We have no independent operating history as a large company, which makes our future business prospects difficult to evaluate.

        We have been a subsidiary of McDonald's since 1998, which has affected the way we operate and manage our business. Because we have no independent operating history as a large company, our historical results may not be indicative of our future performance. Our future results depend on various factors, including those identified in these risk factors. We may not remain profitable.

  Our sales growth rate depends primarily on our ability to open new stores and is subject to many unpredictable factors.

        We may not be able to open new stores as quickly as planned. We've experienced delays in opening some stores and that could happen again. Delays or failures in opening new stores could materially and adversely affect our growth strategy and our expected results. As we operate more stores, our rate of expansion relative to the size of our store base will decline. In addition, one of our biggest challenges is locating and securing an adequate supply of suitable new store sites. Competition for those sites in our target markets is intense, and lease costs are increasing (particularly for urban locations). Our ability to open new stores also depends on other factors, including:

  •
  obtaining financing and negotiating leases with acceptable terms;

  •
  hiring and training qualified operating personnel in the local market;

  •
  managing construction and development costs of new stores at affordable levels, particularly in competitive markets;

  •
  the availability of construction materials and labor;

  •
  the availability of, and our ability to obtain, adequate supplies of ingredients that meet our quality standards;

  •
  securing required governmental approvals (including construction, parking and other permits) in a timely manner; and

  •
  the impact of inclement weather, natural disasters and other calamities, such as hurricanes Katrina and Rita in 2005.

        Although we plan to open between 80 and 90 stores in 2006, we may not be able to do so for the reasons described in this risk factor. In addition, our progress in opening new stores from quarter to quarter may occur at an uneven rate.

  Our sales and profit growth could be adversely affected if comp store sales are less than we expect.

        While future sales growth will depend substantially on our plans for new store openings, the level of comp store sales will also affect our sales growth and will continue to be a critical factor affecting profit growth. This is because the profit margin on comp store sales is generally higher than the profit margin on new store sales, as comp store sales enable fixed costs to be spread over a higher sales base. While we don't expect comp store sales growth to continue at historical levels, our plans do incorporate positive comp store sales. We anticipate that comp store sales growth for fiscal 2006 as a percentage will be in the low- to mid-single digits. It is possible that we will not achieve our targeted comp store sales growth or that the change in comp store sales could be negative. If this were to happen, sales and profit growth would be adversely affected.

  Our failure to manage our growth effectively could harm our business and operating results.

        Our plans call for a significant number of new stores. Our existing store management systems, financial and management controls and information systems may be inadequate to support our expansion. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain store managers and crew. We may not respond quickly enough to the changing demands that our expansion will impose on our management, crew and existing infrastructure. We also place a lot of importance on our culture, which we believe has been an important contributor to our success. As we grow, however, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. Our failure to manage our growth effectively could harm our business and operating results.

  New stores, once opened, may not be profitable, and the increases in average store sales and comp store sales that we've experienced in the past may not be indicative of future results.

        Historically, our new stores have opened with an initial ramp-up period typically lasting 24 months or more, during which they generated sales and income below the levels at which we expect them to normalize. This is in part due to the time it takes to build a customer base in a new market, higher fixed costs relating to increased construction and occupancy costs and other start-up inefficiencies that are typical of new stores. New stores may neither be profitable nor have results comparable to our existing stores. In addition, our average store sales and comp store sales likely will not continue to increase at the rates achieved over the past several years. Our ability to operate new stores profitably and increase average store sales and comp store sales will depend on many factors, some of which are beyond our control, including:

  •
  executing our vision effectively;

  •
  initial sales performance of new stores;

  •
  competition, either from our competitors in the restaurant industry or our own stores;

  •
  changes in consumer preferences and discretionary spending;

  •
  consumer understanding and acceptance of the Chipotle experience;

  •
  road construction and other factors limiting access to new stores;

  •
  general economic conditions, which can affect store traffic, local labor costs and prices we pay for the ingredients and other supplies we use; and

  •
  changes in government regulation.

        If we fail to open stores as quickly as planned, or if new stores don't perform as planned, our business and future prospects could be harmed. In addition, changes in our average store sales or comp store sales could cause our operating results to vary adversely from expectations, which could cause the price of our common stock to fluctuate substantially.

  Our expansion into new markets may present increased risks due to our unfamiliarity with those areas.

        Some of our new stores are planned for markets where we have little or no operating experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. As a result, those new stores may be less successful than stores in our existing markets. Consumers in a new market may not be familiar with the Chipotle brand, and we may need to build brand awareness in that market through greater investments in advertising and promotional activity than we originally planned. We may find it more difficult in new markets to hire, motivate and keep qualified employees who can project our vision, passion and culture. Stores opened in new markets may also have lower average store sales than stores opened in existing markets, and may have higher construction, occupancy or operating costs than stores in existing markets. What's more, we may have difficulty in finding reliable suppliers or distributors or ones that can provide us, either initially or over time, with adequate supplies of ingredients meeting our quality standards. Sales at stores opened in new markets may take longer to ramp up and reach expected sales and profit levels, and may never do so, thereby affecting our overall profitability.

  We may not persuade customers of the benefits of paying our prices for higher-quality food.

        Our success depends in large part on our ability to persuade customers that food made with higher-quality ingredients is worth the prices they will pay at our stores relative to prices offered by some of our competitors, particularly those in the quick-service segment. We may not successfully educate customers about the quality of our food, and they may not care even if they do understand our approach. That could require us to change our pricing, advertising or promotional strategies, which could materially and adversely affect our results or the brand identity that we've tried to create.

  Changes in customer tastes and preferences, spending patterns and demographic trends could cause sales to decline.

        Changes in customer preferences, general economic conditions, discretionary spending priorities, demographic trends, traffic patterns and the type, number and location of competing restaurants affect the restaurant industry. Our success depends to a significant extent on consumer confidence, which is influenced by general economic conditions and discretionary income levels. Our sales may decline during economic downturns, which can be caused by various economic factors such as high gasoline prices, or during periods of uncertainty, such as those that followed the terrorist attacks on the United States in 2001. Similarly, hurricanes Katrina and Rita are affecting consumer confidence and are likely to affect our supply costs, near-term construction costs for our new stores and may affect our sales going forward. Any material decline in consumer confidence or a decline in family "food away from home" spending could cause our sales, operating results, profits, business or financial condition to decline. If we fail to adapt to changes in customer preferences and trends, we may lose customers and our sales may deteriorate.

  Competition from other restaurant companies could adversely affect us.

        We operate in the fast-casual segment of the restaurant industry. This segment is highly competitive with respect to, among other things, taste, price, food quality and presentation, service, location and the ambiance and condition of each restaurant. We also compete with restaurants in the quick-service segment. Our competition includes a variety of locally owned restaurants and national and regional chains. Our competitors offer dine-in, carry-out and delivery services. Many of our competitors have existed longer and often have a more established market presence with substantially greater financial, marketing, personnel and other resources than Chipotle. Our parent, McDonald's, operates in the quick-service segment of the restaurant industry. Among our main competitors are a number of multi-unit, multi-market

Mexican food or burrito restaurant concepts, some of which are expanding nationally. As we expand further in existing markets, our existing stores may face competition from our new stores that begin operating in those markets.

        Several of our competitors compete by offering menu items that are specifically identified as low in carbohydrates, better for customers or otherwise targeted at particular consumer preferences. Many of our competitors in the fast-casual and quick-service segments of the restaurant industry also emphasize lower-cost, "value meal" menu options, a strategy we don't pursue. Our sales may be adversely affected by these products and price competition.

        Moreover, new companies may enter our markets and target our customers. For example, additional competitive pressures have come more recently from the deli sections and in-store cafés of several major grocery store chains, including those targeted at customers who want higher-quality food, as well as from convenience stores and casual dining outlets. These competitors may have, among other things, lower operating costs, better locations, better facilities, better management, more effective marketing and more efficient operations.

        All of these competitive factors may adversely affect us and reduce our sales and profits.

  Additional instances of avian flu or of "mad cow" disease or other food-borne illnesses could adversely affect the price and availability of chicken, beef or other meat, cause the temporary closure of some stores and result in negative publicity, thereby resulting in a decline in our sales.

        In 2004 and 2005, Asian and European countries experienced outbreaks of avian flu. Incidents of "mad cow" disease have occurred in Canadian and U.S. cattle herds. These problems, food-borne illnesses (such as e. coli, hepatitis A, trichinosis or salmonella) and injuries caused by food tampering have in the past, and could in the future, adversely affect the price and availability of affected ingredients and cause customers to shift their preferences, particularly if we choose to pass any higher ingredient costs along to consumers. As a result, our sales may decline.

        Instances of food-borne illnesses, real or perceived, whether at our stores or those of our competitors, could also result in negative publicity about us or the restaurant industry, which could adversely affect sales. If we react to negative publicity by changing our menu or other key aspects of the Chipotle experience, we may lose customers who do not accept those changes, and may not be able to attract enough new customers to produce the revenue needed to make our stores profitable. In addition, we may have different or additional competitors for our intended customers as a result of making these changes and may not be able to compete successfully against those competitors. If our customers become ill from food-borne illnesses, we could be forced to temporarily close some stores. For example, in June 2004, Texas health officials investigated reports that customers and employees had become ill with flu-like symptoms after spending time in one of our stores, and we closed that store for less than a week. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in our menu or dining experience or a temporary closure of any of our stores, could materially harm our business.

  Changes in food and supply costs could adversely affect our results of operations.

        Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Any increase in the prices of the ingredients most critical to our menu, such as beef, chicken, cheese, avocados, beans, tomatoes and pork, could adversely affect our operating results. Although we try to manage the impact that these fluctuations have on our operating results, we remain susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, generalized infectious diseases, product recalls and government regulations. For example, higher diesel prices have in some cases resulted in the imposition of surcharges on the delivery of commodities to our distributors, which they have generally passed on to us to the extent permitted under our arrangements with them. In 2004, hurricanes in some parts of the United States damaged tomato crops and drove prices higher. Similarly, in 2005, hurricane Katrina destroyed a number of chickens raised by one of our chicken suppliers and increased our short-term chicken prices. Both hurricanes Katrina and Rita have resulted in higher diesel and gasoline prices, are affecting consumer confidence and are likely to affect our supply costs, near-term construction costs for our new stores and may affect our sales going forward. In addition, in 2004, prices for chicken rose significantly due to a ban by Asian countries on their chicken exports following outbreaks of avian flu. We do not have long-term supply contracts or guaranteed purchase amounts. As a result, we may not be able to anticipate or react to changing food costs by adjusting our purchasing practices or menu prices, which could cause our operating results to deteriorate. In addition, because we provide moderately priced food, we may choose not to, or be unable to, pass along commodity price increases to our customers.

  We may have experienced a security breach with respect to certain customer credit and debit card data, and we have incurred and may continue to incur substantial costs as a result of this matter. We may also incur costs resulting from other security risks we may face in connection with our electronic processing and transmission of confidential customer information.

        In August 2004, the merchant bank that processes our credit and debit card transactions (the "acquiring bank") informed us that we may have been the victim of a possible theft of credit and debit card data. Together with two forensic auditing firms, we investigated the alleged theft and reviewed our information systems and information security procedures. We also reported the problem to federal law enforcement authorities and have been cooperating in their investigation. While to date we have not discovered conclusive evidence that a theft occurred, we identified some store practices that may have made information systems at our stores vulnerable during periods before August 2004. Notably, without our knowledge, the card processing software we used inadvertently retained credit and debit card "Track 2" data, consisting of, among other items, the customer's name, card number, card expiration date and card verification number. In addition, the internet gateways on our computers in some stores may not have been fully secure at all times. As a result, outside parties may have gained access to stored information. We began accepting credit cards in 1999, and it is possible that all of the cards we processed since then may have been vulnerable. In the three months prior to being notified of the problem, we processed between 1.3 million and 1.5 million credit and debit card charges each month.

        To date, we have received claims through the acquiring bank with respect to fewer than 2,000 purportedly fraudulent credit and debit card charges allegedly arising out of this matter in an aggregate amount of about $1.2 million. We've also incurred $1.3 million of expense in connection with fines imposed by the Visa and MasterCard card associations on the acquiring bank. In 2004, we recorded charges of $4.0 million to establish a reserve for claims seeking reimbursement for purportedly fraudulent credit and debit card charges, the cost of replacing cards, monitoring expenses and fees, and fines imposed by Visa and MasterCard. All of the reimbursement claims are being disputed, although we've not formally protested all of the charges. At November 30, 2005, after charging these expenses against the reserve, the remaining reserve was $1.9 million, which does not take into account a fine of $0.4 million assessed by MasterCard in December 2005 that we expect to charge against that reserve. In addition to the reserve, we've also incurred about $1.5 million of additional expenses in this matter, including $1.3 million for legal fees, bringing our total expense relating to this matter to $5.5 million. We have not reserved any additional amounts to date in 2005.

        We may in the future become subject to additional claims for purportedly fraudulent transactions arising out of this matter. As long as a credit or debit card is active, fraudulent charges may be made using that card until the card's expiration date. We may also be subject to lawsuits or other proceedings by various interested parties, including banks and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit) and federal and state regulators. The statutes of limitation for pursuing some of these potential claims may extend for six years or more in some cases, depending on the circumstances. Moreover, the application of the law and the rules and procedures of the major card associations in these circumstances is generally untested. Any lawsuit or other proceeding will likely be complex, costly and protracted, which could in turn divert financial and management resources from execution of our business plan. We have no way to predict the level of claims or the number or nature of proceedings that may be asserted against us, nor can we quantify the costs that we may incur in connection with investigating, responding to and defending any of them. If we litigate these matters, we may not be able to defend against penalties successfully. The ultimate outcome of this matter could differ materially from the amounts we've recorded in our reserve and could have a material adverse effect on our financial results and condition. Consumer perception of our brand could also be negatively affected by these events, which could further adversely affect our results and prospects.

        Despite the changes we've made to our information systems as a result of this matter, we still need to periodically upgrade our software. We rely on commercially available software and other technologies to provide security for processing and transmission of customer credit card data. About 44% of our current sales are attributable to credit card transactions, and we expect credit card usage to increase. Our systems could be compromised in the future, which could result in the misappropriation of customer information or the disruption of our systems. Either of those consequences could have a material adverse effect on our reputation and business or subject us to additional liabilities.

  Failure to receive frequent deliveries of higher-quality food ingredients and other supplies could harm our operations.

        Our ability to maintain our menu depends in part on our ability to acquire ingredients that meet our specifications from reliable suppliers. Shortages or interruptions in the supply of ingredients caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our operations. If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are disrupted for any reason, our business, financial condition, results of operations or cash flows could be adversely affected. We currently depend on three or four suppliers for our pork, chicken and beef supplies. It could be more difficult to replace our pork suppliers if we were no longer able to rely on them. We do not have long-term contracts with any of our suppliers. In addition, we've relied on the McDonald's distribution network. As we begin to increase our independence from McDonald's, we may have to seek new suppliers and service providers. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items at our stores, which could cause a store to remove items from its menu. If that were to happen, affected stores could experience significant reductions in sales during the shortage or thereafter, if our customers change their dining habits as a result. Our focus on a limited menu would make the consequences of a shortage of a key ingredient more severe.

        In addition, our approach to competing in the restaurant industry depends in large part on our continued ability to adhere to the principle of "food with integrity." We use a substantial amount of naturally raised and sustainably grown ingredients, and try to make our food as fresh as we can, in light of pricing considerations. As we increase our use of these ingredients, the ability of our suppliers to expand output or otherwise increase their supplies to meet our needs may be constrained. Our inability to obtain a sufficient and consistent supply of these ingredients on a cost-effective basis, or at all, could cause us difficulties in aligning our brand with the principle of "food with integrity." That could make us less popular among our customers and cause sales to decline.

  Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to various factors.

        Our quarterly operating results may fluctuate significantly because of various factors, including:

  •
  the impact of inclement weather, natural disasters and other calamities, such as hurricanes Katrina and Rita in 2005;

  •
  the timing of new store openings and related revenues and expenses;

  •
  operating costs at our newly opened stores, which are often materially greater during the first several months of operation;

  •
  labor availability and wages of store management and crew;

  •
  profitability of our stores, especially in new markets;

  •
  changes in comp store sales and customer visits, including as a result of the introduction of new menu items;

  •
  variations in general economic conditions, including those relating to changes in gasoline prices;

  •
  negative publicity about the ingredients we use or the occurrence of food-borne illnesses or other problems at our stores;

  •
  changes in consumer preferences and discretionary spending;

  •
  increases in infrastructure costs; and

  •
  fluctuations in supply prices.

        Seasonal factors also cause our revenue to fluctuate from quarter to quarter. Our revenue is typically lower during the winter months and the holiday season and during periods of inclement weather (because fewer people are eating out) and higher during the spring, summer and fall months (for the opposite reason). Our revenue will also vary as a result of the number of trading days, that is, the number of days in a quarter when a store is open.

        As a result of these factors, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year. Average store sales or comp store sales in any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

  Our success depends substantially upon the continued retention of certain key personnel.

        We believe that our success has depended and continues to depend to a significant extent on the efforts and abilities of our senior management team. The members of our management team currently are employed by us on an "at-will" basis and may resign from our employment at any time, subject in certain cases to the forfeiture of options or unvested shares they may hold. In connection with this offering, we will enter into a registration rights agreement with certain of our current shareholders granting demand registration rights to McDonald's and piggyback registration rights to the other shareholders, including Steve Ells and Monty Moran. Those piggyback registration rights generally will enable those shareholders, including Steve with respect to 1,005,050 shares and Monty with respect to 153,333 non-vested shares, to have all or a portion of their shares registered with the SEC at any time that we file a registration statement on our own behalf or at a time when McDonald's exercises its right to demand registration of the shares that it beneficially owns. McDonald's may exercise that right any time after the expiration of the lock-up period it agreed to in connection with this offering. See "Certain Relationships and Related Party Transactions—Registration Rights" and "Underwriters." Our failure to retain members of that team could adversely affect our ability to build on the efforts they've undertaken with respect to our business.

Specifically, the loss of Steve Ells, our founder and Chief Executive Officer, Monty Moran, our President and Chief Operating Officer, Jack Hartung, our Chief Finance and Development Officer, or Bob Wilner, our Chief Administrative Officer, could adversely affect us.

  Our business could be adversely affected by increased labor costs or difficulties in finding the right teams for our stores.

        Labor is a primary component of our operating costs, and we believe good managers and crew are a key part of our success. We devote significant resources to recruiting and training our store managers and crew. Increased labor costs due to factors like competition, increased minimum wage requirements and employee benefits would adversely impact our operating costs. Our success also depends in part on the energy and skills of our employees and our ability to hire, motivate and keep qualified employees, including especially store managers and crew members. Our failure to find and keep enough employees who are a good fit with our culture could delay planned store openings, result in higher employee turnover or require us to change our culture, any of which could have a material adverse effect on our business and results of operations. Restaurant operators have traditionally experienced relatively high employee turnover rates. Any increase in our turnover rates for managers or crew could be costly.

  Our franchisees could take actions that harm our reputation and reduce our royalty revenues.

        We do not exercise control over the day-to-day operations of our franchised stores. While we try to ensure that franchised stores meet the same operating standards that we demand of company-operated stores, one or more franchised stores may not do so. Any operational shortcomings of our franchised stores are likely to be attributed to our system-wide operations and could adversely affect our reputation and have a direct negative impact on the royalty revenues we receive from those stores.

  We expect to need capital in the future, and we may not be able to raise that capital on acceptable terms.

        Developing our business will require significant capital in the future. We have funded our operations and growth primarily through capital investments by McDonald's and, to a lesser degree, our minority shareholders, and in some cases short-term borrowings from McDonald's that we repaid through private placements of our equity securities. However, McDonald's has no obligation to continue providing us with capital in the future. To meet our capital needs, we expect to rely on our cash flow from operations, the proceeds from this offering and third-party financing, such as the revolving credit facility we're negotiating. Third-party financing may not, however, be available on terms favorable to us, or at all. Our ability to obtain additional funding will be subject to various factors, including market conditions, our operating performance, lender sentiment and our ability to incur additional debt in compliance with other contractual restrictions such as financial covenants under our credit facility. These factors may make the timing, amount, terms and conditions of additional financings unattractive. Our inability to raise capital could impede our growth.

  We're subject to all of the risks associated with leasing space subject to long-term non-cancelable leases and, with respect to the real property that we own, owning real estate.

        Our leases generally have initial terms of between five and 20 years, and generally can be extended only in five-year increments (at increased rates) if at all. All of our leases require a fixed annual rent, although some require the payment of additional rent if store sales exceed a negotiated amount. Generally, our leases are "net" leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as each of our leases expires, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close stores in desirable locations. Also, because we purchase real property for various store locations from time to time, we're subject to all of the risks generally associated with owning real estate, including changes in the investment climate for real estate, demographic trends and supply or demand for the use of the stores, which may result from competition from similar restaurants in the area as well as strict, joint and several liability for environmental contamination at or from the property, regardless of fault.

  Governmental regulation may adversely affect our ability to open new stores or otherwise adversely affect our existing and future operations and results.

        We are subject to various federal, state and local regulations. Each of our stores is subject to state and local licensing and regulation by health, alcoholic beverage, sanitation, food and workplace safety and other agencies. We may experience material difficulties or failures in obtaining the necessary licenses or approvals for new stores, which could delay planned store openings. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new stores in particular locations.

        We are subject to the U.S. Americans with Disabilities Act and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas. We may in the future have to modify stores, for example by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. The expenses associated with these modifications could be material.

        Our operations are also subject to the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, along with the U.S. Americans with Disabilities Act, family leave mandates and a variety of similar laws enacted by the states that govern these and other employment law matters. In addition, federal proposals to introduce a system of mandated health insurance and flexible work time and other similar initiatives could, if implemented, adversely affect our operations.

        In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Restaurants operating in the quick-service and fast-casual segments have been a particular focus. As a result, we may in the future become subject to initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food, that could increase our expenses.

  We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business.

        Our intellectual property is material to the conduct of our business. Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, trade dress and other proprietary intellectual property, including our name and logos and the unique ambiance of our stores. If our efforts to protect our intellectual property are inadequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the internet, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. We may also encounter claims from prior users of similar intellectual property in areas where we operate or intend to conduct operations. This could harm our image, brand or competitive position and cause us to incur significant penalties and costs.

  We could be party to litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material money damages and other remedies.

        Our customers occasionally file complaints or lawsuits against us alleging that we're responsible for some illness or injury they suffered at or after a visit to our stores, or that we have problems with food quality or operations. We're also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. For example, we're currently investigating issues that may arise in connection with the possible theft of certain credit and debit card data. We're also subject to "dram shop" statutes, which generally allow persons injured by intoxicated people to recover damages from the place that wrongfully served those people alcohol. Regardless of whether any claims against us are valid, or whether we're ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage for any claims could materially and adversely affect our financial condition or results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation or prospects, which in turn could adversely affect our results.

        In addition, the restaurant industry has been subject to a growing number of claims based on the nutritional content of food products they sell and disclosure and advertising practices. We may also be subject to this type of proceeding in the future and, even if not, publicity about these matters (particularly directed at the quick-service and fast-casual segments of the industry) may harm our reputation or prospects and adversely affect our results.

  We will incur increased costs as a result of being a public company.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The U.S. Sarbanes-Oxley Act of 2002 and related rules of the U.S. Securities and Exchange Commission, or SEC, and the New York Stock Exchange regulate corporate governance practices of public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time-consuming. For example, we'll create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements. A number of those requirements will require us to carry out activities we have not done previously. For example, under Section 404 of the Sarbanes-Oxley Act, for our annual report on Form 10-K for 2006 we'll need to document and test our internal control procedures, our management will need to assess and report on our internal control over financial reporting and our independent accountants will need to issue an opinion on that assessment and the effectiveness of those controls. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our accountants identified a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. We also expect that it will be difficult and expensive to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by shareholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risks Relating to Our Affiliation with McDonald's

  We're controlled by McDonald's, whose interests may conflict with yours.

        Upon completion of this offering, McDonald's will beneficially own no shares of our class A common stock, but will own about 90% of our outstanding class B common stock, representing 88% of the combined voting power of our outstanding stock and 69% of the economic interest in our outstanding common stock (or 87% and 65%, respectively, if the underwriters' over-allotment option is exercised in full). Accordingly, as it has since 1998 when we became its subsidiary, McDonald's will continue to exercise significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our shareholders, including the adoption of amendments to our certificate of incorporation, the issuance of additional shares of equity securities, the payment of dividends and the approval of mergers or a sale of substantially all of our assets. The concentration of ownership may also make some transactions, including mergers or other changes in control, more difficult or impossible without the support of McDonald's. McDonald's interests may conflict with your interests as a shareholder. For additional information about our relationships with McDonald's, you should read the information under the headings "Principal Shareholders" and "Certain Relationships and Related Party Transactions."

  Conflicts of interest between McDonald's and us could be resolved in a manner unfavorable to us.

        Various conflicts of interest between McDonald's and us could arise. Many of our officers own stock in McDonald's, in some cases more than the amount of Chipotle common stock they own. In addition, one of our directors, Mats Lederhausen, is Managing Director of our controlling shareholder, McDonald's Ventures, LLC. Ownership interests of directors or officers of McDonald's in the common stock of Chipotle, or a person's service as either a director or officer of both companies, could create or appear to create potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for McDonald's and Chipotle. These decisions could, for example, relate to:

  •
  disagreement over corporate opportunities;

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  competition between us and McDonald's;

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  management stock ownership;

  •
  employee retention or recruiting;

  •
  our dividend policy; and

  •
  the services and arrangements from which Chipotle benefits as a result of its relationship with McDonald's.

        Potential conflicts of interest could also arise if we enter into any new commercial arrangements with McDonald's in the future. Our directors and officers who have interests in both McDonald's and us may also face conflicts of interest with regard to the allocation of their time between McDonald's and Chipotle.

        In addition, under our tax allocation agreement with McDonald's, McDonald's (as our parent) has the sole authority to file federal income tax returns and most state income tax returns on our behalf and is responsible for administering that agreement until the consummation of this offering. Assuming McDonald's economic interest in our outstanding common stock falls to less than 80%, this arrangement is expected to terminate for federal and some state income tax purposes for taxable periods following the offering. However, the tax allocation agreement will remain in effect for taxable years prior to this offering. Consequently, this may result in conflicts of interest between McDonald's and us. For example, McDonald's (as our parent) may choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to McDonald's and detrimental to us and for which we may be required to reimburse McDonald's under the tax allocation agreement. The tax allocation agreement will continue to apply to, and govern, the sharing of tax liabilities between McDonald's and us for state tax purposes for those states in which we and McDonald's will continue to file tax returns on a combined basis following the offering.

  The corporate opportunity provisions in our amended certificate of incorporation could enable McDonald's to benefit from corporate opportunities that might otherwise be available to Chipotle.

        Our amended certificate of incorporation will contain provisions related to corporate opportunities that may be of interest to both McDonald's and us. It will provide that if a corporate opportunity is offered to:

  •
  one of our officers or employees who is also a director (but not an officer or employee) of McDonald's, that opportunity will belong to us unless expressly offered to that person primarily in his or her capacity as a director of McDonald's, in which case it will belong to McDonald's;

  •
  one of our directors who is also an officer or employee of McDonald's, that opportunity will belong to McDonald's unless expressly offered to that person primarily in his or her capacity as our director, in which case it will belong to us; and

  •
  any person who is either (1) an officer or employee of both us and McDonald's or (2) a director of both us and McDonald's (but not an officer or employee of either one), that opportunity will belong to McDonald's unless expressly offered to that person primarily in his or her capacity as our director, in which case such opportunity shall belong to us.

        In following these procedures, any person who is offered a corporate opportunity will have satisfied his or her fiduciary duties to our shareholders and us. In addition, our amended certificate of incorporation will provide that any corporate opportunity that belongs to McDonald's or to us, as the case may be, may not be pursued by the other, unless and until the party to whom the opportunity belongs determines not to pursue the opportunity and so informs the other party. Furthermore, so long as the material facts of any transaction between us and McDonald's have been disclosed to or are known by our board of directors or relevant board committee, and the board or such committee (which may, for quorum purposes, include directors who are directors or officers of McDonald's) authorizes the transaction by an affirmative vote of a majority of the disinterested directors, then McDonald's will have satisfied its fiduciary duties and will not be liable to us or our shareholders for any breach of fiduciary duty or duty of loyalty relating to that transaction. These provisions create the possibility that a corporate opportunity that may be pertinent to us may be used for the benefit of McDonald's.

  Future sales or distributions of our shares by McDonald's could depress our class A common stock price.

        After this offering, and subject to the lock-up period described below, McDonald's may sell all or a portion of the shares of our class B common stock that it owns (which shares would be converted automatically into class A shares in connection with any sale prior to a tax-free distribution) or distribute those shares to its shareholders, including a distribution in exchange for McDonald's shares or securities (or another similar transaction). Sales by McDonald's in the public market or distributions to its shareholders of substantial amounts of our common stock, or the filing by McDonald's of a registration statement relating to a substantial amount of our common stock, could depress our class A common stock price. McDonald's has informed us that, at some time in the future, but no earlier than the expiration of the lock-up period, it may sell all or a portion of its ownership interest in us or may make a tax-free distribution, including a distribution in exchange for McDonald's shares or securities (or another similar transaction), to its shareholders of all or a portion of that interest. McDonald's is not, however, subject to any contractual obligation to maintain its ownership position in our shares, except that it has agreed not to sell or otherwise dispose of any of our shares of common stock for a period ending 180 days (subject to extension) after the date of the final prospectus without the prior written consent of Morgan Stanley & Co.

Incorporated and SG Cowen & Co., LLC, on behalf of the underwriters, subject to specified limited exceptions and extensions described in "Underwriters." Consequently, McDonald's may decide not to maintain its ownership of our common stock once the lock-up period expires.

        In addition, McDonald's will have the right, subject to some conditions, to require us to file registration statements covering its shares or to include its shares in other registration statements that we may file. By exercising their registration rights and selling a large number of shares, McDonald's could cause the price of our class A common stock to decline.

Risks Related to Ownership of Our Class A Common Stock

  There is no existing market for our class A common stock and we do not know if one will develop. Even if a market does develop, the stock prices in the market may not exceed the offering price.

        Prior to this initial public offering, there has not been a public market for our class A common stock. Furthermore, because McDonald's will beneficially own most of our common stock immediately following this offering as described above under "—Risks Relating to our Affiliation with McDonald's—We're controlled by McDonald's whose interest may conflict with yours," only a limited number of our class A shares are likely to be actively traded and an active market in our class A shares may not develop. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange or otherwise, or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any class A shares that you buy.

        The initial public offering price for the class A common stock will be determined by negotiations among us, McDonald's and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our class A common stock at prices equal to or greater than the price you pay in this offering.

  Our class A common stock price may be volatile and you may lose all or part of your investment.

        The market price of our class A common stock could fluctuate significantly, and you may not be able to resell your shares at or above the offering price. Those fluctuations could be based on various factors in addition to those otherwise described in this prospectus, including:

  •
  our operating performance and the performance of our competitors;

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  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

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  changes in earnings estimates or recommendations by research analysts who follow Chipotle or other companies in our industry;

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  variations in general economic conditions;

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  the number of shares to be publicly traded after this offering;

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  actions of our current shareholders, including sales of common stock by McDonald's or our directors and executive officers;

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  the arrival or departure of key personnel;

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  matters affecting McDonald's, which will remain our principal shareholder following this offering; and

  •
  other developments affecting us, our industry or our competitors.

        In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our class A common stock. The price of our class A common stock could fluctuate based upon factors that have little or nothing to do with our company or its performance, and those fluctuations could materially reduce our class A common stock price.

  Because holders of the shares of class B common stock will control the majority of the voting power of our common stock, investors in this offering will not be able to determine the outcome of shareholder votes with respect to most events.

        Our class A common stock will have one vote per share, and our class B common stock will have ten votes per share, other than with respect to a limited number of matters specified in our amended certificate of incorporation (such as approval of transactions by which a third party might acquire control of us). Following this offering, holders of shares of class B common stock will collectively control 97% of the combined voting power of our outstanding common stock other than with respect to those matters. For example, the holders of shares of class B common stock will be able to direct the election of all of the members of our board of directors, who will determine our strategic plans, approve major financing decisions and appoint top management. In addition, the holders of the class B common stock may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to holders of our class A common stock or adversely affect us or other investors, including investors in this offering. Although substantially all of the class B common stock will be beneficially owned by McDonald's following the offering and such shares will only be transferable to McDonald's or one of its subsidiaries, McDonald's may in the future decide to distribute all or a portion of its interest in the class B common stock to its shareholders through a tax-free distribution. Following any such distribution, none of the outstanding shares of class B common stock will be subject to transfer restrictions.

  Future sales of our common stock, or the perception that such sales may occur, could depress our class A common stock price.

        Sales of a substantial number of shares of our common stock, or the perception that such sales may occur, following this offering could depress the market price of our class A common stock. This would include sales by McDonald's, as detailed above under "—Future sales or distributions by McDonald's could depress our stock price." We and all of our executive officers and directors and certain other equity holders, including McDonald's, have agreed with the underwriters not to offer, sell, dispose of or hedge any shares of our class A common stock or securities convertible into or exchangeable for shares of our class A common stock (including shares of our class B common stock), subject to specified limited exceptions and extensions described elsewhere in this prospectus, during the period ending 180 days (subject to extension) after the date of the final prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated and SG Cowen & Co., LLC, on behalf of the underwriters. Our certificate of incorporation will authorize us to issue up to 200,000,000 shares of class A common stock, of which 7,878,788 shares will be outstanding and 228,666 shares will be issuable upon the exercise of outstanding stock options, and up to 30,000,000 shares of class B common stock, of which 24,615,831 shares will be outstanding, upon completion of this offering. Of the outstanding shares, 7,878,788 class A shares and 933,639 class B shares will be freely tradable after the expiration date of the lock-up agreements, excluding any acquired by persons who may be deemed to be our affiliates. All of the outstanding class B shares will be eligible for conversion and resale after the expiration of the lock-up period. Shares of our common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the U.S. Securities Act of 1933, or the Securities Act. Morgan

Stanley & Co. Incorporated and SG Cowen & Co., LLC may, in their sole discretion and at any time without notice, release all or any portion of the class A shares or the class B shares subject to the lock-up.

        In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance under our employee stock option plan. See the information under the heading "Shares Eligible for Future Sale" for a more detailed description of the shares that will be available for future sales upon completion of this offering.

  We do not intend to pay dividends for the foreseeable future.

        We've never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our class A common stock. See "Dividend Policy."

  Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

        Our certificate of incorporation and bylaws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders' receiving a premium over the market price for their common stock. See "Description of Capital Stock."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

        This prospectus, including particularly the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. Such forward-looking statements include the discussions of our business strategies and our expectations concerning future operations, margins, profitability, liquidity, and capital resources. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "thinks," "estimates," "seeks," "expects," "predicts," "potential" and similar expressions. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from those in the future that are implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. As you read and consider this prospectus, you should carefully understand that the forward-looking statements are not guarantees of performance or results.

        All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments, except as required by the federal securities laws.

        Industry data and other statistical information used in this prospectus are based on independent publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we've not independently verified the information.

USE OF PROCEEDS

        We estimate that our net proceeds from our sale of 6,060,606 shares of class A common stock in this offering at an assumed initial public offering price of $16.50 per share (the midpoint of the range shown on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be about $90.8 million. We will not receive any proceeds from the sale of shares by the selling shareholder, including with respect to any sale of shares resulting from an exercise by the underwriters of their option to purchase additional shares from the selling shareholder.

        We intend to use the net proceeds from the sale of the common stock to repay the balance outstanding under our $30 million revolving line of credit with McDonald's, to provide additional long-term capital to support the growth of our business (primarily through opening new stores), to continue to maintain our existing stores and for general corporate purposes. At September 30, 2005, the balance outstanding under our revolving line of credit was $4.6 million, and the annual interest rate with respect to those borrowings on that date was 7.5% (representing the U.S. prime rate on that date plus 100 basis points). This revolving line of credit expires on June 30, 2006. We expect that it will be terminated in connection with this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our expansion efforts, sales and marketing activities and competition. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering.

        A $1 change, up or down, in the midpoint of the range shown on the cover page of this prospectus would change our estimated net proceeds by $6.1 million. Similarly, a change in the number of shares of class A common stock we sell would increase or decrease our net proceeds. We believe that our intended use of proceeds would not be affected by changes in either our initial public offering price or the number of shares of class A common stock we sell. However, if our net proceeds were significantly reduced and we were not able to find alternate sources of financing, our growth rate could be slowed. See "Risk Factors."

DIVIDEND POLICY

        We did not declare or pay any cash dividends on our common stock in 2002, 2003 or 2004. We anticipate that we'll retain any future earnings for the operation and expansion of our business. Accordingly, we do not anticipate declaring or paying any cash dividends on our common stock for the foreseeable future.

        Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

        As discussed under "Prospectus Summary—Share Reclassification," each share of our outstanding common stock and each share of our outstanding preferred stock will be reclassified into one-third of one share of class B common stock in connection with this offering, which will result in a decrease in the number of shares outstanding. We also plan to amend our certificate of incorporation and bylaws and increase our total authorized number of shares of capital stock. All of this, which we refer to as the Reclassification, will take place immediately prior to the closing of this offering.

        The following table sets forth our cash and cash equivalents and our consolidated capitalization at September 30, 2005:

  •
  on an actual basis to reflect the one for three reverse common stock split, which is part of the Reclassification; and

  •
  on a pro forma as adjusted basis to give retroactive effect to the Reclassification, the conversion of stock appreciation rights into stock options and the application of the estimated net proceeds that we will receive from this offering, based on an assumed initial public offering price of $16.50 per share (the midpoint of the range shown on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	September 30, 2005
	Actual	Pro Forma As Adjusted
	(in thousands, except share amounts) (unaudited)
Cash and cash equivalents	$1,958	$88,168

Total debt(1)	$7,034	$2,396

Shareholders' equity
Common stock, $0.03 par value; 31,666,666 shares authorized, 19,457,422 shares issued and outstanding(2)	584	—
Class A common stock, $0.01 par value; 200,000,000 shares authorized, 7,878,788 shares issued and outstanding	—	79
Class B common stock, $0.01 par value; 30,000,000 shares authorized, 24,462,498 shares issued and outstanding	—	245
Preferred stock, $0.01 par value; 40,000,000 shares authorized, comprising:
Series B preferred stock, $0.01 par value; 8,034,009 shares issued and outstanding	80	—
Series C preferred stock, $0.01 par value; 3,925,125 shares issued and outstanding	39	—
Series D preferred stock, $0.01 par value; 8,510,639 shares issued and outstanding	85	—
Paid-in capital	378,285	470,111
Tax receivable—McDonald's	(38,596)	(38,596)
Accumulated other comprehensive income	9	9
Accumulated deficit	(42,713)	(42,713)

Total shareholders' equity	297,773	389,135

Total capitalization	$304,807	$391,531

(1)
Total debt consists of $4.6 million outstanding under our line of credit with McDonald's and $2.4 million of deemed landlord financing. The pro forma as adjusted amount gives effect to the repayment of our balance outstanding under the McDonald's line of credit.

(2)
Excludes 228,666 shares of common stock issuable on the exercise of outstanding stock options, 153,333 shares of outstanding non-vested common stock and 771,334 shares of common stock reserved for future issuance under the Chipotle Executive Stock Option Plan. We do not intend to grant additional options under this plan following the consummation of this offering.

        The pro forma as adjusted number of shares of common stock to be outstanding is based on            shares outstanding at September 30, 2005, after giving retroactive effect to the Reclassification, and excludes:

  •
  228,666 shares of class A common stock issuable upon the exercise of options outstanding at September 30, 2005 at a weighted average exercise price of $16.25 per share;

  •
  153,333 shares of non-vested common stock outstanding at September 30, 2005;

  •
  2,200,000 shares of class A common stock reserved for future issuance under our Chipotle 2006 Stock Incentive Compensation Plan; and

  •
  153,466 shares of class A common stock issuable upon the exercise of options to be issued upon the conversion of stock appreciation rights outstanding at September 30, 2005.

DILUTION

        If you invest in our class A common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our class A common stock (the midpoint of the range shown on the cover page of this prospectus) and the pro forma net tangible book value per share of our class A common stock upon the completion of this offering.

        Our net tangible book value at September 30, 2005 was about $280.0 million, or $10.65 per share of class B common stock (after giving retroactive effect to the Reclassification). The net tangible book value per share represents the amount of our net worth, or total tangible assets less total liabilities, divided by 26,280,680 shares of our class B common stock outstanding as of that date (after giving retroactive effect to the Reclassification).

        After giving retroactive effect to the Reclassification, the conversion of stock appreciation rights into stock options and the issuance and sale of 6,060,606 shares of our class A common stock in this offering and our receipt of about $90.8 million in net proceeds from such sale, based on an assumed public offering price of $16.50 per share (the midpoint of the range shown on the cover page of this prospectus), and after deducting the underwriting discounts and commissions payable by us and our estimated expenses of the offering, our as adjusted net tangible book value per share at September 30, 2005 would have been about $371.4 million, or $11.48 per share. This amount represents an immediate increase in net tangible book value of $0.83 to existing shareholders and an immediate dilution in net tangible book value of $5.02 per share to purchasers of our common stock in this offering. Dilution per share is determined by subtracting the net tangible book value per share as adjusted for this offering from the amount of cash paid by a new investor for a share of our common stock.

        The following table illustrates the per share dilution:

Initial public offering price per share of class A common stock	$16.50
Net tangible book value per share at September 30, 2005 (as adjusted for the Reclassification, but excluding this offering)	10.65
Increase in net tangible book value per share attributable to new investors	0.83
As adjusted net tangible book value per share after the offering	11.48
Dilution per share to new investors	5.02

        The following table summarizes, at September 30, 2005, after giving retroactive effect to the Reclassification and this offering as described above:

  •
  the number of shares of common stock purchased from us;

  •
  the total consideration paid to us before deducting underwriting discounts and commissions of $7.0 million and estimated offering expenses payable by us of about $2.2 million; and

  •
  the average price per share paid by existing shareholders and to be paid by new investors purchasing shares of common stock in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price per Share
	Number	Percent	Amount	Percent
Existing shareholders	26,748,844	82%	$311,827,000	76%	$11.66
New investors	6,060,606	18	100,000,000	24	16.50

Total	32,809,450	100%	$411,827,000	100%

        The foregoing tables include options granted to our officers, directors and affiliates under our stock option plans to purchase an aggregate of 314,831 shares of class A common stock, which are outstanding or are to be granted effective upon the consummation of this offering. and 153,333 outstanding shares of non-vested stock that are subject to forfeiture, but do not include options granted to other employees under such plans to purchase an additional aggregate of 129,500 shares of class A common stock under such plans. See "Management—Executive Compensation—Stock Option Plans."

SELECTED CONSOLIDATED FINANCIAL DATA

        Our selected consolidated financial data shown below should be read together with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and respective notes included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data at December 31, 2003 and 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data at December 31, 2002 have been derived from audited consolidated financial statements not included in this prospectus. Our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 have been audited and reported upon by Ernst & Young LLP, an independent registered public accounting firm. The selected consolidated statements of operations data for the years ended December 31, 2000 and 2001 and the consolidated balance sheet data at December 31, 2000 and 2001 have been derived from unaudited financial statements not included in this prospectus. The selected consolidated statements of operations data for the nine months ended September 30, 2004 and 2005 and the balance sheet data at September 30, 2005 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus and include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the results of the interim periods. The data shown below are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except share data)
Statements of Operations:
Revenue
Restaurant sales	$67,757	$131,331	$203,892	$314,027	$468,579	$341,750	$452,593
Franchise royalties and fees	—	267	753	1,493	2,142	1,503	1,789

Total revenue	67,757	131,598	204,645	315,520	470,721	343,253	454,382

Food, beverage and packaging costs	23,920	45,236	67,681	104,921	154,148	111,414	146,863
Labor costs	24,370	46,048	66,515	94,023	139,494	101,756	129,678
Occupancy costs	5,825	11,742	18,716	25,570	36,190	26,192	34,517
Other operating costs	10,612	21,553	29,791	43,527	64,274	46,108	59,408
General and administrative expenses	15,746	20,687	25,803	34,189	44,837	29,190	37,212
Depreciation and amortization	4,985	8,730	11,260	15,090	21,802	15,807	20,392
Pre-opening costs	2,811	2,245	1,022	1,631	2,192	1,561	1,247
Loss on disposal of assets	49	79	1,489	4,504	1,678	1,364	1,806

Total costs and expenses	88,318	156,320	222,277	323,455	464,615	333,392	431,123

Income (loss) from operations	(20,561)	(24,722)	(17,632)	(7,935)	6,106	9,861	23,259
Interest income	1,460	735	444	249	211	172	23
Interest expense	(441)	(13)	(101)	(28)	(191)	(191)	(663)

Income (loss) before income taxes	(19,542)	(24,000)	(17,289)	(7,714)	6,126	9,842	22,619
Benefit for income taxes(1)	—	—	—	—	—	—	10,815

Net income (loss)	$(19,542)	$(24,000)	$(17,289)	$(7,714)	$6,126	$9,842	$33,434

Historical income (loss) available to common shareholders(2)	$(19,542)	$(24,000)	$(17,289)	$(7,714)	$4,484	$7,174	$24,754
Historical earnings (loss) per common share(2)
Basic	$(1.32)	$(0.87)	$(0.44)	$(0.17)	$0.08	$0.13	$0.42
Diluted	$(1.32)	$(0.87)	$(0.44)	$(0.17)	$0.08	$0.13	$0.42
Shares used in computing historical earnings (loss) per common share(2)
Basic	14,819,978	27,719,316	39,324,552	46,683,077	55,893,078	55,060,651	58,372,266
Diluted	14,819,978	27,719,316	39,324,552	46,683,077	56,090,651	55,258,224	58,517,125
Pro forma income (loss) available to common shareholders(3)	$(19,542)	$(24,000)	$(17,289)	$(7,714)	$6,126	$7,174	$33,434
Pro forma earnings (loss) per common share(3):
Basic	$(3.96)	$(2.60)	$(1.32)	$(0.50)	$0.24	$0.39	$1.27
Diluted	$(3.96)	$(2.60)	$(1.32)	$(0.50)	$0.24	$0.39	$1.27
Shares used in computing pro forma earnings (loss) per common share(3):
Basic	4,939,993	9,239,772	13,108,184	15,561,026	25,454,284	18,353,550	26,280,680
Diluted	4,939,993	9,239,772	13,108,184	15,561,026	25,520,142	18,419,408	26,328,966

	At December 31,
						At September 30, 2005
	2000	2001	2002	2003	2004
Balance Sheet Data:
Total current assets	$25,546	$10,819	$20,221	$7,833	$10,332	$14,368
Total assets	$107,117	$146,403	$194,172	$249,014	$329,653	$371,777
Total current liabilities	$10,306	$14,913	$20,806	$38,266	$38,663	$37,473
Total liabilities	$13,863	$22,706	$32,918	$57,506	$67,087	$74,004
Total shareholders' equity	$93,254	$123,697	$161,254	$191,508	$262,566	$297,773

(1)
We are not a separate taxable entity for federal and most state income tax purposes and our results of operations are included in McDonald's consolidated federal and state income tax returns; however, the provision for income taxes is calculated on a separate return basis. At December 31, 2004, we had incurred total NOLs of $139.4 million since our inception as a "C" corporation on January 1, 1996. We incurred $118.0 million of these NOLs after McDonald's acquisition of over 80% of our equity. The remaining $21.4 million of these NOLs relates to SRLY losses before McDonald's acquired over 80% of our equity and will begin to expire in 2012. Through December 31, 2004, we recorded a valuation allowance to offset our deferred tax assets, including those related to the NOLs, net of deferred tax liabilities. During the nine months ended September 30, 2005, we determined that it was more likely than not that we would realize our deferred tax assets and we reversed our valuation allowance, resulting in a net tax benefit of $10.8 million in our results of operations. During the nine months ended September 30, 2005, we also realized $8.5 million of SRLY losses, which reduced goodwill but did not impact our results of operations.

(2)
Historical earnings (loss) per common share and shares used in computing historical earnings (loss) per common share do not reflect the effect of the Reclassification.

(3)
The pro forma earnings (loss) per common share and shares used in computing pro forma earnings (loss) per common share presented for the years ended December 31, 2000, 2001, 2002 and 2003 and the nine months ended September 30, 2004 give retroactive effect to the one for three reverse common stock split to be executed as part of the Reclassification. The pro forma earnings (loss) per common share and shares used in computing pro forma earnings (loss) per common share presented for the year ended December 31, 2004 and the nine months ended September 30, 2005 give retroactive effect to the Reclassification.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion together with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. The discussion contains forward-looking statements involving risks, uncertainties and assumptions that could cause our results to differ materially from expectations. Factors that might cause such differences include those described under "Risk Factors," "Special Note Regarding Forward-Looking Statements" and elsewhere in this prospectus.

Overview

        Our revenue was $470.7 million in 2004, a 130% increase from 2002 and a 49% increase from 2003, driven by new store openings and increased average store sales. During that three-year period, we opened a total of 237 stores. Increases in average store sales have occurred partly because the time it takes for our new stores to ramp up has consistently shortened as we've grown and customers have learned about our brand, enabling new stores to open with higher average store sales. We've also historically had strong growth in comp store sales, due mainly to an increase in the number of transactions processed at our registers.

        As our revenue has increased, our expenses have increased as well. The most important factor affecting our food, beverage and packaging costs and other restaurant operating costs is the price of ingredients critical to our menu, especially beef, chicken, cheese, avocados and beans. These five ingredients have historically accounted for a substantial portion of our food, beverage and packaging costs. Other important ingredients that we use include tomatoes and pork. The absolute increase in our expenses mostly reflected our growth, but other factors also contributed, such as changes in commodity costs driven by export / import restrictions affecting meat supplies and weather conditions that affected growing seasons and drove some prices higher.

        Since we became a subsidiary of McDonald's and began substantially expanding our operations in 1998, McDonald's has provided a significant portion of the capital needed to operate our business and open new stores. Generally McDonald's has done this through direct equity investments, although it has also in some cases provided us with short-term borrowings that we repaid through private placements of our equity securities. After we become a public company, we expect that McDonald's will stop financing us, and we'll fund our growth with cash flow from operations and other sources. We also currently benefit from our McDonald's relationship in other ways, such as pricing benefits for some products and services. If McDonald's ownership interest declines significantly, we'll lose an increasing amount of these benefits. That will further increase our costs significantly. See "Risk Factors—Risks Related to Our Business and Industry—As we increase our independence from McDonald's, we may face difficulties replacing services it currently provides to us and entering into new or modified arrangements with existing or new suppliers or service providers."

How We Make Money: Restaurant Sales

        Restaurant sales represent sales of food and drinks in stores operated by Chipotle, and does not include revenue from stores operated by franchisees (which represented less than 1% of our revenue in each of the last three years). Restaurant sales increased considerably in the last three years, from $203.9 million in 2002, to $314.0 million in 2003 and $468.6 million in 2004. For the first nine months of 2005, they were $452.6 million, 32.4% higher than the same period in 2004. Several factors affect our restaurant sales in any period, including mainly the number of stores in operation and average store sales. Various factors influence sales at a given store or group of stores, including increased customer recognition of our brand, our operational effectiveness, pricing, marketing and promotional efforts, local competition and trade area demographics.

  Expanding Store Base

        Opening additional stores in existing and new U.S. markets has contributed substantially to our restaurant sales growth. We opened 57 stores in 2002, 76 stores in 2003, 104 stores in 2004 and 80 stores in 2005. We opened more stores in 2004 in part because, in certain markets, we were able to use McDonald's real estate personnel and other resources to locate and obtain additional store sites. We did not use those resources in connection with openings in 2005. We plan to open between 80 and 90 stores in 2006. We may, however, not be able to open new stores as quickly as planned. See "Risk Factors—Risks Related to Our Business and Industry—Our sales growth rate depends primarily on our ability to open new stores and is subject to many unpredictable factors." We have closed only five stores during the past three years—two in 2002 and three in 2003—and have closed only six stores in total since we began operating. As we operate more stores, our rate of expansion relative to the size of our store base will decline.

        Our operating plan calls for new store openings throughout the year and our capital needs vary based on the types of stores we build and local market conditions. We have urban stores, free-standing stores and suburban stores. Our suburban stores are either in-line, that is, located in a line of stores, or end-cap, that is, located at the end of a line of stores. In 2004, we spent on average about $906,000 ($880,000 excluding land purchases) in development and construction costs per store. On average, our free-standing stores cost about $1.2 million each, while our end-cap and in-line stores cost about $700,000 each. While free-standing and suburban end-cap stores generally cost more to build than suburban in-line stores, those stores are often located in better trade areas, are more visible and generally attract more customers in the start-up period. Urban stores, such as those in New York City and other downtown urban areas, are generally our most expensive stores, with average development and construction costs of $1.3 million in 2004. Meeting our plan in the coming years will depend on various factors, including whether a given market is new for us, the availability of appropriate sites, competition for those sites, construction schedules and costs, as well as other matters that are often outside our control, such as local zoning and licensing requirements. As we expand into central urban areas, we expect our average costs to open new stores may increase due to the more significant reconstruction work that often needs to be done at those sites.

        Historically, our new stores have opened with an initial ramp-up period typically lasting up to 24 months or more, during which they generated sales below the levels at which we expect them to normalize. However, the period of time it takes for our stores in existing markets to ramp up has consistently shortened as we've grown and customers have learned about our brand, enabling new stores in those markets to open with higher average store sales. For example, average sales for new stores in the first 90 trading days increased 29.4% to $303,390 for stores opened in 2004 from $234,450 for stores opened in 2002. In new markets, however, our ramp-up periods and average sales for new stores are less predictable as a result of our less extensive knowledge of those markets and lower brand awareness, among other factors. Another important factor in declining ramp-up periods is the ongoing evolution of our real estate selection process. As we've gained experience, we've been able to adopt more effective criteria in deciding where to build each store, and have adjusted our mix of store types to support our brand development. In addition, our national brand awareness has increased and our store opening strategies have become more effective. For example, when we open a new store, we plan a range of activities to introduce our food to the local community to help create interest in the store from the start.

  Increased Average Store Sales

        The other important driver of the growth in our restaurant sales has been increased average store sales, which we define as the average trailing 12-month sales for stores in operation for at least 12 full months. The following graphs show our average store sales in each of the last three years and for the trailing 12-month period ended September 30, 2004 and 2005.

        Average store sales have increased partly because ramp-up periods have become consistently shorter as new stores have opened with higher average sales for the reasons described under "—Expanding Store Base" above. Average store sales increases have also been driven by strong growth in comp store sales, due mainly to increased numbers of transactions at our stores, as described below. While we believe most of our sales increases will come from opening new stores, we'll continue to focus on ways to improve the customer experience at our existing stores so we can increase comp store sales. For additional information about how we intend to do that, see "What We Do—Where We Go From Here—Expanding Our Operations and Sales—Selling More Food Every Day."

        Comp Stores Sales Growth.    Comp store sales refer to year-over-year sales comparisons for stores in operation for at least 12 full months and do not include sales during the portion of the month in which a store begins operating. Historically, increases in comp store sales, which were 10.2% in 2005, 13.3% in 2004, 24.4% in 2003 and 17.0% in 2002, accounted for a substantial portion of our restaurant sales growth. In 2003, 45.5% of our restaurant sales growth resulted from comp store sales increases, as compared to 27.0% in 2004 and 26.6% in the first nine months of 2005. We anticipate that comp store sales growth for fiscal 2006 as a percentage will be in the low- to mid-single digits. We may, however, experience lower rates of growth or our comp store sales growth may decline. See "Risk Factors—Risks Related to Our Business and Industry—Our sales and profit growth could be adversely affected if comp store sales are less than we expect."

        We believe that our strong historical comp store sales growth was mainly due to the growing appeal of our core menu items, increasing consumer understanding and appreciation of our passion for good, higher-quality food and our focus on building customer relationships "one burrito at a time." Comp store sales in 2004 and the first nine months of 2005 grew at a slower rate than prior years and represented a smaller percentage of the growth in our total restaurant sales than in prior years. This slower growth is due to new store average sales in the first 12 months increasing over time and baseline restaurant volumes increasing due to the cumulative impact of positive comp store sales in each of the last three years and the first nine months of 2005. As a result of the effects of these trends, we believe that comp store sales likely will not continue to increase at the rates achieved over the past several years. Comp store sales also increase when we introduce modest price increases to our menu. In each of 2002, 2003 and 2004, we raised our prices both to adjust for inflation and to cover food, beverage and packaging cost increases and other operating costs. For example, we raised prices in some markets where we began to use more expensive, naturally raised chicken in 2003 and 2004. Our focus on "food with integrity" may cause us to charge higher prices in some cases because right now there are limited supplies of naturally raised and sustainably grown ingredients. See "Risk Factors—Risks Related to Our Business and Industry—New stores, once opened, may not be profitable, and the increases in average store sales and comp store sales that we've experienced in the past may not be indicative of future results."

        Discounting.    Unlike many of our competitors in the restaurant industry, we do not offer discounts or "value meal" options. Instead, we have promotions that allow customers to sample our food for free. We believe that one of the most important ways for us to increase sales is getting people to try our food and learn about the quality of our ingredients and preparation methods. We include the cost of the food we give away in our other operating costs.

  Seasonality

        Our revenue fluctuates as a result of seasonal and other factors. See "—Quarterly Financial Data" below.

  Franchise Royalties and Fees

        We have three franchisees that, in the aggregate, operate eight of our stores. Franchise royalties and fees represented less than 1% of our revenue in each of the last three years and first nine months of 2005. Although franchising is currently not an important component of our strategy, we constantly try to improve our performance and we may decide to license more stores to franchisees in the future. In the near term, however, we do not expect that we'll have significant increases in these revenues. In addition, if McDonald's ceases to own a majority of our outstanding common voting stock or if we cease to be an affiliate of McDonald's, under the terms of our franchise agreements, our franchisees (each of whom is also a McDonald's franchisee) must either sell either their Chipotle franchise to someone who agrees to perform their obligations under the franchise agreements (at fair market value determined in the manner provided in the franchise agreements) or sell their McDonald's franchise within 24 months after the relevant triggering event. If our franchisees don't sell either franchise within the 24-month period, their franchise agreements with McDonald's will terminate automatically.

How We Spend Money: Food, Beverage and Packaging Costs, Labor, Other Restaurant Operating Costs and Other Expenses

        We have four basic types of expense: food, beverage and packaging costs; labor; other restaurant operating costs (consisting of occupancy costs and other operating costs); and other expenses (consisting of general and administrative expenses, depreciation and amortization, pre-opening costs and gains or losses on asset disposals). As we do more business, open more stores and hire more people, our food, beverage and packaging costs, labor and other restaurant operating costs increase. We've grown considerably over the last three years, and our combined food, beverage and packaging costs, labor and other restaurant operating costs have followed pace, increasing from $182.7 million in 2002 to $268.0 million in 2003, and to $394.1 million in 2004. These expenses for the first nine months of 2005 were $370.5 million, 29.8% higher than the same period in 2004. Our other expenses have also increased, from $39.6 million in 2002 to $55.4 million in 2003, and to $70.5 million in 2004. Other expenses for the first nine months of 2005 were $60.7 million. As we continue to grow, we expect that other expenses will also increase, but may decline as a percentage of revenue.

  Food, Beverage and Packaging Costs

        Food, beverage and packaging costs are the largest component of our expenses and represented about 33.1% of total revenue in 2002, 33.3% in 2003, 32.7% in 2004 and 32.3% in the first nine months of 2005. The most important factor affecting our food, beverage and packaging costs is the price volatility of our key ingredients. Our food, beverage and packaging costs change as a result of fluctuations in commodity and material costs, but also depend in part on the success of our cost management efforts. Since we use higher-quality ingredients that we purchase from carefully selected suppliers, and are increasing our use of more expensive, naturally raised and sustainably grown ingredients, our expenses are often higher than those of other restaurants that use a higher proportion of commodity-priced ingredients.

        Like the rest of the restaurant industry, our expenses fluctuate from time to time due to external events. In 2003, our food expense was affected by higher avocado prices reflecting a poor growing season due to inclement weather and pestilence. In 2004, prices for chicken (our most-used meat ingredient) rose significantly due to a ban by Asian countries on their chicken exports following outbreaks of avian flu. The more limited worldwide chicken supply, combined with continued high demand, drove prices upward. Beef prices have also been higher in the past year due to U.S. restrictions on Canadian imports in the wake of incidents of "mad cow" disease in Canadian cattle herds. Weather is also a factor, especially when severe conditions limit the growing season or crop quality. This happened in 2004, when hurricanes in some parts of the United States damaged tomato crops and drove prices higher. Unlike many other restaurants, we decided not to limit our use of tomatoes (and not to pass the cost increase on to customers). These and other cost increases negatively affected our margins in 2004. Similarly, hurricanes Katrina and Rita in the fall of 2005 have resulted in higher short-term chicken prices and higher diesel prices, which may affect our suppliers, causing them to increase the price of other ingredients.

        We try to minimize the volatility of our food expense by working closely with our suppliers and using a mix of forward, fixed and formula pricing protocols. Under forward pricing protocols, our suppliers and we agree on prices for the ingredients or other raw materials that they sell to us at specified times in the future (possibly weeks or months in advance). Whether the price goes up, down or remains stable over the period, we pay that agreed-upon price at the time we make our purchase. Under fixed pricing protocols, we agree a fixed price with our supplier for the duration of that protocol. Under formula pricing protocols, the prices we pay are based on a specified formula related to the prices for the goods; for example, prices may be tied to the spot price for the ingredient or raw materials in the commodities market on the date of purchase. Though we do not have long-term supply contracts or guaranteed purchase amounts, our pricing protocols with suppliers can remain in effect for periods ranging from one month to a year, depending on the outlook for prices of the particular ingredient. We also sometimes buy supplies at current market or spot prices.

        We've also tried to expand, where necessary, the number of suppliers for our ingredients and other raw materials to assure supply and freshness and mitigate pricing volatility. Our focus on "food with integrity" has constrained our sourcing flexibility to some extent. We've been careful in expanding that initiative so that we don't outpace available supply. Some of our ingredients come from small farms that have facilities that must comply with federal or industry standards for classification as natural, and they may face economic or other limits on their growth. We believe that consumers' increasing concern about where and how food is raised, environmental management and animal husbandry will foster demand for these foods, which will in turn attract the interest and capital investment of larger farms and suppliers. That said, we understand that we'll continue to be at the forefront of this trend and must balance our interest in advancing "food with integrity" with our desire to provide great food at reasonable prices. If our focus resonates with consumers, it should improve our sourcing flexibility, although we'd expect that these kinds of ingredients and other raw materials will remain more expensive than commodity-priced equivalents for some time to come.

        Beverage and packaging costs, while smaller than food costs, are also a significant portion of these costs. McDonald's relationship with Coca-Cola has helped us contain our beverage costs and as long as we are a consolidated subsidiary of McDonald's, we expect to continue to have that pricing advantage. See "Risk Factors—Risks Relating to Our Business and Industry—As we increase our independence from McDonald's, we may face difficulties replacing services it currently provides to us and entering into new or modified arrangements with existing or new suppliers or service providers." Food, beverage and packaging costs also include freight costs, which can be higher than those of some of our competitors in part because we rely primarily on perishable ingredients rather than on processed food products. These costs have also been affected by higher diesel prices that have in some cases resulted in the imposition of surcharges on the delivery of commodities to our distributors, which they have generally passed on to us to the extent permitted under our arrangements with them.

  Labor Costs

        Labor costs are the second-largest component of our expenses, and represented 32.5% of total revenue in 2002, 29.8% in 2003, 29.6% in 2004 and 28.5% in the first nine months of 2005. Labor costs include wages for our store managers, assistant store managers and crew, bonuses (which we pay quarterly), taxes and benefits. As we've added stores, our average number of hourly employees increased from about 3,000 in 2002 to 5,100 in 2003, 8,100 in 2004, and to about 9,900 in the first nine months of 2005. We generally have two shifts at most of our stores, which helps us better predict our store payroll expenses and in return provides our employees with more stable and predictable work hours. Some of the benefits we offer to our hourly employees are a bit unusual, such as English and Spanish lessons, free food and the opportunity to participate in our 401(k) plan. Although these and other benefits may increase our labor costs, we believe they help us to attract and keep good store managers and crew, which is important to our future success. We expect that some of these costs, such as workers compensation, will increase as McDonald's ownership interest decreases. See "Risk Factors—Risks Related to Our Business and Industry—As we increase our independence from McDonald's, we may face difficulties replacing services it currently provides to us and entering into new or modified arrangements with existing or new suppliers or service providers."

  Occupancy Costs

        Occupancy costs represented 9.1% of total revenue in 2002, 8.1% in 2003, 7.7% in 2004 and 7.6% in the first nine months of 2005. These costs include rent, real estate taxes, property taxes and common area maintenance charges. Occupancy costs generally increase as the number of stores increases, but have tended to decline as a percentage of sales due to our increasing average store sales.

  Other Operating Costs

        Other operating costs represented 14.6% of total revenue in 2002, 13.8% in 2003, 13.7% in 2004 and 13.1% in the first nine months of 2005. These costs include utilities, marketing and promotional costs (including free samples), bank fees, credit and debit card processing fees, store supplies, repair, maintenance and similar costs. One of the unique employee benefits included in other operating costs is our company car program, which is available to store managers who have been with us for more than four years. Although this and other similarly unusual benefits may increase our other operating costs, we believe it helps us to attract and keep good store managers, which is important to our future success. Other operating costs generally increase as sales increase and as the number of stores increases, but have tended to decline as a percentage of sales due to our increasing average store sales.

  General and Administrative Expenses

        General and administrative expenses include the corporate and administrative functions that support our stores, including employee wages and benefits, travel, information systems, recruiting and training costs, corporate rent, the $4.0 million credit and debit card liability reserve, professional fees, supplies and insurance and also include costs for store accounting services we received from McDonald's. General and administrative expenses represented about 12.6% of total revenue in 2002, 10.8% in 2003, 9.5% in 2004 and 8.2% in the first nine months of 2005.

        As a public company, we'll incur legal, accounting and other expenses that we did not incur as a majority-owned subsidiary of McDonald's. We expect that these additional expenses will be a few million dollars in each of 2006 and future years.

  Depreciation and Amortization

        Depreciation and amortization are periodic non-cash charges that represent the reduction in usefulness and value of a tangible or intangible asset. Depreciation and amortization represented about 5.5% of total revenue in 2002, 4.8% in 2003, 4.6% in 2004 and 4.5% in the first nine months of 2005. Our principal depreciation and amortization charge relates to capital expenditures for store construction.

  Other Expenses

        Other expenses include pre-opening costs and gains or losses on disposals of assets. Pre-opening expenses are expenses related to preparing to open a new store, and include the costs of hiring and training the initial work force, travel and the cost of food, beverage and packaging used in connection with those activities. Losses on disposal of assets include the costs related to store closures, store equipment retirements and costs to investigate potential store sites that we considered but subsequently rejected. In aggregate, these expenses represented about 1.2% of total revenue in 2002, 1.9% in 2003, 0.9% in 2004 and 0.7% in the first nine months of 2005.

        In October 2005, the FASB issued FASB Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period ("FSP 13-1"). FSP 13-1 requires rental costs associated with ground or building operating leases incurred during a construction period to be recognized as rental expense. FSP 13-1 applies to reporting periods beginning after December 15, 2005. Retroactive application is permitted, but not required. Had FSP 13-1 been effective in prior periods, we would have recognized additional expenses of $1.8 million, $2.5 million and $3.6 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $2.7 million for the nine months ended September 30, 2005. We expect this trend to continue as we recognize this expense beginning in 2006.

  Benefit for Income Taxes

        As a subsidiary of McDonald's, we are not a separate taxable entity for federal and most state income tax purposes. Consequently, McDonald's includes our results of operations in its consolidated federal and most state income tax returns. However, income taxes in our financial statements have been computed on a separate return basis. At December 31, 2004, we had incurred total federal NOLs (net operating losses) of $139.4 million since our inception as a "C" corporation in 1996. We incurred $118.0 million of these NOLs after McDonald's acquisition of over 80% of our equity. The remaining $21.4 million of these NOLs relates to SRLY (separate return limitation year) losses before McDonald's acquired over 80% of our equity. We recognize deferred tax assets and liabilities, at enacted income tax rates, based on the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. We include any effects of changes in income tax rates or tax laws in the provision for income taxes in the period of enactment. When it is more likely than not that a portion or all of a deferred tax asset will not be realized in the future, we provide a corresponding valuation allowance against the deferred tax asset. Through December 31, 2004, we have had a partial valuation allowance against our deferred tax assets. During the nine months ended September 30, 2005, we determined that it was more likely than not that we would realize our deferred tax assets and we reversed our valuation allowance. Accordingly, in the first nine months of 2005, this resulted in a net tax benefit of $10.8 million being realized in the consolidated statement of operations. In the first nine months of 2005, we also reversed the valuation allowance of $8.5 million of SRLY losses, which reduced goodwill recorded in conjunction with McDonald's acquisition of Chipotle and is not recorded in our consolidated statement of operations. After the consummation of this offering, we expect that we will become a separate taxable entity for federal and some state income tax purposes. On the date of deconsolidation, the tax effect of all changes in the tax bases of assets and liabilities will be recorded in equity. We expect that after deconsolidation we will recognize tax expense as a stand-alone entity without regard to the NOLs.

        In accordance with the tax allocation agreement between McDonald's and Chipotle, we've agreed to make payments to McDonald's to reflect any tax liability allocated to us or if we benefit from net losses or tax credits not attributable to our operations. Likewise, McDonald's has agreed to compensate us for any NOLs or tax credits it uses that are attributable to our operations. After McDonald's files its first consolidated federal tax return excluding us, we expect to receive payment for the federal and some state NOLs that we have not utilized on a stand-alone basis as of the date of deconsolidation. We expect to receive final payment in the fourth quarter of 2007. At September 30, 2005, the amount owed by McDonald's totaled $38.6 million. Note that as we utilize the NOLs on a stand-alone basis up until the date of deconsolidation, we'll reduce the receivable recorded in equity and not recognize any benefit in the consolidated statement of operations. See "Certain Relationships and Related Party Transactions—Tax Allocation Agreement."

Other Factors Affecting Our Results

  Equity Compensation Expenses

        Effective January 1, 2005, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123R, Share-Based Payment ("SFAS 123R"), before its required date of adoption, using the modified-prospective transition method. Under this transition method, our 2005 equity compensation costs of $0.3 million related to our stock option plan includes the portion vesting in the period for (i) all share-based payments granted prior to, but not vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123; and (ii) all share-based payments granted after January 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. The following table illustrates the effect on net income (loss) as if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Year Ended December 31,
	2002	2003	2004
	(in millions)
Net income (loss), as reported	$(17.3)	$(7.7)	$6.1
Stock-based employee compensation expense	(0.2)	(0.4)	(0.5)

Pro forma net income (loss)	$(17.5)	$(8.1)	$5.6

        We also have other equity compensation expenses. During the first nine months of 2005, we granted 153,333 shares of our common stock, which vest in equal annual installments over three years, and recognized $0.9 million of related compensation expense. In 2004, we adopted a stock appreciation rights plan and granted stock appreciation rights (SARs) in respect of 167,100 shares of common stock, which vest three years from the date of grant and expire after five years and six months. The common stock had a fair value of $22.35 per share on the date of grant. Our compensation expense related to these grants of SARs was $0.2 million for 2004 and $0.3 million for the first nine months of 2005. In connection with this offering, we intend to convert these SARs, which we have accounted for as a liability, into options to purchase our class A common stock. The options granted to purchase 167,100 shares will have terms consistent with the original grants of SARs, including the same vesting schedule (vesting in full in July 2007) and an exercise price of $22.35 per share. We'll compare the fair value of the stock appreciation rights immediately before that conversion to the fair value of the options, and recognize any incremental compensation cost. We do not expect that this will result in additional compensation cost at the conversion date. Once converted, we'll account for the options as an equity award. In 2001, McDonald's issued options for its common stock to certain of our employees under its stock ownership option plan, all of which were fully vested by the end of 2005, expire ten years from the date of grant and have an exercise price of $29.43 per share of McDonald's common stock. The McDonald's options were granted with an exercise price equal to the fair market value of McDonald's common stock on the date of grant and therefore had no intrinsic value on that date. Accordingly, we did not reflect the fair value of the expenses related to this grant in our financial statements. We paid McDonald's $2.4 million for our cost of participating in its plan, which we expensed equally over the four-year vesting period.

        The fair value of the non-vested common stock granted in March 2005 to Monty Moran, our President and Chief Operating Officer, was estimated by management. We did not obtain contemporaneous valuations by an unrelated valuation specialist. Instead, management's valuation framework relied principally on data compiled as part of its review of strategic options in early 2005, prior to our determination to proceed with this offering. Because that data reflected market conditions contemporaneous with the grant of the non-vested common stock, as well as our then-current projections of our results and financial condition, management concluded that retention of a separate valuation specialist for purposes of the grant was not necessary.

        Determining the fair value of our common stock requires making complex and subjective judgments, particularly since there is no public trading market for our common stock. We used the market approach to estimate the value of the enterprise when the non-vested common stock was granted. The market approach uses direct comparisons to other enterprises and their equity securities to estimate the fair value of privately issued securities. We relied primarily on the price to earnings methodology and compared our historical and forecasted income growth rate to determine our peer group within the high-growth restaurant industry and, subsequently, the appropriate earnings multiple range to apply to our forecasted income in determining our value. We then reduced this by a marketability discount due to the lack of liquidity for our common stock.

        Based on the above analysis, management determined that the per share fair value of the non-vested common stock was $6.50 ($19.50 after giving retroactive effect to the Reclassification). The difference between the fair value estimated by management (after giving retroactive effect to the Reclassification) and the offering price range shown on the cover page of this prospectus is primarily due to the negative impact on forecasted income resulting from our implementation in 2006 of FASB Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period (FSP 13-1), which was issued in October 2005. FSP 13-1 requires lease rental costs incurred prior to a store opening to be recognized as rental expense, whereas we had previously capitalized these costs. The difference also reflects to a lesser extent the dilutive effect of this offering, which management was not able to estimate at the time of the March grant.

  Claims for Fraudulent Credit Card Transactions

        In August 2004, the acquiring bank that processes our credit and debit card transactions informed us that we may have been the victim of a possible theft of credit and debit card data. To date, we have received claims through the acquiring bank with respect to fewer than 2,000 purportedly fraudulent credit and debit card charges allegedly arising out of this matter in an aggregate amount of about $1.2 million. We've also incurred $1.3 million of expense in connection with fines imposed by the Visa and MasterCard card associations on the acquiring bank. In 2004, we recorded charges of $4.0 million to establish a reserve for claims seeking reimbursement for purportedly fraudulent credit and debit card charges, the cost of replacing cards, monitoring expenses and fees, and fines imposed by Visa and MasterCard. All of the reimbursement claims are being disputed, although we've not formally protested all of the charges. At November 30, 2005, after charging these expenses against the reserve, the remaining reserve was $1.9 million, which does not take into account a fine of $0.4 million assessed by MasterCard in December 2005 that we expect to charge against that reserve. In addition to the reserve, we've also incurred about $1.5 million of additional expenses in this matter, including $1.3 million for legal fees, bringing our total expense relating to this matter to $5.5 million. We have not reserved any additional amounts to date in 2005.

        We may in the future become subject to additional claims for purportedly fraudulent transactions arising out of this matter. We have no way to predict the level of claims or the number or nature of proceedings that may be asserted against us, nor can we quantify the costs that we may incur in connection with investigating, responding to and defending any of them. The ultimate outcome of this matter could differ materially from the amounts we've recorded in our reserve and could have a material adverse effect on our financial results and condition. See "Risk Factors—Risks Related to Our Business and Industry—We may have experienced a security breach with respect to certain customer credit and debit card data, and we've incurred and may continue to incur substantial costs as a result of this matter. We may also incur costs resulting from other security risks we may face in connection with our electronic processing and transmission of confidential customer information."

Critical Accounting Policies and Estimates

        We describe our significant accounting policies, including our critical accounting policies, in note 1 of our consolidated financial statements. Critical accounting policies are those that we believe are both significant and that require us to make difficult, subjective or complex judgments, often because we need to estimate the effect of inherently uncertain matters. We base our estimates and judgments on historical experiences and various other factors that we believe to be appropriate under the circumstances. Actual results may differ from these estimates, and we might obtain different estimates if we used different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

  Leasehold Improvements, Property and Equipment

        We state the value of our leasehold improvements, property and equipment, including primarily store equipment, furniture, fixtures and smallwares, and our leasehold improvements at cost, minus accumulated depreciation and amortization. We calculate depreciation using the straight-line method of accounting over the estimated useful lives of the related assets. We amortize our leasehold improvements using the straight-line method of accounting over the shorter of the lease term (including reasonably assured renewal periods) or the estimated useful lives of the related assets. We generally use estimated useful lives of between three and seven years for equipment; between three and ten years for furniture and fixtures; and between three and 20 years for leasehold improvements and buildings. We expense repairs and maintenance as incurred, but capitalize major improvements and betterments. We make judgments and estimates related to the expected useful lives of these assets that are affected by factors such as changes in economic conditions and changes in operating performance. If we change those assumptions in the future, we may be required to record impairment charges for these assets.

  Impairment of Long-Lived Assets

        We review property and equipment, including leasehold improvements, for impairment when events or circumstances indicate these assets might be impaired. We test impairment using historical cash flow and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. We perform this analysis at the store level to determine whether there are any indicators of permanent impairment. In determining future cash flows, we make significant estimates with respect to future operating results of each store over its remaining lease term. If we determine that assets are impaired, we then measure the impairment charge by calculating the amount by which the asset-carrying amount exceeds its fair value, as determined by an estimate of discounted future cash flows. We use estimates and assumptions that are subject to a high degree of judgment in determining asset fair values. If we change those assumptions in the future, we may be required to record impairment charges for these assets.

  Goodwill

        Goodwill resulted primarily from McDonald's purchase of Chipotle. The most significant purchases generating goodwill were completed prior to 2001. Goodwill is not subject to amortization. We do, however, test goodwill for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We completed our most recent impairment test in December 2004, and determined that there were no impairment losses related to goodwill or other indefinite lived assets. In assessing the recoverability of goodwill, we use projections about estimated future cash flows and other factors to determine the fair value of the respective assets. We project estimated future cash flows using significant assumptions, including future revenue and expenses. If we change these estimates or related projections in the future, we may be required to record impairment charges for goodwill.

  Leases

        We lease most of our store locations. We account for our leases under FASB Statement No. 13, Accounting for Leases ("SFAS 13") and subsequent amendments, which require that our leases be evaluated and classified as operating or capital leases for financial reporting purposes. We recognize rent expense for our operating leases, which have escalating rentals over the term of the lease (which includes reasonably assured renewal options), on a straight-line basis over the initial term. In addition, the lease term is deemed to commence when we take physical possession of the leased property. We currently capitalize the straight-line rent amounts during the period prior to store opening. We will, however, begin expensing these amounts beginning January 1, 2006 as a result of the issuance of FSP 13-1. We use a consistent lease term when calculating depreciation of leasehold improvements, when determining straight-line rent expense and when determining classification of our leases as either operating or capital. Contingent rents are generally amounts we must pay to landlords when we have sales in excess of certain thresholds stipulated in certain store leases and are included in rent expense as they accrue. Some of our leases contain tenant improvement allowances. For purposes of recognizing tenant improvement allowances, we amortize the incentives over their estimated useful lives. For tenant improvement allowances, we also record a deferred rent liability or an obligation on our consolidated balance sheet.

  Insurance Liability

        We maintain, or in some cases McDonald's maintains on our behalf, various insurance policies for workers' compensation, employee health, general liability and property damage. Pursuant to those policies, we're responsible for losses up to certain limits for our general liability and property damage insurance and are required to estimate a liability that represents our ultimate exposure for aggregate losses below those limits. This liability is based on our estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions. If actual trends differ from our estimates, our financial results could be affected.

  Income Taxes

        As a subsidiary of McDonald's, we are not a separate taxable entity for federal or most state income tax purposes. Consequently, McDonald's includes our results of operations in its consolidated federal and state income tax returns. Our tax provision is computed based on a separate return basis. We've accounted for, and currently account for, income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). SFAS 109 established financial accounting reporting standards for the effects of income taxes resulting from an enterprise's activities during the current and preceding years. It requires an asset and liability approach for financial accounting and reporting of income taxes. We recognize deferred tax liabilities and assets for the future consequences of events that have been recognized in our consolidated financial statements or McDonald's tax returns. If the future consequences of differences between financial reporting basis and tax basis of our assets and liabilities result in a net deferred tax asset, we evaluate the probability of our ability to realize the future benefits indicated by that asset. If it is more likely than not that some portion or all of the deferred tax asset will not be realized, we'll record a valuation allowance related to a deferred tax asset. Our ability to realize that net deferred tax asset generally depends on whether we have enough taxable income of an appropriate character within the carry-forward period permitted by the tax law. Unless we have enough taxable income to offset the deductible amounts and carry forwards, the related tax benefits will expire unused. We evaluate both positive and negative evidence in making a determination as to whether it is more likely than not that all or some portion of the deferred tax asset will not be realized, and we measure deferred items based on enacted tax laws. This evaluation requires us to project our taxable income sufficiently to realize the tax assets. The preparation of the projections requires considerable judgment and is subject to change to reflect future events and changes in tax laws.

  Reserves / Contingencies for Litigation and Other Matters

        We are involved in various claims and legal actions that arise in the ordinary course of business. These actions are subject to many uncertainties, and we cannot predict the outcomes with any degree of certainty. Consequently, we were unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 2004 and at September 30, 2005. Once resolved, however, these actions may affect our operating results and cash flows. In addition, we're involved in claims relating to the possible theft of our customers' credit and debit card data. In 2004, we recorded charges of $4.0 million to establish a reserve for claims seeking reimbursement for purportedly fraudulent credit and debit card charges and the cost of replacing cards and monitoring expenses and fees. At November 30, 2005, the remaining reserve was $1.9 million, which does not take into account a fine of $0.4 million assessed by MasterCard in December 2005 that we expect to charge against that reserve. As the situation develops and more information becomes available, the amount of the reserve may increase or decrease accordingly. See "Risk Factors—Risks Related to Our Business and Industry—We may have experienced a security breach with respect to certain customer credit and debit card data, and we've incurred and may continue to incur substantial costs as a result of this matter. We may also incur costs resulting from other security risks we may face in connection with our electronic processing and transmission of confidential customer information."

How We Did: Results of Operations

        Our operating results for 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005 are expressed as a percentage of total revenue below:

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Restaurant sales	99.6%	99.5%	99.5%	99.6%	99.6%
Franchise royalties and fees	0.4	0.5	0.5	0.4	0.4

Total revenue	100.0	100.0	100.0	100.0	100.0
Food, beverage and packaging costs	33.1	33.3	32.7	32.5	32.3
Labor costs	32.5	29.8	29.6	29.6	28.5
Occupancy costs	9.1	8.1	7.7	7.6	7.6
Other operating costs	14.6	13.8	13.7	13.4	13.1
General and administrative expenses	12.6	10.8	9.5	8.5	8.2
Depreciation and amortization	5.5	4.8	4.6	4.6	4.5
Pre-opening costs	0.5	0.5	0.5	0.5	0.3
Loss on disposal of assets	0.7	1.4	0.4	0.4	0.4

Total costs and expenses	108.6	102.5	98.7	97.1	94.9

Income (loss) from operations	(8.6)	(2.5)	1.3	2.9	5.1
Interest income	0.2	0.1	—	0.1	—
Interest expense	—	—	—	(0.1)	(0.1)

Income (loss) before income taxes	(8.4)	(2.4)	1.3	2.9	5.0
Benefit for income taxes	—	—	—	—	2.4

Net income (loss)	(8.4)%	(2.4)%	1.3%	2.9%	7.4%

  Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

        The table below presents our operating results for the nine months ended September 30, 2004 and 2005 and the related period-to-period changes:

	Nine Months Ended September 30,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2004	2005
	(in millions, except percentages)
Restaurant sales	$341.8	$452.6	$110.8	32.4%
Food, beverage and packaging costs	111.4	146.9	35.5	31.8
Labor costs	101.8	129.7	27.9	27.4
Occupancy costs	26.2	34.5	8.3	31.8
Other operating costs	46.1	59.4	13.3	28.8
General and administrative expenses	29.2	37.2	8.0	27.5
Depreciation and amortization.	15.8	20.4	4.6	29.0
Pre-opening costs	1.6	1.2	(0.4)	(20.1)
Loss on disposal of assets	1.4	1.8	0.4	32.4
Net interest expense	—	0.6	0.6	n/m	*
Benefit for income taxes	—	10.8	10.8	n/m	*

*
Not meaningful.

        Restaurant Sales.    Of the $110.8 million increase in restaurant sales, $29.4 million was due to an increase in comp store sales in the first nine months of 2005 compared to the 2004 period, $29.3 million related to the impact of non-comparable sales at stores opened in January through August 2004, $27.2 million was due to stores opened in September through December 2004 and $25.0 million was due to stores opened in 2005. Average store sales for the trailing 12-month period ended September 30, 2005 increased 3.0% to $1,406,000 from $1,365,000 for the trailing 12-month period ended September 30, 2004, driven primarily by comp store sales growth of 8.7% that reflected increasing nationwide awareness of our brand, which also enabled new stores to open with higher average sales. A substantial majority of the comp store sales growth was due to an increase in the number of transactions, and the remainder was driven primarily by menu price increases.

        Food, Beverage and Packaging Costs.    Food, beverage and packaging costs increased due to the increase in restaurant sales because we used more ingredients and packaging as a result of the addition of new stores in the last three months of 2004 and the first nine months of 2005, comp store sales increases and increasing sales at stores opened in the first nine months of 2004 that were not in operation for 12 full months in the first nine months of 2005. As a percentage of total revenue, food, beverage and packaging costs decreased slightly to 32.3% in the first nine months of 2005 from 32.5% in the comparable 2004 period. This decrease was due primarily to a decline in raw ingredient costs and menu price increases, partially offset by increased fuel costs.

        Labor Costs.    The period-to-period increase in labor costs was due to the growth in our store base, as our average number of hourly employees increased to about 9,900 in the first nine months of 2005 from about 7,900 in the comparable 2004 period. The effect was mainly due to the impact of staff hired for stores opened throughout 2005 and the last quarter of 2004. As a percentage of total revenue, labor costs decreased to 28.5% in the nine first months of 2005 from 29.6% in the comparable 2004 period, largely due to improved employee efficiency resulting from an increase in the number of transactions, which did not require a corresponding increase in staff, and a gradual improvement over time in staffing our stores with the most appropriate number of crew members for each store.

        Occupancy Costs.    The $8.3 million period-to-period increase in occupancy costs was primarily due to an increase in rental costs relating to the opening of new stores, inflationary pressures on rents and the opening of stores in more expensive locations such as New York City. As a percentage of total revenue, occupancy costs remained flat at 7.6%.

        Other Operating Costs.    The $13.3 million period-to-period increase in other operating costs resulted primarily from the opening of new stores in the last three months of 2004 and the first nine months of 2005. As a percentage of total revenue, other operating costs declined to 13.1% in the first nine months of 2005 from 13.4% in the prior period, primarily due to the effect of higher average store sales on a partially fixed-cost base and improvements in store operations over time.

        General and Administrative Expenses.    The increase in general and administrative expenses primarily resulted from hiring more employees as we grew. As a percentage of total revenue, these expenses decreased to 8.2% in the first nine months of 2005 from 8.5% in the comparable 2004 period, due primarily to the effect of higher average store sales on a partially fixed-cost base.

        Depreciation and Amortization.    Depreciation and amortization increased primarily due to stores opened in the last three months of 2004 and the first nine months of 2005. As a percentage of total revenue, depreciation and amortization decreased from 4.6% to 4.5%.

        Pre-Opening Costs.    Pre-opening costs decreased principally because there were fewer store openings in the first nine months of 2005 than in the comparable 2004 period.

        Loss on Disposal of Assets.    The increase of $0.4 million in loss on disposal of assets was largely due to additional write-offs associated with investigating potential store sites that we considered but subsequently rejected, as well as write-offs of obsolete equipment as a result of software upgrades.

        Net Interest Expense.    The increase in interest expense (net of interest income) was due to higher average borrowings from McDonald's in the first nine months of 2005 than in the comparable 2004 period, as McDonald's did not make any equity contributions in the first nine months of 2005.

        Benefit for Income Taxes.    During the first nine months of 2005, we determined that it was more likely than not that we would realize our deferred tax assets and we reversed our valuation allowance. The benefit from the reduction of the valuation allowance, excluding the allowance on SRLY losses, was partially offset by our current tax expense, which resulted in the realization of a net tax benefit of $10.8 million. The reduction of the valuation allowance for the SRLY losses during the first nine months of 2005 reduced goodwill recorded in conjunction with McDonald's acquisition of us.

  Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        The table below presents our operating results for the years ended December 31, 2003 and 2004 and the related year-to-year changes:

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2003	2004
	(in millions, except percentages)
Restaurant sales	$314.0	$468.6	$154.6	49.2%
Food, beverage and packaging costs	104.9	154.1	49.2	46.9
Labor costs	94.0	139.5	45.5	48.4
Occupancy costs	25.6	36.2	10.6	41.5
Other operating costs	43.5	64.3	20.8	47.7
General and administrative expenses	34.2	44.8	10.6	31.1
Depreciation and amortization.	15.1	21.8	6.7	44.5
Pre-opening costs	1.6	2.2	0.6	34.4
Loss on disposal of assets	4.5	1.7	(2.8)	(62.7)
Net interest income	0.2	—	(0.2)	n/a

        Restaurant Sales.    Of the $154.6 million year-to-year increase in restaurant sales, $62.8 million resulted from sales by 103 company-operated stores opened in 2004, $50.1 million resulted from additional sales in 2004 by 74 company-operated stores opened in 2003 and $41.7 million was due to comp store sales increases. A substantial majority of the comp store sales growth was due to an increase in the number of transactions and the remainder was driven primarily by menu price increases. Average store sales for 2004 increased 6.8% to $1,361,000 from $1,274,000 for 2003, driven primarily by comp store sales growth of 13.3% that reflected increasing nationwide awareness of our brand, which also enabled new stores to open with higher average store sales.

        Food, Beverage and Packaging Costs.    Food, beverage and packaging costs increased because we used more ingredients and packaging as a result of comp store sales increases, increasing sales at 74 stores opened in 2003 that were not in operation for 12 full months in the first six months of 2004 and sales at new stores opened in 2004. As a percentage of total revenue, food, beverage and packaging costs decreased to 32.7% in 2004 from 33.3% in 2003. This decrease was largely driven by a menu price increase that was partially offset by higher chicken, beef, cheese and tomato costs.

        Labor Costs.    The year-to-year increase in labor costs was due to the growth in our store base, as our average number of hourly employees increased to about 8,100 in 2004 from about 5,100 in 2003. The effect was particularly significant in 2004, when we opened a large number of stores and experienced the full-year impact of staff hired for stores opened throughout 2003. As a percentage of total revenue, labor costs decreased slightly to 29.6% in 2004 from 29.8% in 2003, largely due to improved employee efficiency resulting from an increase in the number of transactions, which did not require a corresponding increase in staff.

        Occupancy Costs.    The year-to-year increase in occupancy costs was primarily due to an increase in rental costs resulting from the large number of stores opened in 2004 and the full-year impact in 2004 of such costs for stores opened throughout 2003. As a percentage of total revenue, occupancy costs decreased from 8.1% in 2003 to 7.7% in 2004, largely as a result of the effect of higher average store sales on a largely fixed-cost base.

        Other Operating Costs.    The year-to-year increase in operating costs was driven by the large number of stores opened in 2004 and the full-year impact in 2004 of stores opened throughout 2003. As a percentage of restaurant sales, other operating costs declined slightly to 13.7% in 2004 from 13.8% in 2003, largely as a result of the effect of higher average store sales on a partially fixed-cost base.

        General and Administrative Expenses.    The increase in general and administrative expenses primarily resulted from a $4.0 million charge to set up a reserve related to potential credit card liabilities and hiring more employees as we grew. As a percentage of total revenue, these expenses decreased to 9.5% in 2004 from 10.8% in 2003 as a result of our ability to further leverage our existing corporate infrastructure over more stores.

        Depreciation and Amortization.    Depreciation and amortization increased primarily due to stores opened in 2004 and the full-year impact in 2004 of stores opened throughout 2003. As a percentage of total revenue, depreciation and amortization decreased from 4.8% in 2003 to 4.6% in 2004, largely as a result of the effect of higher average store sales on a largely fixed-cost base.

        Pre-Opening Costs.    The increase in pre-opening costs was principally due to the opening of 103 company-operated stores in 2004, an increase of 29 company-operated store openings from 2003.

        Loss on Disposal of Assets.    The decrease in loss on disposal of assets was largely due to a $2.0 million write-off associated with the closing of three stores in 2003.

        Net Interest Income.    The decrease in interest income (net of interest expense) was due to reduced earnings on average excess cash deposits in 2004 as compared to 2003.

  Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        The table below presents our operating results for the years ended December 31, 2002 and 2003 and the related year-to-year changes:

	Year Ended December 31,
			Increase/ (Decrease)	% Increase/ (Decrease)
	2002	2003
	(in millions, except percentages)
Restaurant sales	$203.9	$314.0	$110.1	54.0%
Food, beverage and packaging costs	67.7	104.9	37.2	55.0
Labor costs	66.5	94.0	27.5	41.4
Occupancy costs	18.7	25.6	6.9	36.6
Other operating costs	29.8	43.5	13.7	46.1
General and administrative expenses	25.8	34.2	8.4	32.5
Depreciation and amortization.	11.3	15.1	3.8	34.0
Pre-opening costs	1.0	1.6	0.6	59.6
Loss on disposal of assets	1.5	4.5	3.0	n/m *
Net interest income	0.3	0.2	(0.1)	(35.6)

*
Not meaningful.

        Restaurant Sales.    Of the $110.1 million year-to-year increase in restaurant sales, $50.0 million was due to comp store sales increases, $32.5 million resulted from additional sales in 2003 by 55 company-operated stores opened in 2002, and $27.5 million resulted from sales by 74 company-operated stores opened in 2003. Average store sales for 2003 increased 20.6% to $1,274,000 from $1,056,000 for 2002, driven primarily by comp store sales growth of 24.4% that reflected increasing nationwide awareness of our brand, which also enabled new stores to open with higher average store sales. A substantial majority of the comp store sales growth was due to an increase in the number of transactions.

        Food, Beverage and Packaging Costs.    Food, beverage and packaging costs increased because we used more ingredients and packaging as a result of comp store sales increases, increasing sales at 55 company-operated stores opened in 2002 that were not in operation for 12 full months in the first six months of 2003 and sales at new stores opened in 2003. As a percentage of total revenue, food, beverage and packaging costs increased to 33.3% in 2003 from 33.1% in 2002. This increase was largely due to cost increases for avocados and beef in 2003.

        Labor Costs.    The year-to-year increase in labor costs was due to the growth in our store base, as our average number of hourly employees increased to about 5,100 in 2003 from about 3,000 in 2002. The effect was significant in 2003, when we opened a large number of stores and experienced the full-year impact of staff hired for stores opened throughout 2002. As a percentage of total revenue, labor costs decreased to 29.8% for 2003 from 32.5% for 2002 as a result of improved employee efficiency resulting from an increase in the number of transactions, which did not require a corresponding increase in staff, and more effective scheduling of employee shifts.

        Occupancy Costs.    The year-to-year increase in occupancy costs was primarily due to an increase in rental costs resulting from the opening of new stores in 2003 and the full-year impact in 2003 of such costs for stores opened throughout 2002. As a percentage of total revenue, occupancy costs decreased to 8.1% in 2003 from 9.1% in 2002, largely as a result of the effect of higher average store sales on a largely fixed-cost base.

        Other Operating Costs.    The year-to-year increase in other operating costs was primarily due to the opening of new stores in 2003 and the full-year impact in 2003 of stores opened throughout 2002. As a percentage of total revenue, these expenses decreased to 13.8% for 2003 from 14.6% for 2002, largely as a result of the effect of higher average store sales on a partially fixed-cost base.

        General and Administrative Expenses.    The increase in general and administrative expenses was mainly the result of hiring more employees as we grew and increased marketing expenses. As a percentage of total revenue, these expenses decreased to 10.8% in 2003 from 12.6% in 2002 as a result of our ability to further leverage our existing corporate infrastructure over more stores and the impact of higher average store sales.

        Depreciation and Amortization.    Depreciation and amortization increased primarily due to stores opened in 2003 and the full-year impact in 2003 of stores opened throughout 2002. As a percentage of total revenue, depreciation and amortization decreased to 4.8% in 2003 from 5.5% in 2002, largely as a result of the effect of higher average store sales.

        Pre-Opening Costs.    The increase in pre-opening costs was primarily a result of an increased number of store openings in 2003 compared to 2002, as well as an increase in average per-store opening costs in 2003 in order to promote brand awareness.

        Loss on Disposal of Assets.    A significant portion of the increase in loss on disposal of assets was attributable to having closed three stores in 2003 at a cost of $2.0 million compared to two stores in 2002 at a cost of $0.9 million.

        Net Interest Income.    The decrease in interest income (net of interest expense) was due to reduced earnings on average excess cash deposits in 2003 as compared to 2002.

Quarterly Financial Data

        The following table presents consolidated statements of operations data for each of the eleven quarters in the period ended September 30, 2005. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	2003 Quarters Ended				2004 Quarters Ended				2005 Quarters Ended
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30
	(in millions)
Revenue	$64.7	$77.3	$85.4	$88.1	$101.4	$117.2	$124.6	$127.5	$133.4	$156.3	$164.7
Operating income (loss)	(4.0)	(0.6)	0.2	(3.5)	0.7	4.9	4.2	(3.8)	4.4	9.3	9.5
Net income (loss)	(3.9)	(0.5)	0.3	(3.5)	0.5	5.0	4.3	(3.7)	2.6	25.7	5.1
Number of stores opened in quarter	7	10	28	31	29	26	21	28	18	17	17
Comp store sales growth	25.3%	24.6%	24.7%	23.4%	23.2%	13.2%	8.9%	10.4%	4.1%	9.6%	11.5%

        Seasonal factors cause our revenue to fluctuate from quarter to quarter. Historically, our revenue is lower in the first and fourth quarters due, in part, to the holiday season and because fewer people eat out during periods of inclement weather (the winter months) than during periods of mild or warm weather (the spring, summer and fall months). Other factors also have a seasonal effect on our results. For example, stores located near colleges and universities generally do more business during the academic year. The number of trading days can also affect our results. For example, 2004 was a leap year, which contributed about 3 percentage points of the increase in our restaurant sales in February of that year. Overall, on a year-to-year basis, changes in trading days do not have a significant impact on our results.

        Our quarterly results are also affected by other factors such as the number of new stores opened in a quarter and unanticipated events. New stores have lower margins immediately following opening as a result of the expenses associated with opening new stores and their operating inefficiencies in the months immediately following opening. Because we tend to open more new stores later in the fiscal year, our fourth quarter net income may be lower than in other quarters. In addition, unanticipated events also impact our results. For example, in the second quarter of 2005, we determined that it was more likely than not that we would realize our deferred tax assets and we reversed our valuation allowance, resulting in a net tax benefit of $16.7 million in that quarter. At December 31, 2004, we recorded charges of $4.0 million to establish a reserve for claims seeking reimbursement for purportedly fraudulent credit and debit card charges and for the cost of replacing cards and monitoring expenses and fees, which reduced our operating income. Our loss on disposal of assets in the first quarter of 2004 decreased compared to the same period in 2003 largely due to a $2.0 million write-off associated with the closing of three stores in the first quarter of 2003. Accordingly, results for a particular quarter are not necessarily indicative of results to be expected for any other quarter or for any year.

Liquidity and Capital Resources

        Our primary liquidity and capital requirements are for new store construction, working capital and general corporate needs. We have financed these requirements primarily through equity sales to McDonald's and others as well as through cash flows from operations. At September 30, 2005, we had $2.0 million in cash and cash equivalents.

        McDonald's and, to a lesser extent, some of our minority shareholders have historically provided us with significant financing. We have also historically obtained short-term borrowings from McDonald's from time to time under documented lines of credit at an interest rate equal to the U.S. prime rate plus 100 basis points. We've repaid these loans using a portion of the proceeds of private placements of our equity securities. In March 2004, April 2003 and April 2002, we issued shares of common stock to McDonald's, certain directors, employees and other persons who were accredited investors (consisting of friends and family of our employees and persons having business relationships with us), in each case as identified in our shareholders' agreement, for an aggregate purchase price of $65.0 million, $38.0 million and $55.0 million, respectively.

        We haven't required significant working capital because customers pay using cash or credit cards and because our operations do not require significant receivables, nor do they require significant inventories due, in part, to our use of various fresh ingredients. In addition, we generally have the right to pay for the purchase of food, beverage and supplies some time after the receipt of those items, generally within ten days, thereby reducing the need for incremental working capital to support growth.

        Operating Activities.    Net cash provided by operating activities was $52.6 million for the nine months ended September 30, 2005 compared to $31.1 million for the comparable period in 2004. The $22.2 million increase was primarily attributable to a $12.8 million improvement in income before income taxes driven by increased average store sales and a $4.6 million increase in depreciation and amortization (a non-cash expense) due to significantly more stores in operation in the first nine months of 2005 compared to the comparable 2004 period. Net cash provided by operating activities was $39.7 million for 2004 compared to $22.1 million for 2003. The $17.6 million increase in 2004 was primarily attributable to a $13.8 million improvement in net income (loss) driven primarily by increased average store sales and a $6.7 million increase in depreciation and amortization (a non-cash expense) due to significantly more stores in operation in 2004 than in 2003. Net cash provided by operating activities for 2002 was $6.0 million. The $16.1 million increase from 2002 to 2003 was primarily the result of an $9.6 million improvement in our net loss driven by increased average store sales and a $6.4 million increase in accounts payable and cash overdraft due to the substantially greater number of store openings in late 2003 than in late 2002.

        Investing Activities.    Net cash used in investing activities was $53.3 million for the nine months ended September 30, 2005 compared to net cash used in investing activities of $72.2 million for the comparable period in 2004. The $18.9 million decrease related to lower capital expenditures in 2005 as we opened 52 stores in the nine months ended September 30, 2005, compared with 75 stores in the nine months ended September 30, 2004. Net cash used in investing activities was $95.6 million for 2004 compared to $86.1 million for 2003. The increase in cash used in investing activities was primarily as a result of higher capital expenditures as we opened 104 stores in 2004, compared to 76 in 2003. We used $48.6 million in cash for investing activities in 2002. The $37.5 million increase in cash used for investing activities from

2002 to 2003 was due to higher capital expenditures as we opened 76 stores in 2003 compared to 57 in 2002.

        Financing Activities.    Net cash provided by financing activities was $2.7 million for the nine months ended September 30, 2005 compared to $41.2 million for the nine months ended September 30, 2004. The decrease in cash provided by financing activities in the 2005 period was attributable to decreased financing requirements as a result of improvements in our net cash provided by operating activities and fewer store openings in the nine months ended September 30, 2005 compared to the comparable period in 2004. Net cash provided by financing activities was $55.9 million for 2004 compared to $64.0 million for 2003. The decrease in cash provided by financing activities in 2004 was attributable to decreased financing requirements as a result of our strong improvement in net cash provided by operating activities, which was partially offset by more store openings in 2004. Our net cash provided by financing activities in 2002 was $42.6 million. We used about $21.4 million more cash for financing activities in 2003 compared to 2002 as a result of increased financing requirements resulting from more store openings in 2003.

        Liquidity and Capital Expenditures.    We will use the proceeds from this offering to repay the $4.6 million balance outstanding at September 30, 2005 under our $30 million revolving line of credit with McDonald's, to provide additional long-term capital to support the growth of our business (primarily through opening new stores), to continue to maintain our existing stores and for general corporate purposes. We do not expect McDonald's to continue to provide us with financing in the future. Therefore, we expect to maintain our business, expand our store base and further implement our growth strategy primarily using cash flow from operations, the proceeds from this offering and third-party financing. We currently expect that our total capital expenditures for 2005 will be about $75 million, and we expect to incur capital expenditures of about $95 million in 2006, relating primarily to our construction of new stores in both periods. We believe that our cash flow from operations, together with the net proceeds from this offering, will be enough to meet our ongoing capital expenditure, working capital and other cash needs over at least the next 24 months.

        In connection with the repayment of our revolving line of credit from McDonald's, we're in the process of negotiating with several banks to establish a revolving credit facility. We intend to use this facility for general corporate purposes including future capital expenditures and working capital needs.

Contractual Obligations

        Our contractual obligations at December 31, 2004 were as follows:

	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	(in millions)
Operating leases	$724.1	$39.6	$79.6	$78.9	$526.0

Total contractual cash obligations	$724.1	$39.6	$79.6	$78.9	$526.0

        We're obligated under non-cancelable leases for our stores and our administrative offices. Our leases generally have initial terms of either five to ten years with two or more five-year extensions, for end-cap and in-line stores, or 15 to 20 years with several five-year extensions, for free-standing stores. Our leases generally have renewal options and generally require us to pay a proportionate share of real estate taxes, insurance, common charges and other operating costs. Some store leases provide for contingent rental payments based on sales thresholds, although we generally do not expect to pay significant contingent rent on these properties based on the thresholds in those leases. See "Risk Factors—Risks Related to Our Business and Industry—Substantially all of our stores are located in leased space that is subject to long-term non-cancelable leases, and we're also subject to all of the risks associated with owning real estate with respect to the real property that we own." At September 30, 2005, there were no material differences in our outstanding contractual obligations, except that as of that date we had $4.6 million outstanding under our revolving line of credit with McDonald's and $2.4 million of deemed landlord financing.

        As discussed in "Certain Relationships and Related Party Transactions—Services Agreement," we expect to enter into an agreement with McDonald's pursuant to which McDonald's will continue to provide us, for a mutually agreed-upon fee of about $10 million to $11 million for the first year of services, with certain services it has historically provided, including, among others, accounting services, insurance policy coverage and certain welfare plans for our employees. The services agreement will become operative on the closing date of this offering and will have terms ranging from approximately one or two years depending on the service. Services will renew automatically unless we or McDonald's terminate the services agreement prior to renewal. In addition, we may in the future repurchase Chipotle franchises from our franchisees in connection with their obligation to dispose of either that franchise or their McDonald's franchise within 24 months after relevant triggering events. We are not obligated to repurchase any of these franchises. See "Certain Relationships and Related Party Transactions—Agreements With Franchisees."

Off-Balance Sheet Arrangements

        At December 31, 2004 and September 30, 2005, we had no off-balance sheet arrangements or obligations.

Quantitative and Qualitative Disclosure about Market Risk

        We're exposed to interest rate risk in two ways. First, we've invested our excess cash under an agreement with McDonald's. Under that agreement, McDonald's has agreed to pay us interest on those cash investments at the 30-day commercial paper rate plus 50 basis points. Changes in interest rates affect the interest income we earn and, therefore, impact our cash flows and results of operations. At December 31, 2004, we had deposited $0.7 million with McDonald's under this agreement, bearing interest at 2.66% on that date. We're also exposed to interest rate risk as a result of our interest-bearing obligations. Such exposures currently are limited to borrowings we've made under our $30 million line of credit with McDonald's, which bears interest at the U.S. prime rate plus 100 basis points. At September 30, 2005, we had $4.6 million outstanding under this line of credit with McDonald's, bearing interest at 7.5% on that date. We expect that this line of credit will be terminated in connection with this offering and that we will repay any outstanding amounts.

        We're also exposed to commodity price risks. Many of the ingredients we use to prepare our food, as well as our packaging materials, are commodities that are affected by weather, seasonality and other factors outside our control. We work closely with our suppliers and use a mix of forward, fixed and formula pricing protocols. Though we do not have long-term supply contracts or guaranteed purchase amounts, our pricing protocols with suppliers can remain in effect for periods ranging from one month to a year, depending on the outlook for prices of the particular ingredient. We've tried to increase, where necessary, the number of suppliers for our ingredients, which we believe can help mitigate pricing volatility, and we follow industry news, trade issues, weather, crises and other world events that may affect supply prices. Long-term increases in ingredient prices could adversely affect our future results if we could not increase menu prices at the same pace for competitive or other reasons. Similarly, if we believe the ingredient price increase to be short in duration we may choose not to pass on the cost increases, which could adversely affect our short-term financial results.

Inflation

        Over the past five years, inflation has not significantly affected our operating results. The impact of inflation could, however, significantly affect our operations in the following ways:

  •
  Food, beverage and packaging costs as a percentage of revenue has fluctuated in the past, generally in response to changes in availability of our main ingredients. Based on current market conditions, we believe that the cost of our main ingredients should not experience significant volatility, except for short-term chicken prices, which have increased as a result of the damage to chicken farms caused by hurricane Katrina. In addition, diesel prices could also experience further increases as a result of the shut-down of several oil refineries by hurricanes Katrina and Rita, which could cause our other ingredient costs to increase.

  •
  We pay many of our crew members hourly rates related to the applicable federal or state minimum wage (although all of our crew members make more than the minimum wage). Our workers' compensation and health insurance costs have been and are subject to continued inflationary pressures.

  •
  Costs for construction, taxes, repairs, maintenance and insurance are all subject to inflationary pressures and impact our occupancy costs.

        In some markets, inflation rates may be higher than the national average.

Recent Accounting Pronouncements

        In December 2004, the FASB issued SFAS 123R, which replaces the requirements under SFAS 123 and APB 25. The statement sets accounting requirements for share-based compensation to employees, including employee stock option and purchase plans, and requires all share-based payments, including employee stock options, to be recognized in the financial statements based on their fair value. It carried forward prior guidance on accounting for awards to non-employees. We adopted SFAS 123R during the first quarter of 2005 using the modified-prospective transition method. Results for prior periods will not be restated. Had we adopted SFAS 123R in prior periods, the impact would have approximated the impact of SFAS 123 as described in note 1 of our consolidated financial statements and above in "—Other Factors Affecting Our Results."

        In October 2005, the FASB issued FSP 13-1, which requires rental costs associated with ground or building operating leases incurred during a construction period to be recognized as rental expense. FSP 13-1 applies to reporting periods beginning after December 15, 2005. Retroactive application is permitted, but not required. Had FSP 13-1 been effective in prior periods, we would have recognized additional costs of $1.8 million, $2.5 million and $3.6 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $2.7 million for the nine months ended September 30, 2005. We expect to incur higher pre-opening costs as a result of the application of FSP 13-1 in future periods.

WHAT WE DO

When a Chain Isn't a "Chain"

        When Chipotle opened its first store in 1993, the idea was simple: demonstrate that food served fast didn't have to be a "fast-food" experience. We tried to avoid using a formulaic approach when creating our experience and looked to fine-dining restaurants for inspiration. We use high-quality raw ingredients, classic cooking methods and a distinctive interior design, and have friendly people to take care of each customer—features that are more frequently found in the world of fine dining. When we opened, there wasn't an industry category to describe what we were doing. Some 12 years and more than 480 stores later, we compete in a category of dining now called "fast-casual," the fastest growing segment of the restaurant industry, where customers expect food quality that's more in line with full-service restaurants, coupled with the speed and convenience of fast food.

        A lot of what we do can be related to our namesake: the chipotle pepper. A chipotle pepper is a jalapeño pepper that's been dried, then smoked over mesquite, transforming its simple taste into a richly nuanced, smoky flavor. We've used that characteristic of the chipotle as an inspiration in all of the elements that shape the depth of flavor and nuance in what we do at Chipotle—great food accessible at reasonable prices, genuinely friendly people providing real service and a stylish atmosphere.

What We Do Really Well

        We try to do a few things really well, and we plan to keep this intentionally focused strategy as we grow. We transform our food in the same way the jalapeño is transformed into a chipotle, elevating basic raw ingredients into food that's richer and more sophisticated through our recipes and cooking techniques. Our store design also transforms simple materials in distinctive ways, giving our stores a style that's more architectural in nature and less dependent on standardized design elements to influence the customer experience. We respect our employees and invite them to share their ideas on how to best serve our customers, which we think inspires them to take pride in their work and increases their dedication to our customers and our company. From our focused menu to the uncomplicated flow of our stores, simple but thorough management and operations practices and a comparatively small inventory (about 130 items on hand, including things like chicken, steak, napkins and forks, compared to 500 or more in some other fast-food establishments), we think that keeping things simple helps us focus on serving great food.

  "Food With Integrity"

        Our focus has always been on using the kinds of higher-quality ingredients and cooking techniques used in high-end restaurants to make great food accessible at reasonable prices. But as we've grown, our vision has evolved. While using a variety of fresh ingredients remains the foundation of our menu, we believe that "fresh is not enough, anymore." "Fresh" is just a starting point. Now we want to know where all of our ingredients come from—how vegetables are grown and animals are raised—so that we can be sure they are flavorful while understanding the environmental and societal impact of our business. We call this idea "food with integrity," and it guides how we run our business.

  •
  Using higher-quality ingredients.  We use a variety of ingredients that we purchase from carefully selected suppliers. We concentrate on where we obtain each ingredient, and this has become a cornerstone of our continuous effort to improve our food. For example, we only use naturally raised pork, and other ingredients we use include naturally raised beef and chicken, as well as organically grown and sustainably grown produce, as described below under "—"Hours to Prepare, Seconds to Serve": Menu and Food Preparation." We continue to investigate using even more naturally raised, organically grown and sustainably grown ingredients, in light of pricing considerations. In all of our stores, we make our guacamole, tomato and corn salsa daily, using what we believe are the best available ingredients. We hope to be at the forefront in creating larger markets for these higher-

    quality ingredients and making higher-quality food that's previously been available only in some grocery stores and high-end restaurants accessible to just about everyone.

  •
  A few things, thousands of ways.  We only serve a few things: burritos, burrito bols (a burrito without the tortilla), tacos and salads. But because customers can choose from many different ingredients, there's a lot of variety. Mathematically speaking, our menu can provide literally thousands of choices. We plan to keep a simple menu, but we'll always consider sensible additions. For example, we introduced the burrito bol in 2003—just when the popularity of low-carbohydrate diets exploded—and estimate that we sold about seven million of them in that year. While many of our competitors raced to create low-carbohydrate menus, we didn't change much. We just developed a new way to deliver the food we already served. In 2005, we rolled out a salad that we think appeals to people who want lighter fare or more variety. We think our customers like the simplicity of what we're doing and that the Chipotle experience has broad appeal.

We believe that our focus on "food with integrity" will resonate with customers as the public becomes increasingly aware of, and concerned about, what they eat.

  Our Employees Set Us Apart

        We believe that our front-line crew differentiates the Chipotle experience. We place a premium on finding employees who will thrive in an environment where they're expected to do more than follow a detailed manual and who embrace our vision of good food, served quickly. This is important because our food ordering process lets our customers select exactly what they want and how they want it by speaking directly to the employees preparing the food. Virtually all of what our crew does is in view of customers, giving them a chance to display their culinary skills as well as their individuality. These and other aspects of our culture set us apart from many of our competitors, as described below under "—Making and Selling "One Burrito At A Time": Store Management and Operations." Because the person who prepares the food—grilling chicken and steak, chopping fresh vegetables, tossing freshly steamed rice with cilantro and citrus juice—is often the same person who serves it, our employees have a strong sense of pride in their work. We think this and our crew's commitment to our vision contribute to better execution and service and are reflected in our crew turnover rate, which we believe is lower than the average in our industry.

  No Two Stores Are The Same

        The design of each Chipotle store reflects the same idea as our food: a limited number of basic materials—concrete, corrugated barn metal, plywood, steel and utilitarian light fixtures—used in creative ways. We design each store individually to suit the space. Our stores rely on a natural flow to make the food ordering process intuitive. Our approach allows us to build stores that are unmistakably Chipotle, while respecting the character of the neighborhoods where we operate, as described below under "—Looking for New Opportunities: Site Development and Expansion." The design of our serving line and our open kitchens also exemplify our vision, demonstrating our commitment to cooking higher-quality food. Through this approach, we think we've made interesting and intelligent design available to the general public.

  Customers Who Sell For Us

        We believe the best and most recognizable brands aren't built through advertising or promotional campaigns alone, but rather through deeply held beliefs evident in how a company runs its business. All of the ways that we project ourselves—beginning with each customer's experience in our stores, the look and feel of our stores, our advertising and promotional programs, and the design items that carry our name or logo—influence how people think about us. By adhering to this principle, we believe that Chipotle is becoming a highly recognized brand. Although our marketing program has many components, we believe the single greatest contributor to our success has been word-of-mouth, with our customers learning about us and telling others. Our website generated about 290,000 visits in August 2005, and some of our customers have gone so far as to develop websites about Chipotle, providing a way for Chipotle customers to share their stories. This kind of support helps us grow without requiring additional advertising expenditures. When we open a new store, we plan a range of activities to introduce our food to the local community to help create interest in the store from the start. And our advertising, which includes print, outdoor, transit and radio ads and most recently a sponsorship of a cooking show on the Public Broadcasting Service, has a low-key and irreverent tone that has been popular with customers. In addition, a number of publications have written favorably about our food and store concept, and our food and stores have even featured in television programs produced without our involvement. We describe all of this in more detail below under "—Communicating With Customers: Advertising and Marketing."

  Rapidly Improving Financial Performance

        Our business model is simple. We start by giving our employees fun and meaningful work, and treating them with respect. We think this makes them happier, and we believe happier employees help make customers happier. Happier customers come back more frequently and are more likely to tell their friends and families about their experience at our stores. This simple but effective approach has helped us build a sizeable and loyal customer base and resulted in rapidly improving financial performance over the last five years. Our revenue was $470.7 million in 2004, a 130% increase from 2002, driven by new store openings and increased average store sales. During 2002, 2003 and 2004, we opened 237 stores in total. Increases in average store sales have occurred partly because the time it takes for our new stores to ramp up has consistently shortened as we've grown and customers have learned about our brand, enabling new stores to open with higher average sales. Average sales for new stores in the first 90 trading days increased 29.4% to $303,390 for stores opened in 2004 from $234,450 for stores opened in 2002. We've also had strong growth in comp store sales, due mainly to an increase in the number of transactions. We anticipate that comp store sales growth for fiscal 2006 as a percentage will be in the low- to mid-single digits. Our net income reached $6.1 million in 2004 and $33.4 million (inclusive of a non-recurring $20.3 million tax benefit) in the first nine months of 2005, and our EBITDA was $27.9 million in 2004 and $43.7 million in the first nine months of 2005.

  Management's Passion, Not Just Experience

        Our senior management is comprised of people who bring a mix of restaurant and business experience to their work. But most importantly, the team is committed to making Chipotle's vision a part of all facets of our business. Steve Ells, our founder and Chief Executive Officer, holds a degree from the Culinary Institute of America. Before he opened our first store in 1993, Steve cooked at Stars restaurant in San Francisco under chef Jeremiah Tower. The Chipotle experience is infused with Steve's understanding of, and passion for, fine dining. Monty Moran, our President and Chief Operating Officer, joined Chipotle in March 2005, previously serving as chief executive officer of Messner & Reeves, LLC, a private law firm, and as general counsel of Chipotle for much of our history. Jack Hartung, our Chief Finance and Development Officer, joined Chipotle in 2002, after spending 18 years with McDonald's, where he held a variety of management positions. Most recently, Jack was vice president and chief financial officer for McDonald's Partner Brands group, where he oversaw Chipotle's financial operations from December 1999 to August 2002. Bob Wilner, our Chief Administrative Officer, joined Chipotle in 2002, and previously served as vice president of human resources for McDonald's Partner Brands group. Together, our senior management team will beneficially own about 5% of the combined voting power of our outstanding stock and 4% of the economic interest in our outstanding common stock after this offering.

Where We Go From Here

        We believe that our growth has been driven by the appeal of our food, the clarity of our vision, the increasing strength of our brand and our commitment to constantly improving our customer experience.

We anticipate that our growth plans for the foreseeable future will continue to be rooted in these fundamentals as we bring the Chipotle experience to more people.

  Focusing On Our Vision to Appeal to Customers

        Our menu is intentionally simple. By focusing on just a few menu items, we can concentrate our effort on doing a few things very well. We haven't really changed our approach that much since 1993, but we've strived to make our food taste better. For example, we've tried to improve the quality of our ingredients, when we can do so at a reasonable price. We believe that by focusing on the details of quality, service and the Chipotle experience, we'll be able to bring great food—and our vision—to new customers and keep existing customers coming back. The more people understand and share our vision of "food with integrity," we think the more they'll want to eat our food. We believe that consumers' increasing concern about the food they eat will foster demand for higher-quality foods. We believe this, in turn, will attract the interest and capital investment of larger farms and suppliers, and help us make our food more accessible. That said, we understand that we'll continue to be at the forefront of this trend and must balance our interest in advancing "food with integrity" with our desire to provide great food at reasonable prices.

  Expanding Our Operations and Sales

        We plan to increase both sales and profits by opening new stores and increasing comp store sales:

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  Building More Stores.    We plan to grow in a measured and disciplined way by strategically adding stores in existing and new markets. We opened 80 stores in 2005, and we plan to open between 80 and 90 stores in 2006. We believe most of our sales increases will come from opening new stores. As we've grown and become increasingly well-known, we've developed specific criteria that we continuously review and adjust to evaluate each site, as store locations are critical to our long-term success.

  •
  Selling More Food Every Day.    We continue to focus on ways to improve the customer experience at our existing stores so we can increase comp store sales. We believe that the best way to do this is to speed up our service to sell food to more customers. We're doing this by, for example, enhancing our staffing and training models, expanding our use of fax service lines and implementing our new Chipotle DSL (Don't Stand in Line) online ordering system. These changes allow us to accommodate more customers and larger orders without disrupting store traffic. We'll also consider additions to our menu that could enable us to enhance sales. For example, in 2005 we rolled out our salad. Given the brand loyalty that our customers have shown, we believe that another way we can grow sales is by getting more people to try our food. We hope to keep expanding brand awareness in various ways, including through free food giveaways, word-of-mouth marketing and innovative ads and promotions.

Our Industry

        Research shows that people need to eat. Where and what they choose to eat, however, has been gradually changing over time. Studies show that, over the past 50 years, people in the United States have relatively steadily shifted toward purchasing food away from home, instead of preparing and eating food at home. And the restaurant industry has grown to accommodate that trend. The National Restaurant Association estimates that the U.S. industry's sales in 2005 will reach $476 billion (about 4.0% of the U.S. gross domestic product) at 900,000 locations nationwide. The Association further predicts that, by 2010, food purchased away from home will represent more than half of all consumer food purchases, and that the number of restaurants around the country will swell to more than a million locations.

        We believe that there are many reasons that the industry is expanding and eating out is becoming increasingly popular. A growing population means more customers for restaurants to draw from, higher income levels (particularly among dual-income families, "Gen-Xers" and "baby boomers") mean more discretionary income to spend eating out, and busier lifestyles mean people have less time to prepare food at home. As a result, more people are willing to pay for the convenience of quality food made by others. As the restaurant industry adapts to consumer trends, restaurants (including fast-casual restaurants in particular) have increasingly made available the higher-quality food that people want, as illustrated by the proliferation of premium coffee shops, beers, specialty supermarkets and the like.

        Restaurants today come in many shapes and sizes, ranging from high-end full-service restaurants to fast-food establishments. But that hasn't always been the case. When Steve Ells opened the first Chipotle in 1993, consumers had few dining options between traditional fast-food establishments and high-end full-service restaurants. Steve was frustrated by this lack of options and thought he could fill the void. Relying on his view that "fast" didn't have to mean "fast food," Steve opened the first Chipotle store and served food made from higher-quality ingredients, using many traditional cooking methods and prepared to order rather than in advance. Steve tried to avoid formulaic approaches that were common in quick-service restaurants and looked to fine-dining restaurants for inspiration, using architectural and design elements like those one would expect in a full-service restaurant. He also chose a simple menu that allowed him to price menu items closer to fast-food prices and decided not to use waiters, so that food could be quickly served directly to the customer.

        When we opened our first store in 1993, there wasn't even an industry category to describe what we were doing. Since then, others have moved to fill the gap between fast-food establishments and full-service restaurants and a new industry segment, dubbed "fast-casual," has emerged. These restaurants combined characteristics from both full-service restaurants (the more pleasant atmosphere, higher-quality ingredients and food that's made to order) and from quick-service restaurants (chiefly accessibility, lower prices and faster service), and blended them to create something that sets fast-casual restaurants apart from both. Like many fast-casual restaurants, our stores feature last-minute food preparation and assembly with menu items ordered directly from the employees preparing the food, and rely on a variety of fresh ingredients used in creative ways, all served in stores that emphasize design. Customers of fast-casual restaurants often have to pay a bit more for the experience—the fast-casual segment charges, on average, about $7 to $10 per person. The growing demand for fast-casual restaurants (particularly among "Gen-Xers" and "baby boomers") and the increasing popularity and acceptance of various ethnic foods work to our advantage.

        And customers have been gravitating to fast-casual restaurants. In 2004, the fast-casual segment generated about $7.2 billion in sales (representing 2.3% of the industry), according to Technomic, Inc., a national consulting and research firm, and, based on the data prepared by Technomic, is the fastest growing segment of the restaurant industry. Indeed, in 2004, sales in the fast-casual segment grew 12.8%, compared to 7.2% for the industry as a whole, and Technomic has forecast such sales to grow at a compound annual growth rate of between 10.8% and 12.5% from 2004 to 2009, compared to 5.6% for the industry generally.

The Good, the Bad and the Ugly: Competition

        The fast-casual segment of the restaurant industry is highly competitive and fragmented. In addition, fast-casual restaurants compete against other segments of the restaurant industry, including in particular quick-service restaurants and casual dining restaurants. The number, size and strength of competitors vary by region. All of these restaurants compete based on a number of factors, including taste, quickness of service, value, name recognition, restaurant location and customer service. Competition within the fast-casual restaurant segment, however, focuses primarily on taste, quality and the freshness of the menu items and the ambiance and condition of each restaurant. For further information about the restaurant industry, see "—Our Industry" above.

        We compete with national and regional fast-casual and quick-service restaurants, including our parent McDonald's. Our competition also includes a variety of locally owned restaurants and the deli sections and in-store cafés of several major grocery store chains. Many of our competitors have greater financial and other resources, have been in business longer, have greater name recognition and are better established in the markets where our stores are located or are planned to be located. See "Risk Factors—Risks Relating to Our Business and Industry—Competition from restaurant companies could adversely affect us." Our competitors include a number of multi-unit, multi-market Mexican food or burrito restaurant concepts, some of which have plans for national expansion and some of which have raised capital in the public or private financial markets.

        We believe we're well-positioned to continue to grow our market position in existing and new markets given current favorable consumer trends, including the increasing impact of Hispanic culture on food and flavors, the growth of the Mexican food segment and increasing public awareness and concern about what they eat. Some of our competitors have formats similar to ours. We believe, however, that Chipotle is rapidly becoming one of the most recognized fast-casual restaurants and is known for its focus on using a variety of fresh ingredients and commitment to "food with integrity," which we think represents a significant competitive advantage in the segment in which we operate.

Making and Selling "One Burrito At A Time": Store Management And Operations

        People With Passion.    We value the individuality of our company, our employees and our customers, which we believe results in a management, operations and training philosophy distinct from that of our competitors. We make an effort to hire employees who share a passion for food, and who will operate our stores in a way that is consistent with our high standards but that allows each of their unique personalities and strengths to contribute to our success. We also produce training materials that require thought on the part of our employees, rather than providing rote, step-by-step scripts or rigid policy manuals. Through our culture, diversity and language programs that we provide in all of our markets, we teach English to Spanish-speaking workers and Spanish to English-speakers, which helps staff to better serve customers and makes for tighter crews. This program helps people feel more comfortable to grow and develop skills that help them both at work and in their personal lives.

        Importance of Methods and Culture.    Although we have many stores, we believe that our departure from the automated cooking techniques used by many of our competitors sets our vision and our food apart. Our crews use classic professional cooking methods, including slicing, marinating and grilling our meat ingredients and hand-chopping many of our vegetables, in kitchens resembling those of high-end restaurants. Everyone, including our store managers, spends his or her first three weeks working solely with food and learning those techniques, and we spend a significant portion of time ensuring that each crew member learns how to prepare and cook our food properly. Despite our more labor-intensive method of food preparation, we believe that we produce food with an efficiency that enables us to compete effectively.

        The Front Line is Key.    Our store and kitchen designs intentionally place crew members "up front" with customers to reinforce our focus on service. Our employees are encouraged to have genuine interactions with customers no matter what they are doing, whether preparing food or serving customers during our busiest period. We focus on attracting and keeping people who can replicate that experience for each customer "one burrito at a time." We provide each customer with individual attention and make every effort to respond to customer suggestions and concerns in a personal and hospitable way. We believe our focus on creating a positive and interactive experience helps build loyalty and enthusiasm for our brand among store managers, crew members and customers alike.

        The Basics.    Each store typically has a store manager, an assistant manager and as many as 23 to 25 full and part-time crew members. We generally have two shifts at most of our stores, which helps us better predict our store payroll expenses and in return provides our employees with more stable and predictable work hours. We tend to have more employees in our busier stores. We cross-train our employees, with a view to creating depth of competency in our critical store functions. Consistent with our emphasis on customer contact, we encourage our store managers and crew members to welcome and interact with customers throughout the day. And although they may increase our labor costs or general and administrative expenses, we believe that the benefits we provide to our employees, which include language training and our company car program for longer-term store managers, help us to attract and keep good store managers and crew members.

        In addition to the employees we have at each store, we also have area managers (who are responsible for between three and eight stores each) and operations directors (each of whom is responsible for about 50 stores). Our four regional directors each supervise between one and three operations directors and report to our President and Chief Operating Officer.

Looking for New Opportunities: Site Development and Expansion

        Our store locations are critical to our long-term success, and we devote significant time and resources to assessing each prospective site. We've developed specific criteria (described below) to evaluate each site. We continuously review these criteria and adjust them as warranted by changing circumstances in our business or local operating conditions.

        What We're Looking For.    We primarily focus our search for sites on major metropolitan areas, particularly suburban and urban areas with strong residential and daytime populations. Our demographic requirements include areas with at least 15,000 residents ranging in age from 18 to 49, a daytime population of at least 10,000 and a household median income above the national average. Preferred locations include shopping center end-caps and free-standing buildings near large intersections, residential areas, offices, retail outlets, universities, recreational facilities and hospitals. We also consider various other factors, including traffic patterns, area restaurant competition, the likely effect on sales of our nearby stores, parking, accessibility, potential store size and visibility. In larger metropolitan regions, we generally open stores in urban storefronts. We use a combination of our own development staff and outside real estate consultants to locate, evaluate and negotiate new sites using these criteria. We use in-house demographic software to assist in our evaluation, which we also use as our store lifecycle management system.

        The cost to open a Chipotle store depends on several factors, including the type of real estate, the location of the site and the amount of construction required. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Make Money—Expanding Store Base." We generally lease the land where we build our stores. We sometimes receive landlord development and/or rent allowances for leasehold improvements, furniture, fixtures and equipment.

        Design Matters.    We design each store individually to suit the space, and no two stores look exactly the same. This approach, which is critical to our brand identity, allows us to build stores that are unmistakably Chipotle, while respecting the character of the neighborhoods where we operate. Whether we're in a historic district in an urban area, or a suburban community with more restrictive zoning and similar requirements, we try to design and build stores that complement their surroundings, rather than overwhelm them. The overall layouts, together with the sights and sounds of our food preparation, work together to contribute to our distinctive dining experience. We've even taken the fundamental and necessary elements of any store, such as chairs, tables and lighting, and included them in our design aesthetic. Our stores don't use signs that say "Order Here" or "Pick-up Here," but instead rely on a natural flow, based on the floor plan and architectural elements, to make the food ordering process intuitive. And our music is distinctive too—we select each song played in our stores to match our design and our overall approach to the Chipotle dining experience. Even the design of our chairs and artwork, created by a Colorado artist, is unique to Chipotle. The design of our serving line and our open kitchens also exemplify our vision, demonstrating our commitment to cooking fresh food. We strive to entertain our customers with our design and décor and provide a distinct visual, auditory and olfactory experience.

Where You Can Find Us: Store Locations

        At December 31, 2005, we and our franchisees operated 489 stores. Starting from 177 stores on January 1, 2002, we've expanded our store base substantially since that time. For additional information on past and planned store openings, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Make Money: Restaurant Sales—Expanding Store Base." The table below sets forth the locations (by state) of Chipotle stores in operation and under construction on December 31, 2005, including stores under construction that we expect to open in 2006:

	Stores in operation		Stores under construction
Arizona	21		2
California	67		2
Colorado	55		—
District of Columbia	6		—
Florida	14		1
Georgia	10		—
Illinois	47		—
Indiana	6		—
Kansas	12		—
Kentucky	5		—
Maryland	21		—
Michigan	0		3
Minnesota	36		1
Missouri	8		1
Nebraska	6		1
Nevada	5		—
New York	13		1
Ohio	60		2
Oregon	5		—
Texas	60		—
Virginia	20		1
Washington	4		2
Wisconsin	8		—

Total	489	(1)	17

(1)
Includes two franchised stores in Illinois, two in Missouri and four in Ohio.

        Of our stores on that date, 118 were free-standing units, 276 were located at end-cap locations, 86 were located at in-line locations and nine were in malls. The average free-standing store seats about 100 customers while the average in-line or end-cap store seats about 65 customers. Our stores typically range in size from 1,800 square feet to 2,800 square feet, depending on trade space characteristics, with the average store being about 2,500 square feet. Most of our stores also feature outdoor patio space. See "—Making and Selling 'One Burrito At A Time': Store Management and Operations" for additional information about our stores, and "—Franchising" for a discussion of our franchisees.

"Hours To Prepare, Seconds to Serve": Menu and Food Preparation

        A Few Things, Thousands of Ways.    We serve only a few things: burritos, burrito bols (a burrito without the tortilla), tacos and salads. But because customers can choose from four different meats, two types of beans and a variety of extras such as salsas, guacamole, cheese and lettuce, there's enough variety to extend our menu to provide more than 65,000 choices (mathematically speaking). We plan to keep a simple menu, but we'll always consider additions that we think make sense. Furthermore, we've from time to time extended our core menu items to enhance sales. For example, we introduced the burrito bol in 2003 and, in 2005, we rolled out a salad that uses the same ingredients as our burritos and tacos, with the addition of a chipotle-honey vinaigrette that we make in-store daily.

        In preparing our food, we use gas stoves and grills, pots and pans, wire whisks and other kitchen utensils, walk-in refrigerators stocked with a variety of fresh ingredients, and dry goods including rice, herbs and spices. Ingredients we use include marinated chicken, carnitas (seasoned free-range pork), barbacoa (spicy shredded beef), marinated steak and pinto and vegetarian black beans. We add our rice, which is flavored with cilantro and lime, as well as freshly shredded cheese, sour cream, lettuce, tomatoes, peppers and onions, depending on each customer's specifications. We use various herbs, spices and seasonings to prepare our meats and vegetables. We also provide a variety of extras such as guacamole and salsas. To complement our main menu items, we also serve tortilla chips seasoned with lime and salt. In addition to sodas and other soft drinks, most of our stores also offer a selection of beer and margaritas.

        We prepare most items from scratch in our stores, and we've developed a start-to-finish process for food preparation that drives our food ordering process. In all of our stores, we make our guacamole, tomato and corn salsa daily, using what we believe are the best available ingredients, including Hass avocados, herbs, spices and real citrus juice.

        Food Served Fast … So That Customers Can Enjoy It Slowly.    Our employees spend hours preparing our food on-site, but each customer order can be ready in seconds. Customers select exactly what they want and how they want it by speaking directly to the employees preparing the food. While we think that our customers come because of the great-tasting food, we also think that they like getting food served fast without having a "fast-food" experience, even when they're not in a hurry. And while our stores often have lines, we try to get food to people as quickly as possible; we've even been able to serve as many as 300 people an hour at some locations. The natural flow of our overall layout, including the floor plan and the design of our serving line, are designed to make the food ordering process intuitive and thus, we believe, more efficient. And we're focused on further improving the speed of service in all of our restaurants, so that we can accommodate more customers and larger orders without disrupting store traffic, as discussed above under "—Where We Go From Here—Expanding Our Operations and Sales—Selling More Food Every Day." By emphasizing speed of service without compromising the genuine interactions between our customers and our crews, and by continually making improvements to our stores to keep pace at even our highest-volume stores, we believe that we can provide the Chipotle experience to more and more customers.

        "Food with Integrity."    We focus on quality, service and the Chipotle experience. At the same time, however, we're committed to emphasizing "food with integrity," beginning with our suppliers and ending with the way we prepare food for customers. Because our menu is so focused, we can concentrate on where we obtain each ingredient, and this has become a cornerstone of our continuous effort to improve our food. All of our pork, for example, comes from pigs that are naturally raised without the use of antibiotics in open pastures or deeply bedded barns, without limited confinement. We also serve naturally raised chicken in about 43% of our stores and naturally raised beef in about 32% of our stores. For us, "naturally raised" means that our suppliers' pigs, chickens and cattle are raised in humane environments on vegetarian diets without the use of antibiotics. It also means that our suppliers don't use hormones, which are prohibited by federal regulations for pork and chicken, and which we explicitly prohibit for our beef. We're enthusiastically investigating the use of more sustainably grown produce, meaning produce grown by suppliers who we believe respect the environment, while still charging reasonable prices for our food. Today, about 20% of all of the beans we buy are organically grown, that is, they meet U.S. Food and Drug Administration standards for "organic." At each store, we mix those organically grown beans with other ingredients that don't meet those standards in the food we sell to customers. We even work with experts in the areas of animal ethics to create more humane farming environments, and visit the farms and ranches from which we obtain our ingredients.

        We do, however, face challenges in pursuing this approach, including the length of time, costs and risks associated with purchasing naturally raised or sustainably grown ingredients. Naturally raised meat and sustainably grown vegetables are more costly and the growth process is longer. Herd losses are also greater when animals aren't treated with antibiotics and hormones. Given the costs associated with natural and sustainable farming practices, many large suppliers have not found it economical to pursue business in this area. We believe that consumers' increasing concern about where and how food is raised, environmental management and animal husbandry will foster demand for these foods, which will in turn attract the interest and capital investment of larger farms and suppliers. That said, we understand that we'll continue to be at the forefront of this trend and must balance our interest in advancing "food with integrity" with our desire to provide great food at reasonable prices. If our focus resonates with consumers, it should improve our sourcing flexibility, although we would expect that these ingredients and other raw materials will remain more expensive than commodity-priced equivalents for some time to come.

Looking Out For Customers: Quality Control

        We've designed our food safety and quality assurance programs to maintain high standards for our food and food preparation procedures. Our quality assurance manager performs comprehensive store and supplier audits based upon the potential food safety risk of each food. We regularly inspect our suppliers to ensure that the ingredients we buy conform to our quality standards and that the prices we pay are competitive. We also rely on recipes, specifications and protocols to ensure that our food is the best quality possible when served, including a physical examination of ingredients when they arrive at our stores and "mystery shopper" visits to each store at least once each month—sometimes twice, depending on the particular market. Area managers visit and evaluate each store for which they're responsible once every three months and regional training consultants visit and evaluate each certified training store every six months. We also train our employees to pay detailed attention to food quality at every stage of the food preparation cycle, and have developed a daily checklist that our employees use to assess the freshness and quality of food supplies delivered to the stores where they work. Finally, we encourage our customers to communicate with us about our food quality so that we can identify and resolve problems or concerns as quickly as possible.

Where We Get Our Ingredients: Provisions and Supplies

        Close Relationships With Vendors.    Maintaining high-quality levels in our stores depends in part on our ability to acquire fresh ingredients and other necessary supplies that meet our specifications from reliable suppliers. We purchase from various suppliers, carefully selected based on quality and their understanding of our brand, and we seek to develop mutually beneficial long-term relationships with them. We work closely with our suppliers and use a mix of forward, fixed and formula pricing protocols, although we do not have long-term supply contracts or guaranteed purchase amounts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Spend Money" for additional information about our purchasing arrangements. We've tried to increase, where necessary, the number of suppliers for our ingredients, which we believe can help mitigate pricing volatility, and we follow industry news, trade issues, weather, crises and other world events that may affect supply prices.

        We do not purchase raw materials directly from farmers or other suppliers. Instead, we train suppliers to purchase ingredients and other supplies for us based upon our specifications and to negotiate the terms of purchase with raw materials suppliers on our behalf. We estimate that we have 50 key food suppliers for our meats, beans, tortillas, seasonings, dairy products, salsas, produce, packaging and beverages. Purchases made from our ten largest suppliers in 2004 and the first nine months of 2005 represented about 25% of our revenue, with purchases from our largest supplier representing 5% of revenue.

        Distribution Arrangements.    We deliver ingredients and other supplies to our stores from 16 regional distribution centers. As a subsidiary of McDonald's, we've relied on its distribution network. Of our 16 distribution centers, 13 serve McDonald's, its subsidiaries and its franchisees exclusively, while the other three have customers other than McDonald's. Although this network is comprised of independent distribution centers, we anticipate that we may need to replace some of them as we become more independent from McDonald's.

        Relationship With McDonald's.    We also benefit from our relationship with McDonald's when we buy supplies or distribution or other services. Our relationship gives us substantial credibility with our suppliers, and we can use McDonald's knowledge of purchasing and supply chain management to negotiate lower prices. For example, McDonald's relationship with Coca-Cola has helped us contain our beverage costs, and we've historically had access to the McDonald's distribution network. We also use many of the same suppliers for our paper and packaging products. See "Risk Factors—Risks Relating to Our Business and Industry—As we increase our independence from McDonald's, we may face difficulties replacing services it currently provides to us and entering into new or modified arrangements with existing or new suppliers or service providers" and "Certain Relationships and Related Party Transactions."

Communicating With Customers: Advertising and Marketing

        Advertising and Other Ways Customers Learn About Chipotle.    We try to keep our customers coming back to our stores based on the experience we create. We spent about $8.7 million on advertising in 2004, and we expect to spend about $9.8 million on advertising in 2005, of which we had spent $7.8 million by September 30, 2005, representing in each case less than 2% of our total revenue in those periods. We believe that word-of-mouth is the best and most effective method of building our brand, and that the Chipotle experience inspires our customers to continue frequenting our stores and to recommend our food to others.

        We design our advertising to stir our customers' passion for great food without compromising convenience. And we do it using a low-key and irreverent voice that's been popular with customers. We target all kinds of customers; based on our most recent marketing survey, however, most of our customers are adults between the ages of 18 and 44, relatively evenly split by gender and marital status, with slightly more of our customers having no children. We spend our advertising budget primarily on print, outdoor, transit and radio ads and direct mailings in markets where we have some existing market penetration. We used television advertising for the first time in 2005, when we sponsored a program on the Public Broadcasting Service entitled "Bittman Takes on America's Chefs."

        We want our customers to think our advertising is creative. We try to surprise them each time with our ad messages, which are simple and focused, as we seek both to entertain and sell. Our print ads have been the core of our advertising efforts and focus on our iconic foil-wrapped burrito image (like the one on the cover page of this prospectus), coupled with messages that emphasize our recipes, spicy flavors and the size of our portions, among other features. We've even included some examples in the electronic version of this prospectus so that you can get an idea of our approach (and you can see some of our print ads on the inside front and back cover pages of this prospectus). We use a number of individual free-lance artists and small advertising agencies to help to make each of our ads unique, and we have no long-term relationships with large advertising agencies. We also use our packaging to educate our customers about our vision and to surprise them with humorous messages similar in style to those used in our print ads. We also sell and give away t-shirts and other items bearing our messages and images.

        We also believe that our website is an important marketing tool that creates a strong customer connection. Through it, we generated about 290,000 visits in August 2005.

        Our approach to food, service and atmosphere has captured the attention of some of the country's most renowned news media, including several well-regarded food critics, which we think is unusual in our segment of the restaurant industry. The Washington Post, Food and Wine magazine, the New York Times, Fast Company magazine, the Seattle Times, the Atlanta-Journal Constitution, the Denver Post, and many other newspapers, magazines and media outlets have praised Chipotle. MTV's popular reality program,

"The Osbournes," even had an entire episode devoted to rocker Ozzy Osbourne's love of Chipotle burritos. Chipotle has also appeared in MTV's "The Real World: Austin" series.

        Getting More People to Try Our Food.    We conduct targeted marketing and promotional campaigns to attract customers in a highly competitive marketplace. We focus significant promotional activities on new store openings, as described in more detail below. We also use more general promotional strategies to get people to try our food, such as "Free Burrito Day" and free giveaway promotions that require customer interaction and participation on holidays such as Halloween (we call it "Boo-Rito Day"), when customers dress up as their favorite Chipotle food or ingredient to get a free burrito. Recently, we gave away free burritos at some of our stores to people displaced by hurricane Katrina. We also offer a "Burrito Bank" card on which customers can deposit up to $250 and "Burrito Bucks" and coins that can be redeemed for free burritos at any Chipotle store. We don't, however, offer discounts or "value meal" options similar to those offered by many of our competitors.

        Building the Buzz, Not Just the Store.    We've developed a marketing strategy that we use in connection with new store openings to help build local brand recognition. We start off by establishing a visual presence through the use of banners and "coming soon" barricades during construction. During that time, we also try to become active in the local community by, for example, joining the chamber of commerce, hosting local community or philanthropic events and giving away free burritos to local businesses and residents before the store opens. We also generally have a big party on opening day. Then, during the first three months after opening a new store, we engage in intense local marketing efforts. For example, we distribute print advertising and provide promotional free food to local radio stations, hospitals and schools, all of which help us create interest in the store from the start.

Our Intellectual Property and Trademarks

        "Chipotle," "Chipotle Mexican Grill," "Chipotle Mexican Grill (in stylized font)," "Unburritable," "Food With Integrity," "Fresh Is Not Enough Anymore," "The Gourmet Restaurant Where You Eat With Your Hands," the Chili Pepper Logo design, the Foil Burrito design and the Chipotle Medallion design are U.S. registered trademarks of Chipotle.

        In addition to these U.S. registrations, we own the trademarks for "Chipotle Mexican Grill" in Brazil and Mexico and for "Chipotle" in Australia and the European Union, among other countries. We have also filed trademark applications for "Chipotle" in a number of countries and for "Chipotle Mexican Grill" in two countries. We plan to assign and transfer our interest in our non-domestic trademarks to Chipotle International, Ltd., our wholly-owned Irish subsidiary. Our policy is to protect and defend vigorously our rights to this intellectual property. See "Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business."

Governmental Regulation and Environmental Matters

        Government Regulation.    We're subject to extensive and varied federal, state and local government regulation, including regulations relating to public health and safety, zoning and fire codes. We operate each of our stores in accordance with standards and procedures designed to comply with applicable codes and regulations. However, if we could not obtain or retain food or other licenses, it would adversely affect our operations. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular store or group of stores.

        In addition, in order to develop and construct more stores, we'll need to comply with applicable zoning, land use and environmental regulations. Federal and state environmental regulations have not had a material effect on our operations to date, but more stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors could delay or even prevent construction and increase development costs for new stores. We're also required to comply with the accessibility standards mandated by the U.S. Americans with Disabilities Act, which generally prohibits discrimination in accommodation or employment based on disability. We may in the future have to modify stores, for example by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, our current expectation is that any such actions will not require us to expend substantial funds.

        In 2004 and the first nine months of 2005, less than 1% of our restaurant sales were attributable to the sale of alcoholic beverages. Alcoholic beverage control regulations require each of our stores to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations affect numerous aspects of our operations, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. We're also subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry up to $1 million in liquor liability coverage as part of our existing $2 million comprehensive general liability insurance, which has a $100,000 deductible, as well as excess umbrella coverage of up to $500 million, with no additional deductible.

        In addition, we're subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986 and various federal and state laws governing various matters including minimum wages, overtime and other working conditions. We pay a significant number of our hourly staff at rates consistent with but higher than the applicable federal or state minimum wage. Accordingly, increases in the minimum wage would increase our labor cost. We're also subject to various laws and regulations relating to our current and any future franchise operations. See "Risk Factors—Risks Related to Our Business and Industry—Governmental regulation may adversely affect our ability to open new stores or otherwise adversely affect our existing and future operations and results."

        Environmental Matters.    We are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling, release and disposal of hazardous or toxic substances ("environmental laws"). These environmental laws provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. We cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered or interpreted, or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws. While, during the period of our ownership, lease or operation, our stores have not been the subject of any material environmental matters, we have not conducted a comprehensive environmental review of our properties or operations. We have, however, conducted investigations of some of our properties and identified contamination caused by third-party operations; in these instances, the contamination has or will be addressed by the third party. If the relevant third party does not or has not addressed the identified contamination properly or completely, then under certain environmental laws, we could be held liable as an owner and operator to address any remaining contamination. Any such liability could be material. Further, we may not have identified all of the potential environmental liabilities at our properties, and any such liabilities could have a material adverse effect on our operations or results of operations.

Franchising

        We have three franchisees that operate eight of our stores. Each of them is also a McDonald's franchisee. We granted our first franchise in April 2001 for a two-year term (which expired and was not renewed) including leases for store property and equipment, and subsequently granted eight additional franchises with ten-year terms to qualified franchisees. These eight franchises are still within their initial ten-year terms. Each franchise includes the right to operate a Chipotle store at a particular address only. At the end of a franchise term, the franchise expires, and the franchisee has no unilateral right to renew or extend the franchise (although we may agree with the franchisee to extend the franchise for an additional term). Each franchisee is obligated to operate franchised stores in accordance with our operating standards and is obligated to allocate and spend specific amounts, as specified by us, on marketing of the stores, subject to our approval of all marketing materials.

        Although franchising is currently not an important component of our strategy, we may decide to license more franchisees in the future. In the near term, however, we do not expect to significantly increase the number of franchisees. In addition, if McDonald's ceases to own a majority of our outstanding common voting stock or if we cease to be an affiliate of McDonald's, under the terms of our franchise agreements, our franchisees must either sell either their Chipotle franchise to someone who agrees to perform their obligations under the franchise agreements (at fair market value determined in the manner provided in the franchise agreements) or sell their McDonald's franchise within 24 months after the relevant triggering event. If our franchisees don't sell either franchise within the 24-month period, their franchise agreements with McDonald's will terminate automatically.

Employees

        At September 30, 2005, we had about 12,200 employees, including 1,200 salaried employees and 11,000 hourly employees. None of our employees are unionized or covered by a collective bargaining agreement.

Properties

        Our main office is located at 1543 Wazee Street, Suite 200, Denver, Colorado, and our telephone number is (303) 595-4000. As of December 31, 2005, there were 481 company-operated and eight franchised stores in locations across the United States. See "—Where You Can Find Us: Store Locations."

        We lease our main office and substantially all of the properties on which we operate stores. For additional information regarding the lease terms and provisions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations."

        We own nine properties and operate stores on all of them.

Legal Proceedings

        We're involved in various claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity or capital resources. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could materially and adversely affect our business, financial condition, results of operation and cash flows.

        In addition, we're involved in claims relating to the possible theft of our customers' credit and debit card data. To date, we have received claims through the acquiring bank with respect to fewer than 2,000 purportedly fraudulent credit and debit card charges allegedly arising out of this matter in an aggregate amount of about $1.2 million. We've also incurred $1.3 million of expense in connection with fines imposed by the Visa and MasterCard card associations on the acquiring bank. In 2004, we recorded charges of $4.0 million to establish a reserve for claims seeking reimbursement for purportedly fraudulent credit and debit card charges, the cost of replacing cards, monitoring expenses and fees, and fines imposed by Visa and MasterCard. All of the reimbursement claims are being disputed, although we've not formally protested all of the charges. At November 30, 2005, after charging these expenses against the reserve, the remaining reserve was $1.9 million, which does not take into account a fine of $0.4 million assessed by

MasterCard in December 2005 that we expect to charge against that reserve. In addition to the reserve, we've also incurred about $1.5 million of additional expenses in this matter, including $1.3 million for legal fees, bringing our total expense relating to this matter to $5.5 million. We have not reserved any additional amounts to date in 2005.

        We may in the future become subject to additional claims for purportedly fraudulent transactions arising out of this matter. We have no way to predict the level of claims or the number or nature of proceedings that may be asserted against us, nor can we quantify the costs that we may incur in connection with investigating, responding to and defending any of them. If we litigate these matters, we may not be able to defend against penalties successfully. The ultimate outcome of this matter could differ materially from the amounts we've recorded in our reserve and could have a material adverse effect on our financial results and condition. See "Risk Factors—Risks Related to Our Business and Industry—We may have experienced a security breach with respect to certain customer credit and debit card data, and we've incurred and may continue to incur substantial costs as a result of this matter. We may also incur costs resulting from other security risks we may face in connection with our electronic processing and transmission of confidential customer information."

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information as to persons who currently serve as our directors and executive officers. We expect to appoint new board members in connection with this offering.

Name	Age	Position
Steve Ells	40	Founder, Chairman and Chief Executive Officer
John R. (Jack) Hartung	48	Chief Finance and Development Officer
Montgomery F. (Monty) Moran	39	President and Chief Operating Officer
Robert D. (Bob) Wilner	51	Chief Administrative Officer
Albert S. Baldocchi	51	Director
John S. Charlesworth	59	Director
Patrick J. Flynn	63	Director
Darlene J. Friedman	62	Director
Mats Lederhausen	41	Director

        Ages shown above are as of September 30, 2005. The following is a brief description of the business experience of the persons who currently serve as our directors and executive officers.

        Steve Ells founded Chipotle in 1993. He is Chief Executive Officer and was appointed chairman of the board of directors in 2005, and has served as a director since 1996. Prior to launching Chipotle, Mr. Ells worked for two years at Stars restaurant in San Francisco. Mr. Ells is a 2003 recipient of a Silver Plate Award from the International Foodservice Manufacturers' Association. Mr. Ells graduated from the University of Colorado with a Bachelor of Arts degree in art history. He is also a 1990 Culinary Institute of America graduate.

        John R. (Jack) Hartung is Chief Finance and Development Officer. Mr. Hartung joined Chipotle in 2002 after spending 18 years at McDonald's where he held a variety of management positions, most recently as Vice President and Chief Financial Officer of its Partner Brands Group. Mr. Hartung has a Bachelor of Science degree in accounting and economics as well as an MBA from Illinois State University.

        Montgomery F. (Monty) Moran is President and Chief Operating Officer. He was appointed to this position in March 2005. Mr. Moran previously served as chief executive officer of the Denver law firm Messner & Reeves, LLC, where he was employed since 1996, and as general counsel of Chipotle. Mr. Moran holds a Bachelor of Arts degree in communications from the University of Colorado and a law degree from Pepperdine University.

        Robert D. (Bob) Wilner is Chief Administrative Officer responsible for Human Resources and Information Technology. Mr. Wilner joined Chipotle in 2002 after spending 30 years at McDonald's where he held a variety of operations and human resources positions, most recently as Vice President of Human Resources of the Partner Brands Group of McDonald's. He also served in a number of other capacities in Human Resources (domestic and international) and Operations at McDonald's.

        Albert S. Baldocchi has served as a director of Chipotle since 1997. He has been self-employed for the past five years as a financial consultant and strategic advisor for a variety of privately-held companies. Mr. Baldocchi holds a Bachelor of Science degree in chemical engineering from the University of California at Berkeley and an MBA from Stanford University.

        John S. Charlesworth has served as a director of Chipotle since 1999. He is currently the sole owner/member of Hunt Business Enterprises LLC and EZ Street LLC. Before retiring in 2000, Mr. Charlesworth worked for McDonald's for 26 years, most recently as president of its midwestern division from July 1997 to December 2000. He holds a Bachelor of Science degree in business, majoring in economics, from Virginia Polytechnic Institute.

        Patrick J. Flynn has served as a director of Chipotle since 1998. He has been retired since January 2, 2001. Prior to retiring in 2001, Mr. Flynn spent 39 years at McDonald's where he held a variety of executive and management positions, most recently as Executive Vice President responsible for strategic planning and acquisitions.

        Darlene J. Friedman has served as a director of Chipotle since 1995. Prior to retiring in 1995, Ms. Friedman spent 19 years at Syntex Corporation where she held a variety of management positions, most recently as Senior Vice President of Human Resources. While at Syntex Corporation, Ms. Friedman was a member of the corporate executive committee and the management committee. Ms. Friedman holds a Bachelor of Arts in psychology from the University of California at Berkeley and an MBA from the University of Colorado.

        Mats Lederhausen has served as a director of Chipotle since 1999. He is currently Managing Director of McDonald's Ventures, LLC, a wholly-owned subsidiary of McDonald's, and was recently President of McDonald's Business Development Group. Mr. Lederhausen previously was executive vice president of McDonald's strategy and business development and has held a variety of executive and management positions with McDonald's since 1994. He worked for The Boston Consulting Group in London from 1988 to 1990. Mr. Lederhausen is currently chairman of the governance committee of the board of directors of the not-for-profit Business for Responsibility and serves on the board of trustees of Ronald McDonald House Charities. Mr. Lederhausen graduated from Bromma Gymnasium of Sweden with a degree in business administration and holds a master's degree from the Stockholm School of Economics.

Board Structure

        We currently have six directors. Each member of the board is elected annually and serves a one-year term. In connection with this offering, we will increase the number of directors, change the structure of the board and the method of electing directors. The board will be divided into three classes, as nearly equal in number as possible, serving staggered three-year terms. About one-third of the board will be elected annually, and each member will serve a three-year term. See "Description of Capital Stock—Certain Certificate of Incorporation and Bylaw Provisions."

Board Committees

        After the offering, our board of directors will establish standing committees in connection with the discharge of its responsibilities. These committees will include an audit committee, a compensation committee and a nominating and governance committee. The board of directors will also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our certificate of incorporation and bylaws.

        Audit Committee.    Prior to this offering, our board of directors will establish an audit committee to assist our board in overseeing the preparation of our financial statements, the independent auditor's qualifications and independence, the performance of our internal audit function and independent auditors and our compliance with legal and regulatory requirements. Within a year of this offering, all of the members of the audit committee will be independent, as determined in accordance with the rules of the New York Stock Exchange and any relevant federal securities laws and regulations. Immediately following the offering, we expect that at least one member of the committee will be independent, as permitted by the relevant transition rules. We anticipate that the members of this committee will initially be Albert Baldocchi, John Charlesworth and Patrick Flynn.

        Compensation Committee.    We currently have a compensation committee but expect to revise the structure and charter of the committee and to appoint new members to this committee following the completion of this offering. Within a year of this offering, all of the members of the compensation committee will be independent, as determined in accordance with the terms of the New York Stock Exchange and any relevant federal securities laws and regulations. Immediately following the offering, we expect that at least one member of the committee will be independent, as permitted by the relevant transition rules. The compensation committee will have overall responsibility for evaluating and approving our executive officer incentive compensation, benefit, severance, equity-based or other compensation plans, policies and programs. The compensation committee will also produce an annual report on executive compensation for inclusion in our proxy statement. We anticipate that the members of this committee initially will be Patrick Flynn and Darlene Friedman.

        Nominating and Governance Committee.    We expect that the members of the nominating and governance committee will be appointed following the completion of this offering. Within a year of this offering, all of the members of the nominating and governance committee will be independent, as determined in accordance with the rules of the New York Stock Exchange and any relevant federal securities laws and regulations. Immediately following the offering, we expect that at least one member of the committee will be independent, as permitted by the relevant transition rules. The nominating and governance committee will assist our board of directors in implementing sound corporate governance principles and practices. Our nominating and governance committee will identify individuals qualified to become board members and recommend to our board of directors the director nominees for the next annual meeting of shareholders. It will also review the qualifications and independence of the members of our board of directors and its various committees on a regular basis and make any recommendations the committee members may deem appropriate from time to time concerning any recommended changes in the composition of our board. We anticipate that the members of this committee initially will be Patrick Flynn and Darlene Friedman.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Limitation of Liability and Indemnification

        Our certificate of incorporation and bylaws limit the liability of directors to the maximum extent permitted by Delaware law. Specifically, a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except liability for:

  •
  any breach of the director's duty of loyalty to us or our shareholders;

  •
  acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

        Our bylaws provide that we'll indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also provide that we'll advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and we may advance expenses incurred by our employees or other agents in advance of the final disposition of any action or proceeding. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in his or her capacity as an officer, director, employee or other agent. We may in the future enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for the indemnification of directors and officers to the fullest extent permitted by Delaware law, whether or not expressly provided for in our bylaws, and govern the process by which claims for indemnification are considered. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain the services of highly qualified persons as directors and officers.

        The limited liability and indemnification provisions in our certificate of incorporation, bylaws and indemnification agreements may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our shareholders. A shareholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

        There is no pending litigation or proceeding involving any director, officer or employee where indemnification is sought, nor are we aware of any threatened litigation that may result in indemnification claims.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of us under the foregoing provisions or otherwise, we've been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Directors' Compensation

        Each non-employee director will receive an annual cash retainer of $25,000 and an annual grant of $25,000 in shares of class A common stock. We'll pay non-employee directors $1,500 for each meeting of the board of directors that they attend and $1,000 for each meeting of a committee of the board of directors that they attend. Annual retainers will be paid to the chairperson of each committee of the board of directors as follows: $20,000 for the audit committee chairperson, $5,000 for each of the compensation committee chairperson and the nominating/governance committee chairperson and $3,000 for the chairperson of any other committee established by the board of directors. Directors will also be reimbursed for expenses incurred in connection with their service as directors, including travel expenses for meeting attendance. Each of Messrs. Baldocchi, Charlesworth and Flynn and Ms. Friedman is entitled to payment of $12,000 in 2006 for service as a director during 2005.

Executive Compensation

        The following table sets forth certain information concerning the compensation of those persons who were, at December 31, 2005, the Chief Executive Officer and our executive officers (the "named executive officers").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Restricted Stock Awards ($)		Options / SARS (#)(2)	LTIP($)	All Other Compensation ($)(3)
Steve Ells(4) Chief Executive Officer	2005 2004 2003	384,369 367,115 314,990	* 297,101 411,938	— — —	— — —		— 25,000 24,833	— — 90,636	28,295 31,871 23,905
John R. Hartung Chief Finance and Development Officer	2005 2004 2003	287,804 284,213 260,564	* 159,779 235,689	67,893 66,228 84,652	— — —		— 18,333 13,833	— — —	18,676 21,692 16,475
Robert D. Wilner Chief Administrative Officer	2005 2004 2003	235,008 234,784 219,061	* 123,024 180,417	38,118 326,298 67,258	— — —		— 13,333 13,833	— — —	14,951 17,704 13,812
Montgomery F. Moran(4)(5) Chief Operating Officer	2005	250,039	*	—	2,990,000	(6)	—	—	879

*
Bonus amounts for our employees and named executive officers in respect of 2005 have not yet been determined. Bonus amounts for our named executive officers for 2005 will be determined by our Compensation Committee no later than March 15, 2006, which is the scheduled payment date for bonuses. The bonuses for 2005 will be based on a combination of Chipotle, team and individual performance factors that include operating income, new store average daily sales, comp store sales, new store months of operation and Chipotle key initiatives.

(1)
Includes (i) for 2005, $49,511 and $24,743 in temporary housing and relocation expenses, and $18,382 and $13,375 for company car costs for Mr. Hartung and Mr. Wilner, respectively; (ii) for 2004, $50,256 and $101,721 in temporary housing and relocation expenses for Mr. Hartung and Mr. Wilner, respectively, and a $214,500 payment to Mr. Wilner to cover a loss on the sale of his home incurred in connection with his relocation; and (iii) for 2003, $56,558 and $54,535 in temporary housing and relocation expenses for Mr. Hartung and Mr. Wilner, respectively.

(2)
In 2003, we granted stock options, and in 2004, we granted stock appreciation rights, or SARs. All share-related data have been adjusted to give retroactive effect to the Reclassification.

(3)
All Other Compensation consists of the following (i) for 2005, for Messrs. Ells, Hartung, Wilner and Moran, respectively: $27,259, $17,904, $14,321 and $0 of employer matching contributions to a 401(k) and a supplemental retirement plan maintained by McDonald's in which certain of our executives participate and $1,036, $772, $630 and $879 for group term life insurance premiums; (ii) for 2004, for Messrs. Ells, Hartung and Wilner respectively: $31,162, $20,796 and $16,608 of employer matching contributions to a 401(k) and a supplemental retirement plan maintained by McDonald's in which certain of our executives participate and $709, $896 and $1096 for group term life insurance premiums; and (iii) for 2003, for Messrs. Ells, Hartung and Wilner, respectively: $23,344, $15,643 and $13,112 of employer matching contributions to a 401(k) and a supplemental retirement plan maintained by McDonald's in which certain of our executives participate and $561, $832 and $700 for group term life insurance premiums.

(4)
We have provided Mr. Ells and Mr. Moran piggyback registration rights with respect to shares they beneficially own. See "Risk Factors—Risks Relating to Our Business and Industry—Our success depends substantially upon the continued retention of certain key personnel" and "Certain Relationships and Related Party Transactions—Registration Rights."

(5)
Mr. Moran was hired as President and Chief Operating Officer on March 24, 2005. His annual salary is $330,000.

(6)
On May 27, 2005, Mr. Moran was granted 153,333 shares of non-vested common stock (after giving retroactive effect to the Reclassification), which are subject to forfeiture, and vest in equal annual installments over three years from March 24, 2005, subject to his continued employment with us. The shares also vest on a termination of

  Mr. Moran's employment by us without cause, by Mr. Moran for good reason, or due to Mr. Moran's death or disability. Mr. Moran has the right to vote these shares and to accrue dividends, subject to vesting restrictions, prior to the vesting date of the restricted shares. After giving retroactive effect to the Reclassification, the fair market value of the non-vested shares at December 31, 2005 was estimated to be $2,529,945 based on a value of $16.50 per share, which is the midpoint of the range shown on the cover page of this prospectus.

  SAR Grants in Last Fiscal Year

        We did not grant any stock options or stock appreciation rights in 2005.

  Aggregated Company Option / SAR Exercises in Last Fiscal Year and Fiscal Year-End

        The following table provides summary information about options and SARs held by the named executive officers in fiscal 2005. The value of unexercised, in-the-money options and SARs at fiscal year-end is calculated using the difference between the applicable exercise price and the estimated fair market value at December 31, 2005 (after giving retroactive effect to the Reclassification), which has been deemed to be $16.50 per share (the midpoint of the range shown on the cover page of this prospectus), multiplied by the number of shares underlying the option or SAR. An option or SAR is in-the-money if the fair market value of the common stock subject to the option is greater than the exercise price.

Number of Securities Underlying Unexercised Options / SARs as of December 31, 2005 (#)
Value of Unexercised In-the-Money Options /SARs at December 31, 2005 ($)(1)
Name and Principal Position	Shares Acquired on Exercise (#)	Value Realized ($)
			Exercisable/Unexercisable	Exercisable/Unexercisable
Steve Ells(2) Chief Executive Officer	—	—	20,000 / 49,833	30,600 / 0
John R. Hartung Chief Finance and Development Officer	—	—	13,333 / 32,166	20,399 / 0
Robert D. Wilner Chief Administrative Officer	—	—	13,333 / 27,166	20,399 / 0
Montgomery F. Moran Chief Operating Officer	—	—	0 / 0	0 / 0

(1)
Calculated using the price of $16.50 less the applicable exercise price multiplied by the number of option shares or SARs, as applicable. All share-related data have been adjusted to give retroactive effect to the Reclassification.

(2)
We have provided Mr. Ells piggyback registration rights with respect to shares he beneficially owns. See "Risk Factors—Risks Relating to Our Business and Industry—Our success depends substantially upon the continued retention of certain key personnel" and "Certain Relationships and Related Party Transactions—Registration Rights."

  Aggregated McDonald's Option / SAR Exercises in Last Fiscal Year and Fiscal Year-End

        Messrs. Hartung and Wilner were both employees of McDonald's prior to joining Chipotle. Due to McDonald's current economic interest in us, any options granted to Messrs. Hartung and Wilner by McDonald's continue to vest while these individuals remain employed by Chipotle. In addition, we granted McDonald's options to our employees prior to 2002 because we did not have our own employee stock option plan at that time.

        Options granted under McDonald's plan have an exercise price equal to the fair market value of a share of McDonald's common stock on the grant date, generally have a ten-year life, and vest in equal annual installments over periods of four years. Generally, options expire 30 days after termination of employment; however, McDonald's equity compensation plans provide for accelerated vesting and an extended exercise period upon death, change of control, disability, retirement and, under other limited circumstances, upon termination of employment. McDonald's compensation committee has general authority to accelerate, extend or otherwise modify benefits under stock option grants. Subject to the approval of the compensation committee, options may be transferred to certain permissible transferees, including immediate family members, for no consideration.

        The following table provides summary information about McDonald's options held by the named executive officers during fiscal 2005.

Number of McDonald's Securities Underlying Unexercised Options / SARs at December 31, 2005(2)
Value of Unexercised In-the-Money Options / SARs at December 31, 2005 ($)(3)
Name and Principal Position	McDonald's Shares Acquired on Exercise (#)	McDonald's Value Realized ($)(1)
			Exercisable/Unexercisable	Exercisable/Unexercisable
Steve Ells Chief Executive Officer	—	—	41,050 / 0	176,105 / 0
John R. Hartung Chief Finance and Development Officer	8,000	71,000	128,025 / 6,875	594,843 / 34,169
Robert D. Wilner Chief Administrative Officer	—	—	89,240 / 5,000	469,781 / 24,850
Montgomery F. Moran Chief Operating Officer	—	—	—	—

(1)
Calculated by subtracting the exercise price from the market value of McDonald's common stock on the exercise date, then multiplying by the number of shares exercised. All values are on a pretax basis.

(2)
The option term was extended three years for those options granted between May 1, 1999 and December 31, 2000 that have an exercise price greater than $28.90.

(3)
Calculated using the closing price of McDonald's common stock at December 30, 2005 ($33.72 per share), less the option exercise price multiplied by the number of exercisable and unexercisable option shares. All values are on a pretax basis.

Description of Equity Compensation Plans

  Chipotle Executive Stock Option Plan

        Under the Chipotle Executive Stock Option Plan (the "Option Plan"), our board of directors or a committee designated by our board of directors may grant to our key employees who are employed in job classification A, B or C options to purchase our common stock. The Option Plan provides for the issuance of up to 1,000,000 shares of our common stock (after giving retroactive effect to the Reclassification), and further provides that for grants in any consecutive 12 month period, (i) the aggregate exercise price of options granted under the Option Plan may not exceed the greater of (A) $1,000,000; and (B) 15% of our total assets measured as of our most recent balance sheet date; and (ii) the number of shares subject to Options granted under the Option Plan may not exceed 15% of the number of shares outstanding, measured at our most recent balance sheet date.

        All options granted under the Option Plan have an exercise price at least equal to the fair market value of the underlying stock on the date of grant, and a term of five years and six months, subject to earlier termination in the event of the termination of a participant's employment with us. Under the

Option Plan, we or McDonald's (so long as it continues to own at least 50% of the our then-outstanding shares) may elect to repurchase any or all of the outstanding options for a cash payment equal to their value at the time of repurchase and/or to terminate the Option Plan.

        We currently intend that options granted under the Option Plan prior to this offering will remain outstanding in accordance with their terms as adjusted to take into account this offering. Following the offering, such options will be in respect of class A shares. We do not intend to grant additional options under the Option Plan following the consummation of this offering.

  Chipotle Stock Appreciation Rights Plan

        Under the Chipotle Stock Appreciation Rights Plan (the "SAR Plan"), our compensation committee has granted stock appreciation rights ("SARs") relating to our common stock to key employees who are employed in job classification A, B, C or D. Each outstanding SAR represents the right to receive a cash award equal to the appreciation in value of a share of common stock over a base "exercise" price. The exercise price of each SAR granted under the SAR Plan is at least equal to the fair market value of a share of common stock at the time of grant. Upon exercise of a SAR, a participant is entitled to receive a cash payment equal to the excess of the fair market value of a share of common stock on the date of exercise over the exercise price of the SAR. The SAR Plan was adopted on July 14, 2004.

        Under the terms of the SAR Plan, upon the occurrence of an initial public offering of our common stock, the compensation committee or our board of directors, as the case may be, may elect to make adjustments to our outstanding SARs. In connection with this offering, we intend, subject to approval by the compensation committee, to convert all of our outstanding cash-settled SARs into stock options to purchase class A shares. As a result, upon exercise of a SAR an employee will be entitled to receive shares of our class A common stock instead of receiving a cash payment. We intend that the shares issued upon exercise of the converted SARs will be issued under the new 2006 Incentive Plan (described below) that we intend to adopt. No changes will be made to the exercise prices or number of SARs currently outstanding in connection with the conversion of the SARs from cash-settled rights to options, other than any changes needed to give retroactive effect to the Reclassification.

        We do not intend to issue additional awards under the SAR Plan following this offering.

  Chipotle 2006 Stock Incentive Compensation Plan

        General.    Prior to this offering, we expect that McDonald's, as our majority shareholder, will approve, contingent on the offering occurring and on adoption by our board of directors, the Chipotle Mexican Grill, Inc. 2006 Stock Incentive Compensation Plan (the "2006 Incentive Plan"). We anticipate that the 2006 Incentive Plan will be administered by our compensation committee or such other committee as our board of directors will appoint from time to time to administer and to otherwise exercise and perform the authority and functions assigned to such committee (the "Committee").

        The purpose of the 2006 Incentive Plan is to promote our interests and the interests of our shareholders by providing our employees and our non-employee directors, who collectively are responsible for the management, growth and protection of our business, with incentives and rewards to encourage them to continue in our service. The 2006 Incentive Plan is designed to meet this purpose by providing these employees and eligible non-employee directors with a proprietary interest in pursuing our long-term growth, profitability and financial success.

        The material terms of the 2006 Incentive Plan are summarized below. The summary is not a complete description of the terms of the 2006 Incentive Plan.

        Eligible Participants and Types of Awards.    We anticipate that the 2006 Incentive Plan will provide for the grant of non-qualified and incentive stock options ("Options") and other stock-based awards (Options and other stock based awards are referred to herein as the "Incentive Awards") to our employees and non-employee directors. Incentive Awards may be settled in cash or in shares or other property pursuant to the terms of the relevant Incentive Award.

        Shares Available for Awards and Individual Award Limits.    Following the one for three reverse common stock split that is part of the Reclassification, the number of shares of our class A common stock ("Shares") authorized for issuance with respect to Incentive Awards granted under the 2006 Incentive Plan is estimated to be 2,200,000, of which 666,667 represent Shares that were authorized for issuance but not issued under our Option Plan. This 2,200,000 includes Shares issuable upon the exercise of our converted SARs. Of those Shares, the maximum number of Shares that may be covered by "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), will not exceed 2,200,000. Shares issued under the 2006 Incentive Plan may be either newly issued shares or treasury shares.

        We anticipate that the maximum number of Shares that may be covered by Incentive Awards granted under the 2006 Incentive Plan to any single participant in the 2006 Incentive Plan (a "Participant") in any calendar year will not exceed 333,333 Shares.

        We intend that Shares covered by Incentive Awards will only be counted as used to the extent they are actually issued and delivered to a Participant (or a Participant's permitted transferees). Accordingly, if an Incentive Award is settled for cash or if Shares are withheld to pay the exercise price of an Option or to satisfy any tax withholding requirement in connection with an Incentive Award, only the Shares issued (if any), net of the Shares withheld, will be deemed delivered for purposes of determining the number of Shares that remain available for delivery under the 2006 Incentive Plan. We also intend that if Shares are issued subject to conditions which may result in the forfeiture, cancellation or return of such Shares to our company, any portion of the Shares forfeited, cancelled or returned will be treated as not issued pursuant to the 2006 Incentive Plan. We further intend that if Shares owned by a Participant (or a Participant's permitted transferees) are tendered (either actually or through attestation) to us in payment of any obligation in connection with an Incentive Award, the number of Shares tendered will be added to the number of Shares that are available for delivery under the 2006 Incentive Plan.

        In addition, we expect that if we use cash we receive in payment of the exercise price or purchase price in connection with any Incentive Award to repurchase Shares, the Shares so repurchased will be added to the aggregate number of Shares available under the 2006 Incentive Plan. We also expect that the Shares covered by Incentive Awards granted pursuant to the 2006 Incentive Plan in connection with the assumption, replacement, conversion or adjustment of outstanding equity-based awards in the context of a corporate acquisition or merger will not count as used under the 2006 Incentive Plan for these purposes.

        Administration.    We intend that the Committee will from time to time designate those persons who will be granted Incentive Awards and the amount, type and other terms and conditions of such Incentive Awards. We expect that the Committee will have full authority to administer the 2006 Incentive Plan, including authority to interpret and construe any provision of the 2006 Incentive Plan and the terms of any Incentive Award issued under it and to adopt such rules and regulations for administering the 2006 Incentive Plan, as it may deem necessary. Pursuant to this authority, on or after the date of grant of an Incentive Award under the 2006 Incentive Plan, the Committee may (i) accelerate the date on which any such Incentive Award becomes vested, exercisable or transferable, as the case may be; (ii) extend the term of any such Incentive Award, including, without limitation, extending the period following a termination of a Participant's employment during which any such Incentive Award may remain outstanding; (iii) waive any conditions to the vesting, exercisability or transferability, as the case may be, of any such Incentive Award; or (iv) provide for the payment of dividends or dividend equivalents with respect to any such Incentive Award; provided that the Committee will not have any such authority to the extent that the grant of such authority would cause any tax to become due under Section 409A of the Code.

        In addition, we expect to pay any amount payable with respect to an Incentive Award in accordance with the terms of such Incentive Award, provided that the Committee may, in its discretion, defer the payment of amounts payable with respect to an Incentive Award subject to and in accordance with the terms of any deferred compensation plans we may adopt from time to time.

        Significant Features of Incentive Awards.    The following is a description of the terms we expect to apply to each Option issued under the 2006 Incentive Plan. Each Option will entitle the holder thereof to purchase a specified number of Shares. The exercise price of each Option will be at least equal to 100% of the fair market value of a Share on the date on which the Option is granted. Options will have terms that do not exceed ten years and will have vesting periods as determined by the Committee. Each Option may be exercised in whole or in part; provided, however, that no partial exercise of an Option will be for an aggregate exercise price of less than an amount determined by the Committee from time to time. Each agreement evidencing the award of each Option will specify the consequences with respect to such Option of the termination of the employment, service as a director or other relationship between Chipotle and the Participant.

        The Committee may grant equity-based or equity-related Incentive Awards other than Options in such amounts and subject to such terms and conditions as the Committee determines. Each such Incentive Award may, among other things, (i) involve the transfer of actual Shares, either at the time of grant or thereafter, or payment in cash or otherwise of amounts based on the value of Shares; (ii) be subject to performance-based and/or service-based conditions; and (iii) be in the form of stock appreciation rights, phantom stock, restricted stock, restricted stock units, performance shares, deferred share units, share-denominated performance units or other full value stock awards.

        Performance-Based Compensation.    The Committee may grant Incentive Awards that are intended to qualify under the requirements of Section 162(m) of the Code as performance-based compensation. The performance goals upon which the payment or vesting of any Incentive Award (other than Options) that is intended to so qualify depends may relate to one or more of the following performance measures: (i) revenue growth; (ii) operating income; (iii) operating cash flow; (iv) net income; (v) earnings per share; (vi) return on sales; (vii) return on assets; (viii) return on equity; (ix) return on invested capital; (x) new store openings; and (xi) total shareholder return.

        Performance periods may be equal to or longer than, but not less than, one fiscal year of our company and its subsidiaries and may be overlapping. Within 90 days after the beginning of a performance period, and in any case before 25% of the performance period has elapsed, we expect that the Committee will establish (i) performance goals and objectives for such performance period; (ii) target awards for each Participant; and (iii) performance schedules or other objective methods for determining the applicable performance percentage to be applied to each such target award.

        The measurement of any performance measure(s) may exclude the impact of charges for restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of accounting changes, each as defined by generally accepted accounting principles and as identified in our company's audited financial statements, including the notes thereto. Any performance measure(s) may be used to measure our performance as a whole or the performance of any of our business units or any combination thereof, as the Committee may deem appropriate, or any of the above performance measures as compared to the performance of a group of competitor companies, or a published or special index that the Committee, in its sole discretion, deems appropriate.

        General Plan Provisions.    We expect that the 2006 Incentive Plan will provide for an adjustment in the number of Shares available to be issued under the 2006 Incentive Plan, the number of Shares subject to Incentive Awards and the exercise prices of certain Incentive Awards upon a change in our capitalization, a stock dividend or split, a merger or combination of Shares and certain other similar events.

        We expect that the 2006 Incentive Plan will provide that Participants may elect to satisfy certain federal income tax withholding requirements by remitting to us cash or, subject to certain conditions, Shares or by instructing us to withhold Shares payable to the Participant.

        We expect that under the 2006 Incentive Plan, Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution, except as permitted by the Committee on a general or specific basis.

        Our board of directors may at any time suspend or discontinue the 2006 Incentive Plan or revise or amend it in any respect whatsoever, except that, to the extent any applicable law, regulation or rule of a stock exchange requires shareholder approval for any revision or amendment to be effective, the revision or amendment will not be effective without shareholder approval.

        We will not make any grants of Incentive Awards under the 2006 Incentive Plan following the tenth anniversary of the date that the 2006 Incentive Plan becomes effective.

        We expect the 2006 Incentive Plan to provide for accelerated vesting of awards under certain circumstances in connection with a change in control of Chipotle.

        Tax Consequences of the Plan.    The tax consequences of participation in the Plan for Participants and us will generally depend on the type of award issued to a Participant. In general, if a Participant recognizes ordinary income in connection with the grant, vesting or exercise of an award, we will be entitled to a corresponding deduction equal to the amount recognized as income by the Participant.

        In connection with this offering, and taking into consideration the fact that we did not grant any stock options or SARs to our named executive officers in 2005, we expect to grant Options under our 2006 Incentive Plan to purchase 75,000, 40,000, 24,000 and 20,000 Shares (after giving retroactive effect to the Reclassification) to Messrs. Ells, Moran, Hartung and Wilner, respectively. We expect that the Options will have a seven-year term, subject to earlier termination in the event of a Participant's termination of employment with us, and will be granted with an exercise price equal to the offering price at which our Shares are made available to the public for purchase by Morgan Stanley & Co. Incorporated and SG Cowen & Co., LLC, on behalf of the underwriters. We expect that these Options will vest in full on the third anniversary of the grant date if the Participant remains continuously employed by us, and will be subject to accelerated vesting in connection with certain qualifying terminations of employment such as a termination due to death, disability or retirement or in connection with a change in control of Chipotle.

  Chipotle 2006 Cash Incentive Plan

        Prior to this offering, we intend to adopt a cash bonus plan for our key employees. We expect that the cash bonus plan will be administered by a committee of our board of directors, which will include at least two members who qualify as "outside directors" within the meaning of Section 162(m) of the Code.

        Awards under the cash incentive plan may be designed to qualify under the requirements of Section 162(m) of the Code as performance-based compensation. The performance goals upon which the payment or vesting of any cash award that is intended to so qualify depends may relate to one or more of the following performance measures: (i) revenue growth; (ii) operating income; (iii) operating cash flow; (iv) net income; (v) earnings per share; (vi) return on sales; (vii) return on assets; (viii) return on equity; (ix) return on invested capital; (x) new store openings; and (xi) total shareholder return.

        We expect that performance periods under the cash bonus plan may be equal to or longer than, but not less than, one of our fiscal years and may be overlapping. Within 90 days after the beginning of a performance period, and in any case before 25% of the performance period has elapsed, it is expected that the compensation committee will establish (i) performance goals and objectives for such performance period; (ii) target awards for each participant; and (iii) performance schedules or other objective methods for determining the applicable performance percentage to be applied to each such target award. The measurement of any performance measure(s) may exclude the impact of charges for restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of accounting changes, each as defined by generally accepted accounting principles and as identified in our company's audited financial statements, including the notes thereto. Any performance measure(s) may be used to measure the performance of our company as a whole or any business unit of our company or any combination thereof, as the compensation committee may deem appropriate, or any of the above performance measures as compared to the performance of a group of competitor companies, or a published or special index that the compensation committee, in its sole discretion, deems appropriate.

        The amount paid under the cash bonus plan to any participant with respect to any award for a performance period of one year will not exceed $3.0 million. The amount paid under the cash bonus plan to any participant with respect to any award for a performance period of more than one year will not exceed $9.0 million. No participant will be eligible to earn awards for more than three performance periods that end within any single fiscal year.

PRINCIPAL AND SELLING SHAREHOLDERS

Beneficial Ownership of Our Common Stock

        The following table sets forth information as of December 31, 2005, as to the beneficial ownership of shares of common stock of Chipotle, after giving retroactive effect to the Reclassification and this offering, in each case, by:

  •
  each person (or group of affiliated persons) known to us to beneficially own more than 5% of our common stock;

  •
  each named executive officer;

  •
  each of our directors; and

  •
  all of such executive officers and directors as a group.

        As of December 31, 2005, there were no outstanding shares of class A common stock and 26,434,013 outstanding shares of class B common stock.

        The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC and generally includes voting or investment power over the shares. The information does not necessarily indicate beneficial ownership for any other purpose. Under SEC rules, the number of shares of common stock deemed outstanding includes shares issuable upon conversion of other securities, as well as the exercise of options held by the respective person or group that may be exercised within 60 days after December 31, 2005. For purposes of calculating each person's or group's percentage ownership, shares of class A common stock issuable pursuant to stock options exercisable within 60 days after December 31, 2005 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. The table below assumes the underwriters do not exercise their option to purchase additional shares.

		Shares of Class A and Class B Common Stock Beneficially Owned Before This Offering				Shares of Class A and Class B Common Stock Beneficially Owned After This Offering(3)
Name and Address of Beneficial Owner(1)	Shares of Class A Common Stock Offered in This Offering(2)	Number of Class A Shares(4)	Number of Class B Shares Convertible Into Class A Shares(5)	Percentage of Class A Shares(6)	Percentage of Class B Shares	Number of Class A Shares	Number of Class B Shares Convertible Into Class A Shares(5)	Percentage of Class A Shares(6)	Percentage of Class B Shares
McDonald's Ventures, LLC(7)	1,818,182	—	24,081,066	91.1	91.1	—	22,262,884	68.5	90.4
Steve Ells(8)	—	20,000	1,005,050	3.8	3.8	20,000	1,005,050	3.1	4.1
John Hartung	—	13,333	—	*	—	13,333	—	*	—
Montgomery Moran(8)(9)	—	—	153,333	*	*	—	153,333	*	*
Robert Wilner	—	13,333	—	*	—	13,333	—	*	—
Albert Baldocchi(8)(10)	—	—	162,841	*	*	—	162,841	*	*
John Charlesworth	—	—	—	—	—	—	—	—	—
Patrick Flynn	—	—	—	—	—	—	—	—	—
Darlene Friedman(8)(11)	—	—	93,418	*	*	—	93,418	*	*
Mats Lederhausen	—	—	—	—	—	—	—	—	—
All current directors and executive officers as a group (9 persons)	—	46,666	1,419,308	5.5	4.5	46,666	1,419,308	5.4	5.7

*
Less than one percent (1%)

(1)
The addresses for the listed beneficial owners are as follows: for McDonald's Ventures, LLC, Parkview Plaza, Suite 640, Oak Brook Terrace, IL, 60181; for each director or executive officer, c/o Chipotle Mexican Grill, Inc., 1543 Wazee Street, Suite 200, Denver, CO, 80202.

(2)
In connection with the offering, shares of class B common stock held by McDonald's Ventures, LLC, the selling shareholder, will be converted into shares of class A common stock. Those shares of class A common stock will be the shares offered to investors in the offering by the selling shareholder.

(3)
Assumes no exercise of the underwriters' over-allotment option. In the event the underwriters' over-allotment option is exercised, the underwriters have an option to purchase up to 1,181,818 additional shares of our class A common stock. Any shares purchased pursuant to the underwriters' over-allotment option will be purchased from McDonald's Ventures, LLC. In the event that the over-allotment option is exercised in full, McDonald's Ventures, LLC will beneficially own 21,081,066 shares of class B common stock, representing 90.0% of the class B stock outstanding. The number of shares of class B common stock held by our directors and officers will not change as a result of the exercise of the over-allotment option. However, if the over-allotment option were exercised in full, the percentage of the outstanding shares of class B common stock held by Mr. Ells would increase to 4.3%. Mr. Moran, Mr. Baldocchi and Ms. Friedman would continue to hold less than 1% of the outstanding shares of class B stock.

(4)
Reflects options that are exercisable within 60 days.

(5)
Following the Reclassification, our certificate of incorporation will provide that each share of class B common stock will be convertible into one share of class A common stock at any time at the option of the holder thereof. As of December 31, 2005, there were 26,434,013 shares of class B common stock outstanding, and no shares of class A common stock outstanding.

(6)
For purposes of calculating the percentage of the class A common stock owned by the listed beneficial owners before and after this offering, as required under SEC rules, these columns assume that all outstanding shares of class B common stock have been converted into shares of class A common stock.

(7)
McDonald's Ventures, LLC is a wholly-owned subsidiary of McDonald's Corporation.

(8)
Following this offering, all shares beneficially owned by Steve Ells, Montgomery F. Moran, Albert S. Baldocchi (including shares owned jointly by him and his wife) and Darlene J. Friedman (including shares owned by the Friedman Family Follies Partnership) will be entitled to piggyback registration rights. See "Risk Factors—Risks Related To Our Business and Operations—Our success depends substantially upon the continued retention of certain key personnel" and "Certain Relationships and Related Party Transactions—Registration Rights."

(9)
All of the shares beneficially owned by Mr. Moran are non-vested shares. Mr. Moran has the right to vote these shares and receive dividends in respect thereof, subject to his continued employment with us. Those shares are, however, subject to forfeiture in certain circumstances.

(10)
Includes 140,623 shares owned jointly by Albert Baldocchi and Anne Baldocchi.

(11)
Includes 61,290 shares owned by the Friedman Family Follies Partnership.

        For each of the persons listed below, the following is their beneficial ownership of shares of common stock of McDonald's as of December 31, 2005 (including shares with respect to which each will acquire voting and/or investment power within 60 days):

	Shares of McDonald's Common Stock Beneficially Owned Before and After This Offering
Name and Address of Beneficial Owner(1)	Number of Shares	Percentage of Class
Steve Ells	41,675	*
John Hartung	152,247	*
Montgomery Moran	—	—
Robert Wilner	89,240	*
Albert Baldocchi	—	—
John Charlesworth	—	—
Patrick Flynn	8,469	*
Darlene Friedman	—	—
Mats Lederhausen	233,935	*
All current directors and executive officers as a group (9 persons)	525,566	*

*
Less than one percent (1%).

(1)
The address for the listed beneficial owners is as follows: for each director or executive officer, c/o Chipotle Mexican Grill, Inc., 1543 Wazee Street, Suite 200, Denver, CO, 80202.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with McDonald's

        Our equity is currently owned by McDonald's, our management and a small number of outside investors. McDonald's interest is about 91% and, after the offering, we expect McDonald's will own about 88% of the combined voting power of our outstanding stock and 69% of the economic interest in our outstanding common stock (or 87% and 65%, respectively, if the underwriters' over-allotment option is exercised in full).

        In connection with this offering, we've entered into agreements with McDonald's to clarify our relationship with McDonald's while it is our controlling shareholder. These agreements address services that McDonald's or its suppliers provide to us at preferred rates and for the allocation of employee benefit, tax and other liabilities and obligations attributable to or related to periods or events prior to and in connection with this offering. The agreements summarized below have been incorporated by reference as exhibits to the registration statement of which this prospectus is a part. As our controlling shareholder after this offering, McDonald's will continue to exercise significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our shareholders. Currently, one of the members of our board of directors, Mats Lederhausen, is also an employee of McDonald's. See "Risk Factors—Risks Relating to Our Affiliation with McDonald's."

        Historically, we've also entered into short-term agreements with McDonald's to provide us with temporary capital. In addition, we invest our excess cash under short-term agreements with McDonald's. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        We currently reimburse McDonald's for payroll and related expenses relating to certain McDonald's employees that perform services for us, insurance coverage, software maintenance agreements and non-income based taxes, and we lease office and restaurant space from McDonald's and its affiliates. In aggregate, we paid McDonald's $3.6 million, $5.6 million and $8.8 million in 2002, 2003 and 2004, respectively, and $8.3 million in the first nine months of 2005 for those matters.

Services Agreement

        As a majority-owned subsidiary of McDonald's, we've historically received various services from McDonald's. These services include, among others, accounting services, insurance policy coverage (including primarily property and umbrella / excess liability) and certain welfare plans for our employees. Under the terms of a services agreement we'll enter into with McDonald's when we complete this offering, McDonald's will continue to provide services to us.

        The services agreement will become operative on the closing date of this offering and will have terms ranging from approximately one or two years depending on the service. Services will renew automatically unless we or McDonald's terminate the services agreement prior to renewal. If McDonald's ceases to own more than 80% of the combined voting power of our stock, we or McDonald's may terminate the services agreement or any of the services on providing advance notice, which ranges from two to 15 months, depending on the service; however, we or McDonald's may terminate the accounting services that McDonald's provides to us at any time, upon providing 15 months' notice, regardless of the level of McDonald's ownership.

        We will pay McDonald's mutually agreed-upon fees for the services. We estimate that the aggregate fees we'll pay for the first year of services will be about $10 million to $11 million. However, this amount may increase or decrease depending on a number of factors, including an increase or decrease over time in the number of services provided by McDonald's, the number of our stores or the number of our employees, agreed-upon annual price negotiations between us and McDonald's or an increase or decrease over time in the cost to McDonald's of procuring applicable insurance coverages and employee benefit arrangements. In addition, we and McDonald's have agreed that the fees for certain of the services will increase in the event that McDonald's ceases to hold more than 50% of the combined voting power of our outstanding stock and neither we nor McDonald's exercise our option to terminate the services agreement. We believe that the payments we'll make to McDonald's are reasonable. However, these payments are not necessarily indicative of, and it is not practical for us to estimate, the level of expenses we might incur in procuring these services from alternative sources. See "Risk Factors—Risks Related to Our Business and Industry—As we increase our independence from McDonald's, we may face difficulties replacing services it currently provides to us and entering into new or modified arrangements with existing or new suppliers or service providers."

Benefits of the McDonald's Relationship

        As a majority-owned subsidiary of McDonald's, we also benefit from our relationship with McDonald's when we buy supplies or distribution or other services. If McDonald's ownership interest declines significantly, as we expect it will, we'll lose an increasing amount of the benefits of our relationship with McDonald's, many of which will not be covered by the services agreement. For example, we currently obtain beneficial pricing and/or service levels from certain suppliers and service providers, and pay McDonald's for the costs they incur in administering our 401(k) plan and providing certain health benefits, including workers compensation, for our employees. If McDonald's ceases to own more than 80% of the combined voting power of our outstanding stock, we'll need to administer our 401(k) plan and provide these health benefits on a stand-alone basis and could incur increased costs as a result. If McDonald's ceases to own more than 50% of the combined voting power of our outstanding stock, we may have to pay more for processing our credit and debit cards and our gift cards, our audit fees, our property insurance, our umbrella and excess liability premiums and our banking services. In some cases, these benefits, such as the use of McDonald's distribution network, are not contractually tied to the level of McDonald's ownership, and the relevant suppliers and service providers could decide to stop giving us beneficial pricing and/or service levels even if McDonald's still owns a substantial equity stake in us. However, because we currently have not begun to negotiate new or amended contracts with suppliers and service providers, we cannot now quantify with greater certainty potential increases in our expenses. Furthermore, as a public company, in each of 2006 and future years we expect to incur a few million dollars of legal, accounting and other expenses that we did not previously incur as a subsidiary of McDonald's. See "Risk Factors—Risks Related to Our Business and Industry—As we increase our independence from McDonald's, we may face difficulties replacing services it currently provides to us and entering into new or modified arrangements with existing or new suppliers or service providers."

Tax Allocation Agreement

        McDonald's has filed federal income tax returns and certain state income tax returns with us on a consolidated basis since June 2000. In connection with this consolidation, the allocation of federal and state tax liabilities to us was based on the liability that would have been calculated had we operated on a stand-alone basis. Prior to the consummation of this offering, we entered into a tax allocation agreement with McDonald's which provides that we'll make distributions to McDonald's, and McDonald's will make contributions to us, such that we'll incur the expense for taxes generated by our business on the same basis as if we were not part of McDonald's consolidated tax returns. Assuming McDonald's economic interest in our outstanding common stock falls to less than 80%, following this offering we expect that we will become a separate taxable entity for federal and some state income tax purposes. McDonald's has agreed that any amounts owed to us by McDonalds' on account of unreimbursed tax attributes will be paid to us following deconsolidation. The tax allocation agreement will continue to apply to, and govern, the sharing of tax liabilities between McDonald's and us for state tax purposes for those states in which we and McDonald's will continue to file tax returns on a combined basis following the offering.

Relationship with Messner & Reeves, LLC

        Monty Moran, our President and Chief Operating Officer, served as general counsel of Chipotle while he was the chief executive officer and member of the Denver law firm Messner & Reeves, LLC ("M&R"). We paid M&R about $2.2 million for legal services in 2004 and about $2.4 million for the first nine months of 2005. Mr. Moran ceased to be a member of M&R in March 2005. During the period from January 1, 2005 to the date of Mr. Moran's departure from M&R, we paid M&R about $0.8 million for legal services. We continue to employ M&R as legal counsel.

Relationships with Franchisees

        Each of our three franchisees, who in aggregate operate eight of our stores, is also a McDonald's franchisee. We granted our first franchise in April 2001 for a two-year term (which expired and was not renewed) including leases for store property and equipment, and subsequently granted eight additional franchises with ten-year terms to qualified franchisees. These eight franchises are still within their initial ten-year terms. Each franchise includes the right to operate a Chipotle store at a particular address only. At the end of a franchise term, the franchise expires, and the franchisee has no unilateral right to renew or extend the franchise (although we may agree with the franchisee to extend the franchise for an additional term). Each franchisee is obligated to operate franchised stores in accordance with our operating standards and is obligated to allocate and spend specific amounts, as specified by us, on marketing of the stores, subject to our approval of all marketing materials. In addition, if McDonald's ceases to own a majority of our outstanding voting common stock or if we cease to be an affiliate of McDonald's, under the terms of our franchise agreements, our franchisees must either sell their Chipotle franchise to someone who agrees to perform their obligations under the franchise agreements (at fair market value determined in the manner provided in the franchise agreements) or sell their McDonald's franchise within 24 months after the relevant triggering event. If our franchisees don't sell either franchise within the 24-month period, their franchise agreements with McDonald's will terminate automatically.

Registration Rights

        Prior to the consummation of this offering, McDonald's and certain of our current shareholders, including Steve Ells, our Chairman and Chief Executive Officer, Monty Moran, our President and Chief Operating Officer, and Albert S. Baldocchi and Darlene J. Friedman, members of our board of directors (the "Initial Shareholders"), will enter into a registration rights agreement with us relating to the shares of common stock they hold (including shares issuable upon the exercise of outstanding options). Subject to several exceptions, including our right to defer a demand registration under certain circumstances, McDonald's will have the right to require us to register for public resale under the Securities Act all shares of common stock that they request be registered at any time after the expiration of the lock-up period following this offering. McDonald's will have the right to demand several such registrations. The Initial Shareholders other than McDonald's are entitled to piggyback registration rights with respect to any registration request made by McDonald's, subject to customary restrictions and pro rata reductions in the number of shares to be sold in an offering. In addition, the Initial Shareholders have been granted piggyback rights on any registration for our account or the account of another shareholder. We would be responsible for the expenses of any such registration.

Shareholders' Agreement

        We are party to a shareholders' agreement with all of our shareholders. The shareholders' agreement, among other matters:

  •
  restricts the transfer by our management shareholders of our common shares, subject to certain exceptions, and provides that all transferees must become a party to the shareholders' agreement;

  •
  grants first to holders of our Series B Preferred Stock and then to us, certain rights of first refusal with respect to transfers of our common shares to third parties by our management shareholders;

  •
  grants to holders of our Series B Preferred Stock and to our management shareholders, certain rights of first refusal with respect to any new shares that we may issue;

  •
  grants to each of our management shareholders, the right to require McDonald's to purchase a minimum amount of such management shareholder's shares on specific dates provided for in the shareholder's agreement; and

  •
  restricts the transfer of common shares by our management shareholders for (i) the period beginning seven days prior to and ending 180 days after the effective date of any public sale or distribution of our equity securities, or any securities convertible into or exchangeable or exercisable for such securities; and (ii) the period beginning ten days prior to and ending 180 days after the effective date of any offering by us of our equity securities to the public pursuant to an effective registration statement under the Securities Act or any comparable statement (subject to certain minimum price requirements for any such offering), any underwritten registration or any underwritten piggyback registration, unless the underwriters managing such offering agree otherwise.

        We expect that the shareholders' agreement will be terminated by our shareholders in connection with this offering.

Corporate Opportunity

        Under the terms of our certificate of incorporation, for so long as McDonald's owns at least 5% of our outstanding common stock or at least one person who is a director or officer of us is also a director or officer of McDonald's, McDonald's will not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and neither McDonald's nor any of its officers or directors will be liable to us or our shareholders for breach of any duty by reason of any such activities. If McDonald's acquires knowledge of a potential transaction or matter that may be a corporate opportunity for McDonald's and us, McDonald's will have no duty to communicate or offer such corporate opportunity to us and will not be liable to us or our shareholders for breach of any duty as our shareholder if McDonald's pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or entity, or does not communicate information about, or offer, such corporate opportunity to us.

        Our amended certificate of incorporation will contain provisions related to corporate opportunities that may be of interest to both McDonald's and us. It will provide that if a corporate opportunity is offered to:

  •
  one of our officers or employees who is also a director (but not an officer or employee) of McDonald's, that opportunity will belong to us unless expressly offered to that person primarily in his or her capacity as a director of McDonald's, in which case it will belong to McDonald's;

  •
  one of our directors who is also an officer or employee of McDonald's, that opportunity will belong to McDonald's unless expressly offered to that person primarily in his or her capacity as our director, in which case it will belong to us; and

  •
  any person who is either (i) an officer or employee of both us and McDonald's or (ii) a director of both us and McDonald's (but not an officer or employee of either one), that opportunity will belong to McDonald's unless expressly offered to that person primarily in his or her capacity as our director, in which case such opportunity shall belong to us.

        In addition, no such director, officer or employee will be liable to us or our shareholders for breach of any duty by reason of the fact that in compliance with those guidelines, (i) the director, officer or employee offered such corporate opportunity to McDonald's (rather than us) or did not communicate information about such corporate opportunity to us; or (ii) McDonald's pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate information about such corporate opportunity to us. Neither McDonald's nor any officer or director of McDonald's will be liable to us or our shareholders for breach of any duty by reason of the fact that McDonald's or an officer or director of McDonald's takes or fails to take any action or exercises or fails to exercise any rights or gives or withholds any consent in connection with any agreement or contract between McDonald's and us.

        In addition, no contract, agreement, arrangement or other transaction between us and McDonald's will be void or voidable solely because McDonald's is a party thereto, and so long as the material facts as to such transaction are disclosed or known to the board of directors or the committee thereof that authorizes that transaction, and the board or such committee (which may, for quorum purposes, include directors who are directors or officers of McDonald's) in good faith authorizes the transaction by an affirmative vote of a majority of the disinterested directors, then McDonald's will have fulfilled its fiduciary duties to us and our shareholders, will not be liable to us or our shareholders for any breach of fiduciary duty by entering into or executing such transaction, will be deemed to have acted in good faith and in a manner it reasonably believes to be in and not opposed to our best interests and will be deemed not to have breached its duties of loyalty to us and our shareholders or to have received an improper personal gain therefrom.

Equity Sales and Grants

        In May 2005, we issued 153,333 shares of non-vested common stock to Mr. Montgomery Moran pursuant to a Restricted Stock Agreement dated March 24, 2005 executed in connection with Mr. Moran's offer of employment by us. The shares vest in equal annual installments over three years from his date of employment, subject to his continued employment with us. This transaction was effected without registration under the Secutities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

        In April 2004, we issued 2,908,278 shares of common stock to McDonald's and certain other persons who were accredited investors (consisting of friends and family of our employees and persons having business relationships with us), in each case as identified in our shareholders' agreement, at an aggregate offering price of $65.0 million. These transactions were effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

        In June 2003, we issued 2,172,670 shares of common stock to McDonald's and certain other persons who were accredited investors (consisting of friends and family of our employees and persons having business relationships with us), in each case as identified in our shareholders' agreement, at an aggregate offering price of $38.0 million. These transactions were effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

DESCRIPTION OF CAPITAL STOCK

        The following discussion is a summary of the terms of our capital stock, our certificate of incorporation and bylaws and certain applicable provisions of Delaware law. Copies of our certificate of incorporation and bylaws as they will be in effect following this offering are filed as exhibits to the registration statement of which this prospectus is a part.

Reclassification

        Prior to this offering, we had one class of common stock and three classes of preferred stock outstanding, our Series B Preferred Stock, our Series C Preferred Stock and our Series D Preferred Stock. In accordance with the terms of our amended certificate of incorporation, which will become effective immediately prior to the consummation of this offering, each share of our outstanding preferred stock and each share of our outstanding common stock will be reclassified automatically and without any action on the part of the holders of those shares into one-third of one share of our class B common stock, which will result in a decrease in the number of shares outstanding. In addition, immediately prior to the consummation of this offering, we'll increase our total authorized number of shares of capital stock, and amend our certificate of incorporation and bylaws such that they reflect the descriptions below. Except where otherwise noted, the description of the terms of our charter documents below reflects the terms of those documents as they will be following the Reclassification. The historical data presented in the accompanying financial statements have not been adjusted to give retroactive effect to the Reclassification. We have, however, reflected the Reclassification in the unaudited pro forma balance sheet and pro forma earnings per common share included in the financial statements.

        In this offering, both we and the selling shareholder are selling shares of class A common stock, which will have fewer votes per share than our class B common stock. Under the terms of our amended certificate of incorporation, one of the features of the class B common stock is that shares of class B common stock can only be transferred to McDonald's or its subsidiaries, and that any other transfer of such shares before a tax-free spin-off (as described below under "—Common Stock—Conversion") will result in the automatic conversion of those shares to shares of class A common stock without action by the transferor or transferee. In addition, under the amended certificate of incorporation, any holder of shares of class B common stock, including the selling shareholder, will have the right to convert those shares at any time to shares of class A common stock. See "—Common Stock—Conversion" below. Accordingly, although all of the shares that the selling shareholder will receive in connection with the Reclassification will be shares of class B common stock, any shares that investors will receive from the selling shareholder in the offering will be shares of class A common stock.

        Following the offering, our authorized capital stock will consist of 200,000,000 shares of class A common stock, 30,000,000 shares of class B common stock and 600,000,000 shares of preferred stock, of which 7,878,788 shares of class A common stock and 24,615,831 shares of class B common stock are expected to be outstanding (excluding shares to be issued upon exercise of outstanding options and assuming that the underwriters do not exercise their option to purchase additional shares), and no shares of preferred stock are expected to be outstanding. If the underwriters exercise their option in full, we expect 9,060,606 shares of class A common stock and 23,434,013 shares of class B common stock to be outstanding.

Common Stock

        The certificate of incorporation authorizes the issuance of an aggregate of 230,000,000 shares of common stock consisting of 200,000,000 shares of class A common stock and 30,000,000 shares of class B common stock. Upon consummation of this offering, of those authorized shares of class A common stock and class B common stock, 32,494,619 will be validly issued, fully paid and nonassessable. At December 31, 2005, without giving retroactive effect to the Reclassification, there were 43 holders of record of common stock and non-vested stock, who collectively held about 58,832,266 shares of common stock and non-vested stock. Each of these shares will be reclassified into one-third of one share of class B common stock as described above under "—Reclassification."

  Voting Rights

        Except as provided by statute or the certificate of incorporation, holders of the common stock have the sole right and power to vote on all matters on which a vote of Chipotle's shareholders is to be taken. The holders of class A common stock and class B common stock generally have identical rights, except that holders of class A common stock are entitled to one vote per share while holders of class B common stock are entitled to ten votes per share on matters to be voted on by shareholders, with certain exceptions as provided by the certificate of incorporation. For example, for purposes of approving a merger or consolidation, a sale of all or substantially all of our property or a dissolution, each share of both class A common stock and class B common stock will have one vote only. The holders of common stock are entitled, by a plurality of the votes cast by the holders of class A common stock and class B common stock present in person or represented by proxy, voting together as a single voting group at a meeting at which a quorum is present, to nominate and thereafter elect directors to the board of directors. With certain exceptions, other matters to be voted on by shareholders must be approved by a majority of the votes cast on the matter by the holders of class A common stock and class B common stock present in person or represented by proxy, voting together as a single voting group at a meeting at which a quorum is present, subject to any voting rights granted to holders of any outstanding shares of preferred stock. Approval of an amendment of our certificate of incorporation and removal of directors from the board of directors must be approved by 66 2/3% of all votes entitled to be cast by the holders of class A common stock and class B common stock, voting together as a single group.

  Dividends

        Holders of class A common stock and class B common stock will share equally on a per share basis in any dividend declared by our board of directors, subject to any preferential rights of holders of any outstanding shares of preferred stock. Dividends payable in shares of common stock may be paid only as follows: shares of class A common stock may be paid only to holders of class A common stock, and shares of class B common stock may be paid only to holders of class B common stock; and the number of shares so paid will be payable at the same rate per share so as to retain the relative proportion of outstanding shares of class A common stock and class B common stock.

  Conversion

        Each share of class B common stock is convertible at the option of the holder into one share of class A common stock. Before a tax-free spin-off (as described below), any shares of class B common stock transferred to a person other than McDonald's or a subsidiary of McDonald's will automatically be converted into shares of class A common stock. In addition, upon the occurrence of certain specified events prior to a tax-free spin-off, all of the outstanding shares of class B stock will automatically be converted into shares of class A common stock.

        Following any distribution of class B common stock to shareholders of McDonald's in a transaction, including any distribution in exchange for McDonald's shares or securities, intended to qualify as a tax-free distribution under Section 355 of the Code, or any corresponding provision of any successor statute (a "tax-free spin-off"), shares of class B common stock will no longer be convertible into shares of class A common stock. Shares of class B common stock transferred to shareholders of McDonald's in a tax-free spin-off will not be converted into shares of class A common stock and, following a tax-free spin-off, shares of class B common stock will be transferable as class B common stock, subject to applicable laws.

  Other Rights

        In the event of any reorganization of Chipotle with one or more corporations or a merger or share exchange of Chipotle with another corporation in which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, all holders of our common stock, regardless of class, will be entitled to receive with respect to each share held the same kind and amount of shares of stock and other securities and property, including cash.

        On liquidation, dissolution or winding up of Chipotle, after payment in full of the amounts required to be paid to holders of any outstanding shares of preferred stock, if any, all holders of common stock, regardless of class, are entitled to receive the same amount per share with respect to any distribution of assets to holders of shares of common stock.

Preferred Stock

        The certificate of incorporation authorizes the issuance of an aggregate of 600,000,000 shares of preferred stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding

        Chipotle's board of directors may, from time to time, direct the issue of shares of preferred stock in series and may, at the time of issue, determine the designation, powers, rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Chipotle before any payment is made to the holders of common stock. Under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Chipotle's securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors may issue shares of preferred stock with voting and conversion rights that could adversely affect the holders of shares of common stock.

        At December 31, 2005, there were about 8,034,009 shares of Series B Preferred Stock outstanding, about 3,925,125 shares of Series C Preferred Stock outstanding and about 8,510,639 shares of Series D Preferred Stock outstanding, without giving retroactive effect to the Reclassification. Each of these shares will be reclassified into one-third of one share of class B common stock as described above under "—Reclassification."

Pre-emptive Rights

        Under Delaware law, a shareholder is not entitled to pre-emptive rights to subscribe for additional issuances of common stock or any other class or series of common stock or any security convertible into such stock in proportion to the shares that are owned unless there is a provision to the contrary in the certificate of incorporation. Our certificate of incorporation does not provide that our shareholders are entitled to pre-emptive rights.

Certain Certificate of Incorporation and Bylaw Provisions

        The certificate of incorporation provides for the board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. About one-third of the board will be elected annually, and each member will serve a three-year term. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting shares from obtaining control of the board until the second annual shareholders meeting following the date the acquirer obtains the controlling share interest. The classified board provision is designed to have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of Chipotle and to increase the likelihood that incumbent directors will retain their positions. Under Delaware law, directors of a corporation with a classified board may only be removed for cause unless the certificate of incorporation provides otherwise. Our certificate of incorporation does not provide that our shareholders can remove the directors without cause. See "Management."

        After the completion of this offering, McDonald's will beneficially own no shares of our outstanding class A common stock, but will own about 22,262,884 shares of our outstanding class B common stock, representing 88% of the combined voting power of all classes of our outstanding voting securities and 69% of the economic interest in our outstanding common stock (or 87% and 65%, respectively, if the underwriters' over-allotment option is exercised in full). Therefore, McDonald's will have the power to elect all of the members of our board of directors and will have the power to control all matters requiring shareholder approval or consent.

        The certificate of incorporation provides that shareholder action can be taken only at an annual or special meeting of shareholders and cannot be taken by written consent in lieu of a meeting. The bylaws provide that, except as otherwise required by law, annual or special meetings of the shareholders can only be called pursuant to a resolution adopted by a majority of the total number of directors then in office or by the chairman of the board. Shareholders are not permitted to call a general meeting or to require the board of directors to call a general meeting.

        The bylaws establish an advance notice procedure for shareholder proposals to be brought before a general meeting of shareholders, including proposed nominations of persons for election to the board of directors.

        Shareholders at a general meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to Chipotle's Secretary timely written notice, in proper form, of the shareholder's intention to bring that business before the meeting. Although neither the certificate of incorporation nor the bylaws gives the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals about other business to be conducted at a general meeting, the certificate of incorporation and the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Chipotle.

        The certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested shareholders, apply to Chipotle. See "—Corporate Opportunity" above for a description of the corporate opportunity provisions of the certificate of incorporation.

Certificate of Incorporation

        Our certificate of incorporation will provide that the affirmative vote of the holders of at least 66 2/3% of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors, is required for the following:

  •
  adoption, amendment or repeal of any provision of our bylaws;

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  removal of individual directors or the entire board of directors; and

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  alteration, amendment, repeal, in a manner that is adverse to the interests of McDonald's, or adoption of any provision adverse to the interests of McDonald's and inconsistent with, any provision in our certificate of incorporation relating to corporate opportunities of Chipotle.

        In addition, the board of directors will be permitted to alter certain provisions of our bylaws without obtaining shareholder approval.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Trust Company, Inc.

Listing

        We've applied to list our class A common stock on the New York Stock Exchange under the symbol "CMG."

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of our common stock in the public market, or the perception that substantial sales may occur, could adversely affect the prevailing market price of our class A common stock. Prior to this offering, there has been no public market for our class A common stock. After completion of the offering, there will be 7,878,788 shares of class A common stock and 24,615,831 shares of class B common stock outstanding. Of these shares, 7,878,788 class A shares and none of the class B shares, or up to 9,060,606 class A shares if the underwriters fully exercise their option to purchase additional shares, are freely transferable without restriction under the Securities Act, except by persons who may be deemed to be our affiliates.

Sales of Restricted Shares

        None of the shares of class A stock are expected to be "restricted securities" upon completion of this offering, other than any shares purchased in this offering by persons who may be deemed our "affiliates." An aggregate of 23,691,997 shares of our class B common stock held by our existing shareholders upon completion of this offering will be "restricted securities," as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144, 144A and 144(k) under the Securities Act, which are summarized below. Taking into account the lock-up agreements described below and the provisions of Rules 144 and 144(k), additional shares of our class A and class B common stock will be available for sale in the public market as follows:

  •
  no shares will be available for immediate sale on the date of this prospectus;

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  24,462,498 shares of our class B common stock, which are convertible into shares of our class A common stock in certain circumstances, will be available for sale after the expiration date for the lock-up agreements (180 days after the date of the final prospectus unless earlier waived by the underwriters or unless later extended in the circumstances described under

  "Underwriters"), pursuant to Rules 144, 144A and 144(k). Of these shares, 22,262,884 will be held by the selling stockholder, which is our affiliate.

Rule 144

        In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our "affiliate," is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1.0% of the number of shares of class A common stock then outstanding, which will equal about 78,788 shares immediately after this offering; or

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  the average weekly trading volume of our class A common stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed with the SEC.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Options / Rule 701

        Following this offering, we intend to file a registration statement on Form S-8 to register            shares of our class A common stock reserved for issuance under our option plans and arrangements. Pursuant to Rule 701 under the Securities Act, we've granted options to members of management to purchase 228,666 shares of our class A common stock. Rule 701 permits resales of shares in reliance upon Rule 144 without compliance with some restrictions of Rule 144, including the holding period requirement. However, holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. Subject to the 90-day restriction period provided for in Rule 701 and the lock-up agreements described below, all of the shares of our class A common stock issuable upon the exercise of options under our stock option plans and arrangements will be freely tradable upon effectiveness of the registration statement on Form S-8 without restrictions under the Securities Act, unless these shares are held by an "affiliate" of ours or subject to other contractual restrictions.

Rule 144A

        Rule 144A would allow our existing shareholders to sell their current holdings of shares of common stock in the private market to qualified institutional buyers (as defined in Rule 144A), and would permit resales among such institutions, without regard to any volume or other restrictions. There can be no assurance that sales pursuant to Rule 144A will not have an adverse effect on the liquidity and trading price of the class A common stock in the public market.

Lock-up Agreements

        We and all of our executive officers and directors and certain other equity holders, including McDonald's, have agreed with the underwriters not to offer, sell, dispose of or hedge any shares of our class A common stock or securities convertible into or exchangeable for shares of our class A common stock (including shares of class B common stock), subject to specified limited exceptions and extensions described elsewhere in this prospectus, during the period continuing through the date that is 180 days (subject to extension) after the date of the final prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated and SG Cowen & Co., LLC, on behalf of the underwriters. See "Underwriters." Morgan Stanley & Co. Incorporated and SG Cowen & Co., LLC, in their sole discretion on behalf of the underwriters, may release any of the securities subject to these lock-up agreements at any time without notice.

        Immediately following the consummation of this offering, we expect that shareholders subject to lock-up agreements will hold class A shares representing about 10% of our then-outstanding shares of class A common stock, or about 9% of our then-outstanding shares of class A common stock if the underwriters' over-allotment option is exercised in full, and class B shares representing about 99% of our then-outstanding shares of class B common stock.

        We've agreed not to issue, sell or otherwise dispose of any shares of our common stock during the lock-up period (subject to extension) following the date of this prospectus, subject to certain specified exceptions. See "Underwriters." The lock-up period may be extended in the circumstances described under "Underwriters."

Registration Rights

        Prior to the consummation of this offering, we will grant certain registration rights to persons who, following the consummation of this offering, will hold, in the aggregate, about 23,201,188 shares of our class B common stock (including shares issuable upon the exercise of outstanding options). Subject to several exceptions, McDonald's will have the right to require us to register for public resale under the Securities Act all shares of common stock that they request be registered at any time after the expiration of the lock-up period following this offering. If McDonald's exercises its right to demand that we register its shares, or if we file a registration statement on our own behalf, certain other current shareholders, including Steve Ells, our Chairman and Chief Executive Officer, Monty Moran, our President and Chief Operating Officer, and Albert S. Baldocchi and Darlene J. Friedman, members of our board of directors, will have piggyback registration rights to require that their shares be included in that registration. McDonald's will have the right to demand several such registrations. For more information, see "Certain Relationships and Related Transactions—Registration Rights Agreements." Under the lock-up agreements described above, McDonald's and these other shareholders have agreed not to exercise those rights during the lock-up period without the prior written consent of Morgan Stanley & Co. Incorporated and SG Cowen & Co., LLC, on behalf of the underwriters.

CERTAIN U.S. FEDERAL TAX CONSEQUENCES
TO NON-U.S. HOLDERS

        The following discussion is a summary of certain U.S. federal income and estate tax considerations that may be relevant to you if you become a beneficial owner of our class A common stock and you are not a citizen or resident of the United States, a U.S. domestic corporation, or a person that would otherwise be subject to U.S. federal income tax on a net income basis in respect of such common stock. The summary deals only with shares of class A common stock that will be held as capital assets and does not purport to deal with all possible tax consequences of purchasing, owning, and disposing of our class A common stock. In particular, the summary does not address the tax consequences that may be applicable to persons in special tax situations, including persons that will hold shares of our common stock in connection with a U.S. trade or business or a U.S. permanent establishment or persons who hold more than 5% of our common stock. You should consult your own tax advisers about the tax consequences of the purchase, ownership, and disposition of our class A common stock in the light of your own particular circumstances, including the tax consequences under state, local, foreign, and other tax laws and the possible effects of any changes in applicable tax laws.

Dividends

        Any dividends that you receive with respect to our class A common stock will be subject to U.S. federal gross income and withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. In order to claim the benefits of an income tax treaty, you will generally be required to provide a certification of your entitlement to treaty benefits on IRS Form W-8BEN.

Sale, Exchange, or other Disposition

        Any gain that you realize upon a sale, exchange, or other disposition of our class A common stock will generally not be subject to U.S. federal income tax unless you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Estate Tax

        If you are an individual, shares of our class A common stock that you own or are treated as owning at the time of your death will be included in your gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty otherwise provides.

Backup Withholding

        In general, you will not be subject to any U.S. federal backup withholding tax on dividends that you receive with respect to our class A common stock if you provide a certification of your status as a non-U.S. person on IRS Form W-8BEN or otherwise establish an exemption. In addition, no backup withholding will generally be required with respect to the proceeds of a sale of our class A common stock that you make within the United States or through certain U.S. and U.S.-related financial intermediaries if the payor receives such a certification or you otherwise establish an exemption. If you do not provide a certification of your status as a non-U.S. person on IRS Form W-8BEN or otherwise establish an exemption, U.S. federal backup withholding tax will apply to such dividends and sales proceeds.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and SG Cowen & Co., LLC are acting as representatives, have severally agreed to purchase, and we and the selling shareholder agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
SG Cowen & Co., LLC
Banc of America Securities LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
A.G. Edwards & Sons, Inc.
RBC Capital Markets Corporation
SunTrust Capital Markets, Inc.
Wachovia Capital Markets, LLC

Total	7,878,788

        The underwriters are offering the shares of class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            per share under the public offering price. After the initial offering of the shares of class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        The selling shareholder has granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 1,181,818 additional shares of class A common stock at the public offering price shown on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of class A common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of class A common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $            , the total underwriting discounts and commissions would be $            and the total proceeds to us would be $            and to the selling shareholder would be $            .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

        We and all of our executive officers and directors and certain other equity holders, including McDonald's, have agreed with the underwriters that, without the prior written consent of Morgan

Stanley & Co. Incorporated and SG Cowen & Co., LLC, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of the final prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of class A common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the class A common stock;

whether any such transaction described above is to be settled by delivery of class A common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  •
  the sale of shares by us or McDonald's to the underwriters;

  •
  the issuance by us of shares of class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  the grant of options or the issuance of shares of common stock by us to employees, officers, directors, advisors or consultants under any employee benefit plan described in this prospectus;

  •
  the filing by us of any registration statement on Form S-8 in respect of any employee benefit plan described in this prospectus;

  •
  transactions by any person other than us relating to shares of class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

  •
  the transfer by any person other than us of shares of common stock or securities convertible into or exchangeable or exercisable for common stock by gift, will or intestacy to such person's immediate family, to a trust formed for the benefit of any such person or such person's immediate family, or to a partnership or a limited liability company, the partners or members of which, as applicable, are exclusively that person and/or such person's immediate family;

  •
  the transfer by any person of shares of common stock or securities convertible into or exercisable or exchangeable for common stock to us;

  •
  the transfer by any person other than us of shares of common stock or securities convertible into common stock to limited partners or stockholders of that person; or

  •
  the transfer by any person other than us of shares of common stock to wholly-owned subsidiaries of that person or to the parent corporation of that person or to another wholly-owned subsidiary of such parent corporation.

        With respect to the last four bullets, it will be a condition to the transfer or distribution that the transferee execute a copy of the lock-up agreement, no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the U.S. Securities Exchange Act of 1934, or the Exchange Act, will be required or will be made voluntarily in connection with such transfer or distribution (other than a filing on Form 5 made after the expiration of the lock-up period), and that no such transfer or distribution may include a disposition for value.

        The lock-up period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the lock-up period we issue a release about earnings or material news or events relating to us occurs; or

  •
  prior to the expiration of the lock-up period, we announce that we'll release earnings results during the 16-day period beginning on the last day of the lock-up period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

        The following table shows the per share and total underwriting discounts and commissions that we and the selling shareholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our class A common stock.

	Paid by Us		Paid by Selling Shareholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

        In order to facilitate the offering of the class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. The underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their over-allotment option. The underwriters can close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their over-allotment option. The underwriters may also sell shares in excess of their over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the class A common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the class A common stock in the offering, if the syndicate repurchases previously distributed class A common stock to cover syndicate short positions or to stabilize the price of the class A common stock. These activities may raise or maintain the market price of the class A common stock above independent market levels or prevent or retard a decline in the market price of the class A common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        We've applied to list our class A common stock on the New York Stock Exchange under the symbol "CMG."

        From time to time, each of Morgan Stanley & Co. Incorporated and SG Cowen & Co., LLC and their affiliates has provided and continues to provide investment banking and other services to us and McDonald's, a selling shareholder and our controlling shareholder. A.G. Edwards & Sons, Inc. has provided us with certain services primarily in connection with the offerings of our common stock to our existing shareholders.

        A prospectus in electronic format may be made available on the websites maintained by one or more underwriters. The lead underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead underwriters to underwriters that may make internet distributions on the same basis as other allocations.

        We, the selling shareholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The underwriters have agreed to reimburse the selling shareholder and us for certain identifiable expenses associated with this offering.

Directed Share Program

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to 787,878 shares of class A common stock offered in this prospectus for our directors, officers, employees, business associates and other related persons. The number of shares of class A common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

Pricing of the Offering

        Prior to this offering, there has been no public market for the shares of our class A common stock. The initial public offering price will be determined by negotiations among us, McDonald's and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range shown on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

        Cleary Gottlieb Steen & Hamilton LLP, New York, New York, will pass upon the validity of the securities offered in this offering. Davis Polk & Wardwell, Menlo Park, California, is acting as counsel to the underwriters.

EXPERTS

        The consolidated financial statements of Chipotle Mexican Grill, Inc. at December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We filed with the SEC a registration statement on Form S-1 for the common stock being sold in this offering. This prospectus, which constitutes a part of that registration statement, does not contain all the information shown in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and the exhibits and schedules filed as part of that document. You may read and copy the registration statement and other documents and reports we file with the SEC without charge at the SEC's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC from the SEC's Public Reference Room at the SEC's principal office, 100 F Street, NE, Washington, DC 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

        The SEC maintains a website that contains registration statements, reports, proxy and information statements and other information about registrants, including us. The SEC's web address is www.sec.gov.

        Upon completion of this offering, we'll be subject to the information and periodic reporting requirements of the Exchange Act and will file periodic reports, proxy statements and other information with the SEC. Those periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also intend to furnish our shareholders with annual reports containing our financial statements audited by an independent registered public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.chipotle.com. The information on or available through our website is not, and should not be considered, a part of this prospectus. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Chipotle Mexican Grill, Inc.

        We have audited the accompanying consolidated balance sheets of Chipotle Mexican Grill, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chipotle Mexican Grill, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

                      /s/ Ernst & Young LLP

Denver, Colorado
October 5, 2005

Chipotle Mexican Grill, Inc.

Consolidated Balance Sheet

(in thousands, except share and per share data)

	December 31
			September 30 2005	Pro Forma September 30 2005
	2003	2004
			(unaudited)	(unaudited)
Assets
Current assets:
Cash	$—	$—	$1,958
Accounts receivable, net of allowance for doubtful accounts of $0, $804 and $525 at December 31, 2003 and 2004 and September 30, 2005 (unaudited), respectively	2,605	2,490	1,927
Notes receivable—McDonald's Corp.	—	732	—
Inventory	1,466	2,256	2,684
Current deferred tax assets	—	—	2,591
Prepaid expenses	3,762	4,854	5,208

Total current assets	7,833	10,332	14,368
Leasehold improvements, property and equipment, net	211,877	289,873	319,529
Other assets	2,564	2,825	2,812
Restricted cash and cash equivalents	497	380	—
Long-term deferred tax assets	—	—	17,330
Goodwill	26,243	26,243	17,738

Total assets	$249,014	$329,653	$371,777

Liabilities and shareholders' equity
Current liabilities:
Cash overdraft	$2,550	$4,431	$—
Accounts payable	10,021	11,803	10,912
Accrued payroll and benefits	8,053	7,308	10,890
Accrued liabilities	5,968	9,430	7,580
Accrued loss contingency	—	4,000	1,991
Note payable—McDonald's Corp.	10,138	—	4,638
Current portion of deemed landlord financing	—	—	50
Due to McDonald's Corp.	1,536	1,691	1,412

Total current liabilities	38,266	38,663	37,473
Deferred rent	19,240	28,231	33,671
Deemed landlord financing	—	—	2,346
Other liabilities	—	193	514	—

Total liabilities	57,506	67,087	74,004	73,490

Shareholders' equity:
Preferred stock, 40,000,000 authorized shares, $0.01 par value:
Series B convertible preferred stock, issued and outstanding shares—8,034,009 (liquidation preference of $25,309, $27,334 and $28,974 at December 31, 2003 and 2004 and September 30, 2005 (unaudited), respectively)	80	80	80	—
Series C junior convertible preferred stock, issued and outstanding shares—3,925,125 (liquidation preference of $7,890)	39	39	39	—
Series D junior convertible preferred stock, issued and outstanding shares—8,510,639 (liquidation preference of $20,000)	85	85	85	—
Common stock, 95,000,000 authorized shares, $0.01 par value:
Issued and outstanding shares—49,647,433, 58,372,266 and 58,372,266 at December 31, 2003 and 2004 and September 30, 2005 (unaudited), respectively	496	584	584	—
Common stock, class B, 30,000,000 authorized shares, $0.01 par value: Issued and outstanding shares—26,280,680 at September 30, 2005	—	—	—	263
Additional paid-in capital	310,193	383,901	378,285	379,324
Tax receivable—McDonald's Corp.	(37,112)	(45,985)	(38,596)	(38,596)
Accumulated other comprehensive income	—	9	9	9
Accumulated deficit	(82,273)	(76,147)	(42,713)	(42,713)

Total shareholders' equity	191,508	262,566	297,773	298,287

Total liabilities and shareholders' equity	$249,014	$329,653	$371,777	$371,777

See accompanying notes to consolidated financial statements.

Chipotle Mexican Grill, Inc.

Consolidated Statement of Operations

(in thousands, except share and per share data)

	Years ended December 31			Nine months ended September 30
	2002	2003	2004	2004	2005
				(unaudited)
Revenue:
Restaurant sales	$203,892	$314,027	$468,579	$341,750	$452,593
Franchise royalties and fees	753	1,493	2,142	1,503	1,789

Total revenue	204,645	315,520	470,721	343,253	454,382

Restaurant operating costs:
Food, beverage and packaging	67,681	104,921	154,148	111,414	146,863
Labor	66,515	94,023	139,494	101,756	129,678
Occupancy	18,716	25,570	36,190	26,192	34,517
Other operating costs	29,791	43,527	64,274	46,108	59,408
General and administrative expenses	25,803	34,189	44,837	29,190	37,212
Depreciation and amortization	11,260	15,090	21,802	15,807	20,392
Pre-opening costs	1,022	1,631	2,192	1,561	1,247
Loss on disposal of assets	1,489	4,504	1,678	1,364	1,806

	222,277	323,455	464,615	333,392	431,123

Income (loss) from operations	(17,632)	(7,935)	6,106	9,861	23,259
Interest income	444	249	211	172	23
Interest expense	(101)	(28)	(191)	(191)	(663)

Income (loss) before income taxes	(17,289)	(7,714)	6,126	9,842	22,619
Benefit for income taxes	—	—	—	—	10,815

Net income (loss)	$(17,289)	$(7,714)	$6,126	$9,842	$33,434

Historical income (loss) available to common shareholders	$(17,289)	$(7,714)	$4,484	$7,174	$24,754

Earnings (loss) per common share—basic	$(0.44)	$(0.17)	$0.08	$0.13	$0.42

Earnings (loss) per common share—diluted	$(0.44)	$(0.17)	$0.08	$0.13	$0.42

Weighted average common shares outstanding—basic	39,324,552	46,683,077	55,893,078	55,060,651	58,372,266

Weighted average common shares outstanding—diluted	39,324,552	46,683,077	56,090,651	55,258,224	58,517,125

Pro forma income (loss) available to common shareholders			$6,126		$33,434

Pro forma earnings per common share—basic			$0.24		$1.27

Pro forma earnings per common share—diluted			$0.24		$1.27

Pro forma weighted average common shares outstanding—basic			25,454,284		26,280,680

Pro forma weighted average common shares outstanding—diluted			25,520,142		26,328,966

See accompanying notes to consolidated financial statements.

Chipotle Mexican Grill, Inc.

Consolidated Statement of Shareholders' Equity and Comprehensive Income

(in thousands, except share data)

	Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Common Stock
										Tax Receivable McDonald's Corp		Accumulated Other Comprehensive Income
									Additional Paid-in Capital		Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					Total
Balance, December 31, 2001	8,034,009	$80	3,925,125	$39	8,510,639	$85	32,107,378	$321	$196,243	$(15,801)	$(57,270)	$—	$123,697
Issuance of common stock	—	—	—	—	—	—	11,022,044	110	54,736	—	—	—	54,846
Tax sharing benefit	—	—	—	—	—	—	—	—	10,401	(10,401)	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(17,289)	—	(17,289)

Balance, December 31, 2002	8,034,009	80	3,925,125	39	8,510,639	85	43,129,422	431	261,380	(26,202)	(74,559)	—	161,254
Issuance of common stock	—	—	—	—	—	—	6,518,011	65	37,903	—	—	—	37,968
Tax sharing benefit	—	—	—	—	—	—	—	—	10,910	(10,910)	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	(7,714)	—	(7,714)

Balance, December 31, 2003	8,034,009	80	3,925,125	39	8,510,639	85	49,647,433	496	310,193	(37,112)	(82,273)	—	191,508
Issuance of common stock	—	—	—	—	—	—	8,724,833	88	64,835	—	—	—	64,923
Tax sharing benefit	—	—	—	—	—	—	—	—	8,873	(8,873)	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	—	—	6,126	—	6,126
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	9	9

Total comprehensive income													6,135

Balance, December 31, 2004	8,034,009	80	3,925,125	39	8,510,639	85	58,372,266	584	383,901	(45,985)	(76,147)	9	262,566
Tax sharing provision (unaudited)	—	—	—	—	—	—	—	—	(6,788)	7,389	—	—	601
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	1,172	—	—	—	1,172
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	33,434	—	33,434

Balance, September 30, 2005 (unaudited)	8,034,009	$80	3,925,125	$39	8,510,639	$85	58,372,266	$584	$378,285	$(38,596)	$(42,713)	$9	$297,773

See accompanying notes to consolidated financial statements.

Chipotle Mexican Grill, Inc.

Consolidated Statement of Cash Flows

(in thousands)

	Years ended December 31			Nine months ended September 30
	2002	2003	2004	2004	2005
				(unaudited)
Operating activities
Net income (loss)	$(17,289)	$(7,714)	$6,126	$9,842	$33,434
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	11,260	15,090	21,802	15,807	20,392
Current income tax (benefit) provision	(10,401)	(10,910)	(8,873)	(4,417)	11,941
Deferred income tax (benefit) provision	3,544	7,968	11,485	8,614	(2,413)
Change in valuation allowance	6,857	2,942	(2,612)	(4,197)	(20,343)
Loss on disposal of assets	1,489	4,504	1,678	1,364	1,806
Bad debt allowance	—	—	804	—	(12)
Stock based compensation	—	—	193	—	1,493
Other	(294)	(301)	—	24	624
Changes in operating assets and liabilities:
Accounts receivable	(6)	(1,929)	(689)	(372)	575
Inventory	(194)	(433)	(790)	(779)	(428)
Prepaid expenses	(363)	(1,072)	(1,092)	(754)	(354)
Other assets	(680)	337	(145)	(263)	392
Accounts payable	2,069	5,040	(2,345)	(386)	1,635
Accrued liabilities	5,708	2,996	6,717	269	(277)
Due to McDonald's Corp.	976	(69)	155	40	(279)
Deferred rent	3,295	5,620	7,258	6,281	4,383

Net cash provided by operating activities	5,971	22,069	39,672	31,073	52,569

Investing activities
Purchases of leasehold improvements, property and equipment, net	(48,601)	(86,107)	(95,615)	(72,223)	(53,322)

Net cash used in investing activities	(48,601)	(86,107)	(95,615)	(72,223)	(53,322)

Financing activities
Net proceeds from sale of common stock	54,846	37,968	64,923	64,923	—
Proceeds from McDonald's—intercompany notes	44,156	62,261	55,139	42,881	31,746
Payments to McDonald's—intercompany notes	(52,700)	(36,000)	(66,000)	(66,000)	(27,000)
Changes in cash overdrafts	(3,621)	(191)	1,881	(654)	(4,431)
Proceeds from deemed landlord financing	—	—	—	—	2,405
Payments on deemed landlord financing	—	—	—	—	(9)
Payments on capital lease obligations	(51)	—	—	—	—

Net cash provided by financing activities	42,630	64,038	55,943	41,150	2,711

Net change in cash and cash equivalents	—	—	—	—	1,958
Cash and cash equivalents at beginning of year	—	—	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—	$—	$1,958

Supplemental disclosures of cash flow information
Non-cash preopening rent capitalized to leasehold improvments	$1,361	$1,965	$2,317	$1,705	$1,507

Net purchases of leasehold improvements, property and equipment accrued in accounts payable	$811	$(453)	$4,127	$(287)	$(2,526)

See accompanying notes to consolidated financial statements.

Chipotle Mexican Grill, Inc.

Notes to Financial Statements

(in thousands, except share and per share data)

1.     Description of Business and Summary of Significant Accounting Policies

        Chipotle Mexican Grill, Inc. (the Company), a Delaware corporation, develops and operates fast-casual, fresh Mexican food restaurants in 22 states throughout the United States. At December 31, 2002, 2003 and 2004, the Company operated 227, 298, and 401 restaurants, respectively, and had five, seven, and eight restaurants, respectively, operated by franchisees. McDonald's Corporation (McDonald's) is the majority owner of the Company (approximately 92%).

        The Company manages its operations based on five regions and has aggregated its operations to one reportable segment.

Initial Public Offering and Unaudited Pro Forma Balance Sheet and Earnings Per Common Share

        In connection with the proposed initial public offering, each share of Series B convertible preferred stock, Series C and Series D junior convertible preferred stock and common stock issued and outstanding as of the date of this offering will be reclassified into one-third of one share of class B common stock (the Reclassification), a new class of stock generally having ten votes per share. Class A common stock, also a new class of stock, will be issued and sold to investors in connection with the initial public offering. The class A common stock will have one vote per share. All other provisions of the class A and class B common stock will be substantially the same. At the completion of the proposed offering, McDonald's will own about 88% of the combined voting power of the Company's outstanding common stock and 69% of the economic interest of the Company. The accompanying consolidated financial statements and notes to the consolidated financial statements do not reflect the effect of the one for three reverse common stock split that is part of the Reclassification.

        The pro forma balance sheet as of September 30, 2005 and the pro forma earnings per share for the year ended December 31, 2004 and the nine months ended September 30, 2005 give retroactive effect to the reclassification of all of the Company's outstanding common stock and all shares of its outstanding preferred stock into 26,280,680 shares of class B common stock in connection with this offering and the conversion of stock appreciation rights into common stock options. The effect of the sale of class A common stock shares has been excluded.

Unaudited Interim Financial Statements

        The interim financial statements of the Company for the nine months ended September 30, 2004 and 2005 included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting of normal recurring adjustments necessary to present fairly the financial position of the Company as of September 30, 2005 and the results of its operations and its cash flows for the nine months ended September 30, 2004 and 2005. The interim results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be achieved for the full year.

1.     Description of Business and Summary of Significant Accounting Policies (Continued)

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated.

Management Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.    Actual results could differ from those estimates under different assumptions or conditions.

Revenue Recognition

        Revenue from restaurant sales is recognized when food and beverage products are sold. A deferred liability is recognized for gift cards that have been sold but not yet redeemed at their anticipated redemption value. The Company recognizes revenue and reduces the related deferred liability when the gift certificates are redeemed. Fees from franchised restaurants include continuing rent and service fees, initial fees and royalties. Continuing fees and royalties are recognized in the period earned. Initial fees are recognized upon opening a restaurant, which is when the Company has performed substantially all initial services required by the franchise arrangement.

Cash and Cash Equivalents

        The Company considers all highly liquid investment instruments purchased with an initial maturity of three months or less to be cash equivalents.

Accounts Receivable

        Accounts receivable consists of tenant improvement receivables, credit card receivables, and miscellaneous receivables. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable based on a specific review of account balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recoverability is considered remote.

Inventory

        Inventory, consisting principally of food, beverages, and supplies, is valued at the lower of first-in, first-out cost or market. The Company has no minimum purchase commitments with its vendors. The Company purchases certain key ingredients (steak, chicken, pork and tortillas) from a small number of suppliers.

Leasehold Improvements, Property and Equipment

        Leasehold improvements, property and equipment are stated at cost. Internal costs clearly associated with the acquisition, development and construction of a restaurant are capitalized. Expenditures for major

1.     Description of Business and Summary of Significant Accounting Policies (Continued)

renewals and improvements are capitalized while expenditures for minor replacements, maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term, which generally includes reasonably assured option periods, or the estimated useful lives of the assets. Upon retirement or disposal of assets, the accounts are relieved of cost and accumulated depreciation and the related gain or loss is reflected in earnings.

        The estimated useful lives are:

Leasehold improvements and buildings	3-20 years
Furniture and fixtures	3-10 years
Equipment	3-7 years

Goodwill

        Goodwill represents the excess of cost over fair value of net assets of the business acquired. Goodwill resulted from McDonald's purchases of the Company.     Goodwill determined to have an indefinite life is not subject to amortization, but instead is tested for impairment at least annually in accordance with the provision of Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS 142). In accordance with SFAS 142, the Company is required to make any necessary impairment adjustments. Impairment is measured as the excess of the carrying value over the fair value of the goodwill. Based on the Company's analysis, no impairment charges were recognized for the periods ended December 31, 2002, 2003 and 2004.

Other Assets

        Other assets consist primarily of transferable liquor licenses which are carried at the lower of fair value or cost.

Impairment of Long-Lived Assets

        In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Based on the Company's analysis, no impairment charges were recognized for the periods ended December 31, 2002, 2003 and 2004.

Fair Value of Financial Instruments

        The carrying value of the Company's financial assets and liabilities, because of their short-term nature, approximates fair value.

1.     Description of Business and Summary of Significant Accounting Policies (Continued)

Income Taxes

        The Company is not a separate taxable entity for federal and certain state income tax purposes and its results of operations are included in the consolidated federal and state income tax returns of McDonald's. The provision for income taxes is calculated on a separate return basis. The Company recognizes deferred tax assets and liabilities at enacted income tax rates for the temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. Any effects of changes in income tax rates or tax laws are included in the provision for income taxes in the period of enactment. When it is more likely than not that a portion or all of a deferred tax asset will not be realized in the future, the Company provides a corresponding valuation allowance against the deferred tax asset.

Equity-Based Compensation Plan

        Prior to January 1, 2005, the Company accounted for its equity-based compensation plan using the intrinsic-value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123). Prior to January 1, 2005, no compensation expense was recognized on stock option grants as the exercise price equaled the fair value at the date of grant. Accordingly, share-based compensation was included as a pro forma disclosure in the financial statement footnotes.

        Effective January 1, 2005, the Company early adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment (SFAS 123(R)), using the modified-prospective transition method. Under this transition method, compensation cost in 2005 includes the portion vesting in the period for (1) all share-based payments granted prior to, but not vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (2) all share-based payments granted subsequent to January 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

        The following table illustrates the effect on net income (loss) as if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Years ended December 31
	2002	2003	2004
Net income (loss), as reported	$(17,289)	$(7,714)	$6,126
Stock-based employee compensation expense	(166)	(434)	(527)

Pro forma net income (loss)	$(17,455)	$(8,148)	$5,599

Earnings (loss) per share:
Basic, as reported	$(0.44)	$(0.17)	$0.08

Basic, pro forma	$(0.44)	$(0.17)	$0.07

Diluted, as reported	$(0.44)	$(0.17)	$0.08

Diluted, pro forma	$(0.44)	$(0.17)	$0.07

1.     Description of Business and Summary of Significant Accounting Policies (Continued)

        Total compensation recognized on stock options during the nine months ended September 30, 2005 was $260 ($157 after tax) (unaudited). Compensation expense is recognized over the vesting period and is included in general and administrative expenses in the consolidated statement of operations. At September 30, 2005, there was $114 (unaudited) of total unrecognized compensation cost related to non-vested stock options that is expected to be recognized over the remaining seven-month vesting period.

        The estimated fair value of stock options granted in 2002 and 2003 was $2.09 and $2.27 per share, respectively, using the Black Scholes option-pricing model with the following assumptions:

	2002	2003
Risk-free interest rate	4.5%	2.9%
Expected life (years)	5.5	5.5
Expected dividend yield	0.0%	0.0%
Volatility	37.0%	37.0%

        The estimated fair value of stock appreciation rights (SARs) granted in 2004 at September 30, 2005 was $2.19 per share, using the Black Scholes option-pricing model with the following assumptions:

2005
(unaudited)
Risk-free interest rate	3.9%
Expected remaining life (years)	5.0
Expected dividend yield	0.0%
Volatility	37.0%

        The volatility factor was estimated based on competitor information and the Company's annual independent stock valuation. The full term of the options and SARs (share units) was used for the expected life since the share units are granted to senior management where turnover was expected to be low and since it was expected they would hold options for the full term to obtain the maximum benefit, including time value of money.

Restaurant Pre-Opening Costs

        Pre-opening costs are expensed as incurred. These costs include wages, benefits and travel for the training and opening teams, and food, beverage and other restaurant operating costs incurred prior to a restaurant opening for business.

Insurance Liability

        The Company maintains various insurance policies for workers' compensation, employee health, general liability and property damage. Pursuant to these policies, the Company is responsible for losses up to certain limits for general liability and property damage insurance and is required to estimate a liability that represents the ultimate exposure for aggregate losses below those limits. This liability is based on management's estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of

1.     Description of Business and Summary of Significant Accounting Policies (Continued)

assumptions and factors, including historical trends, actuarial assumptions, and economic conditions. If actual trends differ from the estimates, the financial results could be impacted.

Advertising Costs

        Advertising is expensed as incurred and aggregated $5,135, $6,231 and $8,715 for the years ended December 31, 2002, 2003 and 2004, respectively.

Rent

        Rent expense for the Company's leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term. The lease term begins when the Company has the right to control the use of the property, which is typically before rent payments are due under the lease. The difference between the rent expense and rent paid is recorded as deferred rent in the consolidated balance sheet. Rent expense for the period prior to store opening is capitalized and included in leasehold improvements in the consolidated balance sheet. Rent expense capitalized during the pre-opening period was $1,814, $2,489 and $3,626 for the years ended December 31, 2002, 2003, and 2004, respectively. Tenant incentives used to fund leasehold improvements are recorded in deferred rent and amortized as reductions of lease expense over the term of the lease.

        Additionally, certain of the Company's operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. The Company recognizes contingent rent expense prior to the achievement of the specified target that triggers contingent rent, provided the achievement of that target is considered probable.

Foreign Currency Translation

        Currently, the Company has no operations outside the United States, but has created an international subsidiary to hold international trademarks. The Company's international entity uses its local currency as the functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates during the year. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

2.     Recently Issued Accounting Standards

        In October 2005, the FASB issued FASB Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period (FSP 13-1). FSP 13-1 requires rental costs associated with ground or building operating leases incurred during a construction period to be recognized as rental expense. FSP 13-1 is effective for reporting periods beginning after December 15, 2005. Retroactive application is permitted, but not required. Had FSP 13-1 been effective, the Company would have recognized additional occupancy costs of $1,814, $2,489 and $3,626 for the years ended December 31, 2002, 2003, and 2004 respectively and $2,649 (unaudited) and $2,655 (unaudited) for the nine months ended September 30, 2004 and 2005, respectively.

3.     Leasehold Improvements, Property and Equipment

        Leasehold improvements, property and equipment were as follows:

	December 31
			September 30 2005
	2003	2004
			(unaudited)
Land	$5,827	$6,298	$6,298
Leasehold improvements and buildings	185,103	262,332	299,838
Furniture and fixtures	21,124	29,814	34,009
Equipment	39,384	51,907	59,170

	251,438	350,351	399,315
Accumulated depreciation	(39,561)	(60,478)	(79,786)

	$211,877	$289,873	$319,529

4.     Income Taxes

        The Company is not a separate taxable entity for federal and certain state income tax purposes and its results of operations are included in the consolidated federal and state income tax returns of McDonald's and its affiliates. The provision for income taxes is calculated on a separate return basis.

        The components of the benefit for income taxes are as follows:

	Years ended December 31			Nine months ended September 30
	2002	2003	2004	2005
				(unaudited)
Current tax benefit (provision):
Federal	$8,776	$9,205	$7,487	$(9,778)
State	1,625	1,705	1,386	(2,163)

	10,401	10,910	8,873	(11,941)

Deferred tax benefit (provision):
Federal	(3,190)	(6,825)	(9,647)	2,574
State	(354)	(1,143)	(1,838)	(161)

	(3,544)	(7,968)	(11,485)	2,413

Valuation allowance	(6,857)	(2,942)	2,612	20,343

Total benefit for income taxes	$0	$0	$0	$10,815

        During the nine months ended September 30, 2005, we utilized $11,941 of our net operating loss carry forwards. In addition, deferred taxes included an adjustment to the provision based on the actual tax returns filed, which resulted in an additional expense of $389. This true-up process also resulted in the receivable from McDonald's being reduced by $3,352 in the same period. Lastly, we recorded adjustments to deferred tax assets and liabilities for enacted changes in state tax laws, which resulted in an additional $240 expense for the nine months ended September 30, 2005.

4.     Income Taxes (Continued)

        The following table shows the principal reasons for the difference between the effective tax rate and the United States federal statutory income tax rate:

	Years ended December 31
				Nine months ended September 30, 2005
	2002	2003	2004
				(unaudited)
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%	35.0%
State income tax, net of related federal income tax benefit	4.8	4.7	4.8	4.8
Meals and entertainment	(0.4)	(1.3)	2.1	0.6
Other	0.3	(0.3)	0.7	1.7
Valuation allowance	(39.7)	(38.1)	(42.6)	(89.9)

Effective income tax rates	0.0%	0.0%	0.0%	(47.8)%

        Deferred income tax liabilities are taxes the Company expects to pay in future periods. Similarly, deferred income tax assets are recorded for expected reductions in taxes payable in future periods.

4.     Income Taxes (Continued)

Deferred income taxes arise because of the differences in the book and tax basis of certain assets and liabilities. Deferred income tax liabilities and assets consist of the following:

	December 31,		September 30,
	2003	2004	2005
			(unaudited)
Long-term deferred income tax liability:
Leasehold improvements, property and equipment	$18,461	$33,846	$29,760

Total long-term deferred income tax liability	18,461	33,846	29,760

Long-term deferred income tax asset:
Post-acquisition net operating loss carryforwards	37,112	45,985	39,197
Preacquisition net operating loss carryforwards	8,505	8,505	—
Deferred rent	2,745	4,341	5,491
Separate state net operating loss carryforwards	760	935	1,029
Stock compensation and other employee benefits	449	760	1,373
Valuation allowance	(31,110)	(26,680)	—

Total long-term deferred income tax asset	18,461	33,846	47,090

Net long-term deferred income tax asset	—	—	17,330

Current deferred income tax liability:
Prepaid assets and other	381	758	514

Total current deferred income tax liability	381	758	514

Current deferred income tax asset:
Allowances, reserves and other	85	2,060	1,273
Stock compensation and other employee benefits	660	866	1,231
AMT tax credit	—	—	601
Valuation allowance	(364)	(2,168)	—

Total current deferred income tax asset	381	758	3,105

Net current deferred tax asset	—	—	2,591

Total deferred tax asset	$—	$—	$19,921

        As of December 31, 2004, the Company has incurred total net operating losses (NOLs) of approximately $139,434 since inception as a C Corporation on January 1, 1996. Approximately $118,041 of these losses were incurred subsequent to the majority acquisition of the Company by McDonald's. The remaining $21,393 in losses relates to separate return limitation year (SRLY) losses prior to the majority acquisition by McDonald's, which will begin to expire in 2012. Through December, 31, 2004, a valuation allowance had been recorded to offset the deferred tax assets, including those related to the NOLs, net of deferred tax liabilities. During the nine months ended September 30, 2005, the Company determined that it was more likely than not that we would realize our deferred tax assets and a valuation allowance was no longer required. When the SRLY losses are realized, the tax benefit for those items reduces goodwill. During the nine months ended September 30, 2005, the Company realized $8,505 (unaudited) of SRLY losses which reduced goodwill.

4.     Income Taxes (Continued)

        In accordance with the tax allocation agreement between McDonald's and the Company, the Company's tax liability is computed based on a separate return basis. The Company shall pay McDonald's for its allocated tax liability or if it benefited from net losses or tax credits of other members of the consolidated tax return. Likewise, McDonald's will compensate the Company if it has a net operating loss or tax credit during the tax year that is used by other members of McDonald's consolidated return. To the extent the Company generates taxable income, it will first be allocated to the SRLY losses. Once the SRLY losses have either been fully utilized or expire, the taxable income will be offset against the tax attributes/deferred tax assets previously used by McDonald's.

        The losses incurred subsequent to the majority acquisition of $118,041 have been utilized by McDonalds, as a reduction of taxable income in its consolidated return. No tax benefit was reflected in the consolidated statement of operations for McDonald's utilization of the Company's NOLs, but rather was treated as a capital contribution. At December 31, 2003 and 2004 and September 30, 2005, the Company has recorded a receivable from McDonald's in shareholder's equity in the consolidated balance sheet of $37,112, $45,985 and $38,596 (unaudited), respectively, for these unreimbursed tax attributes.

        If the Company were to exit the consolidated group, it would be reimbursed for any remaining unreimbursed tax attributes. The tax effect of all changes in the tax bases of assets and liabilities, such as the elimination of the deferred tax asset related to the post-acquisition net operating loss carryforwards, will be recorded in equity.

5.     Shareholders' Equity

        The Company is authorized to issue 40,000,000 shares of preferred stock with a $0.01 par value. The preferred stock consists of 8,034,009 shares designated as Series B convertible preferred stock issued on March 2, 1998 at a per share price of $2.01, 4,975,125 shares designated as Series C junior convertible preferred stock issued on September 1, 1998 at a per share price of $2.01 and 8,510,639 shares designated as Series D junior convertible preferred stock issued on September 1, 1999 at a per share price of $2.35. The remaining preferred shares authorized have not been designated.

        The Series B convertible preferred stock is convertible into common stock based on the original purchase price of such series divided by the conversion price at the option of the holder or upon an initial public offering of the Company meeting certain conditions. The initial conversion price equals the per share price purchase price of $2.01. The conversion price is subject to adjustment under provisions designated to protect against dilution as set forth in the Company's Certificate of Incorporation but does not include a beneficial conversion feature. As of December 31, 2004, the Series B convertible preferred shares could be converted into 8,034,009 shares of common stock. The Series B convertible preferred stock has a liquidation preference of $2.01 per share plus 8% per annum from the closing date and any accrued, unpaid dividends. The liquidation preference was $23,434, $25,309 and $27,334 at December 31, 2002, 2003 and 2004 respectively.

        Holders of Series B convertible preferred stock are entitled to vote on matters submitted to a vote of the stockholders of the Company and would receive a vote equal to the number of common shares the holder would be entitled to if the respective preferred share were converted to common stock. If at any time, the Company pays dividends to the common shareholders, the Company shall pay the holders of Series B convertible preferred stock the dividends each holder would receive had each holder converted its

5.     Shareholders' Equity (Continued)

preferred stock into common stock as of the date of the dividend. No dividends have been declared as of December 31, 2004.

        The Series C and Series D junior convertible preferred stock have similar terms to those described above for the Series B convertible preferred stock, except for the liquidation preferences which are subordinate to the Series B convertible preferred stock. The Series C junior convertible preferred stock has a liquidation preference ($7,890 at December 31, 2002, 2003 and 2004) of $2.01 per share plus any accrued, unpaid dividends and was convertible into 3,925,125 shares of common stock as of December 31, 2004. The Series D junior convertible preferred stock has a liquidation preference ($20,000 at December 31, 2002, 2003 and 2004) of $2.35 per share and any accrued, unpaid dividends and was convertible into 8,510,639 shares of common stock as of December 31, 2004. No dividends have been declared.

6.     Stock Based Compensation

        In 2002, the Company adopted the Chipotle Executive Stock Option Plan (the Option Plan). Under the plan, 3,000,000 shares of common stock have been reserved for issuance to eligible employees. The Option Plan is administered by the Board of Directors, which has the authority to select the individuals to whom awards will be granted and to determine when the options are to be granted, the number of shares to be covered by each award, the vesting schedule and all other terms and conditions of the awards. The exercise price for options granted under the Option Plan cannot be less than fair market value at the date of grant. The options granted vest three years from the date of grant and expire after five years and six months.

        In 2002, the Company granted options to purchase 356,000 shares of common stock with an exercise price of $4.99 per share which have a weighted-average remaining contractual life of approximately 2.8 years. In 2003, the Company granted options to purchase 368,000 shares of common stock with an exercise price of $5.83 per share which have a weighted-average remaining contractual life of approximately 3.8 years. In 2004, no options were granted to employees. At December 31, 2004, no options had expired, were forfeited or exercised. In addition, none of the options outstanding at December 31, 2004 are vested or exercisable. During the nine months ended September 30, 2005, options to purchase 337,000 shares of common stock at $4.99 per share vested and became exercisable and options to purchase 38,000 shares of common stock were forfeited. Vested options had an intrinsic value of $509 (unaudited) with a remaining weighted-average contractual life of 2.1 years. Options expected to vest in 2006 had an intrinsic value of $234 (unaudited) with a remaining weighted average contractual life of 3.1 years.

        In 2004, the Company adopted the Chipotle Stock Appreciation Rights Plan (the SAR Plan). The Company granted stock appreciation rights on 501,300 shares of common stock which vest three years from the date of grant and expire after five years and six months. The fair value of the common stock on the date of grant was $7.45 per share. Compensation expense is recognized over the vesting period and is included in general and administrative expenses in the consolidated statement of operations. The liability is included in other liabilities in the consolidated balance sheet. Compensation expense related to grants under the SAR Plan was $193 for the year ended December 31, 2004 and $321 ($193 after tax) (unaudited) for the nine months ended September 30, 2005. At December 31, 2004, no SARs granted had expired, were forfeited or exercised. In addition, none of the SARs outstanding at December 31, 2004 are vested or exercisable. At September 30, 2005, there was $466 of total unrecognized compensation cost related to non-vested SARS that is expected to be recognized over the remaining 1.8 year vesting period.

6.     Stock Based Compensation (Continued)

        In 2005, the Company granted 460,000 shares of common stock with a fair value of $6.50 per share (a related party contemporaneous valuation) which vest evenly over three years. Compensation expense is recognized over the vesting period and is included in general and administrative expenses in the consolidated statement of operations. The Company recognized $912 ($549 after tax) (unaudited) of related compensation expense for the nine months ended September 30, 2005. At September 30, 2005, there was $2,078 (unaudited) of total unrecognized compensation cost related to the non-vested portion that is expected to be recognized over the next 2.5 years.

        McDonald's issues stock options to certain employees of McDonald's Corporation and its subsidiaries. On February 2, 2001, stock option grants were issued to certain employees of the Company under the McDonald's Stock Ownership Incentive Plan (McDonald's Plan). The options became exercisable equally over four years, expire 10 years from the date of grant and have an exercise price of $29.43 per share of McDonald's stock. The Company has agreed to pay McDonald's $2,356 for its cost of participating in McDonald's Plan which was expensed equally over the four-year vesting period.

7.     Employee Benefit Plans

        McDonald's sponsors a 401(k) plan which covers eligible employees of the Company. The Company matches 100% of the first 3% of pay contributed by each employee and 50% on the next 2% of pay contributed. For the years ended December 31, 2002, 2003 and 2004, Company matching contributions totaled approximately $470, $436 and $747, respectively.

8.     Related-Party Transactions

        The Company enters into short-term agreements with McDonald's to provide the Company with temporary capital. The Company has a line of credit with McDonald's, which was for $20,000 as of December 31, 2004 and for $30,000 as of September 30, 2005. The line of credit bears interest at the prime rate plus 100 basis points (6.25% and 7.50% at December 31, 2004 and September 30, 2005, respectively). The weighted-average interest rate was 5.75%, 5.00% and 5.00% for the years ended December 31, 2002, 2003 and 2004, respectively. Interest is added to the outstanding principal monthly. The line of credit is due on demand and expires June 30, 2006. For the years ended December 31, 2002, 2003 and 2004, interest expense was $98, $15 and $191, respectively. For the nine months ended September 30, 2005, interest expense was $629 (unaudited). At December 31, 2003 and September 30, 2005, the Company had $10,138 and $4,638 (unaudited), respectively, outstanding under the line of credit. No amount was outstanding at December 31, 2004.

        The Company invests its excess cash under short-term agreements with McDonald's. The agreement in place at December 31, 2004 provided for interest at the 30-day Commercial Paper rate plus 50 basis points (2.66% at December 31, 2004), was due on demand and expired April 14, 2005. Interest was added to the principal monthly. For the years ended December 31, 2002, 2003 and 2004, interest income was $440, $244, and $205, respectively. As of December 31, 2004 the Company had $732 deposited under this arrangement.

        The consolidated statement of operations reflects charges from McDonald's of $3,047, $4,917 and $7,711 for the years ended December 31, 2002, 2003 and 2004, respectively, and $7,274 (unaudited) for the nine months ended September 30, 2005. These charges primarily related to reimbursements of payroll and

8.     Related-Party Transactions (Continued)

related expenses for certain McDonald's employees that perform services for the Company, insurance coverage, software maintenance agreements and non-income based taxes. The charges are specifically identifiable to the Company. The Company cannot estimate with any reasonable certainty what these charges would have been on a stand-alone basis. However, the Company feels that these charges are indicative of what it could have incurred on a stand-alone basis.

        The Company leases office and restaurant space from McDonald's and its affiliates. Rent expense was $95, $243 and $306 for such leases for the years ended December 31, 2002, 2003 and 2004, respectively, and $318 (unaudited) for the nine months ended September 30, 2005.

9.     Leases

        The Company generally operates its restaurants in leased premises. Lease terms for traditional shopping center or building leases generally include combined initial and option terms of 20-25 years. Ground leases generally include combined initial and option terms of 30-50 years. Typically the lease includes escalation terms every five years including fixed rent escalations, escalations based on inflation indexes, and fair market value adjustments. Certain leases contain contingent rental provisions based upon the sales of the underlying restaurants. The leases generally provide for the payment of common area maintenance, property taxes, insurance and various other use and occupancy costs by the Company. In addition, the Company is the lessee under non-cancelable leases covering certain offices and vehicles.

        Future minimum lease payments required under existing operating leases as of December 31, 2004 are as follows:

2005	$39,604
2006	40,312
2007	39,354
2008	38,984
2009	39,888
Thereafter	525,996

Total minimum lease payments	$724,138

        Minimum lease payments have not been reduced by minimum sublease rentals of $16,497 due in the future under non-cancelable subleases.

        Rental expense consists of the following:

	For the years ended December 31,
	2002	2003	2004
Minimum rentals	$16,854	$23,688	$33,201
Contingent rentals	$82	$196	$284
Sublease rental income	$(534)	$(1,143)	$(1,632)

9.     Leases (Continued)

        During the nine months ended September 30, 2005, the Company entered into four sales and leaseback transactions. These transactions do not qualify for sales leaseback accounting because of the Company's deemed continuing involvement with the buyer-lessor due to fixed price renewal options, which results in the transaction being recorded under the financing method. Under the financing method, the assets remain on the consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability. A portion of lease payments are applied as payments of deemed principal and imputed interest. The assets under deemed landlord financing, net, totaled $2,077 (unaudited) and the deemed landlord financing liability was $2,396 (unaudited) at September 30, 2005.

10.   Earnings Per Share

        The Company uses the two-class method for computing basic and diluted earnings per share amounts. Basic earnings per common share is calculated by dividing income (loss) available to common shareholders by the weighted-average number of shares of common stock outstanding during each period. In periods in which there is a net loss, losses are not allocated to preferred shares as the preferred shares are not obligated to share in the losses of the Company. Diluted earnings per common share (Diluted EPS) is calculated using income (loss) available to common shareholders divided by diluted weighted-average shares of common stock outstanding during each period. Potentially dilutive securities include potential common shares related to stock options and non-vested stock. Diluted EPS considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect. Options to purchase 356,000 and 724,000 shares of common stock in 2002 and 2003, respectively, at a weighted-average exercise price of $4.99 and $5.24, respectively, which were outstanding during the period, were excluded from the calculation of diluted earnings per share because they were anti-dilutive.

10.   Earnings Per Share (Continued)

        The following table sets forth the computations of basic and dilutive earnings per common share:

	Year ended December 31,			Nine months ended September 30,
	2002	2003	2004	2004	2005
Basic
Weighted average common shares outstanding	39,324,552	46,683,077	55,893,078	55,060,651	58,372,266
Divided by: Total weighted average shares outstanding (Common stock in periods of a net loss or common stock, Series B convertible preferred stock and Series C and Series D junior convertible preferred stock in periods of net income)	39,324,552	46,683,077	76,362,851	75,530,424	78,842,039
Multiplied by: undistributed earnings	$(17,289)	$(7,714)	$6,126	$9,842	$33,434

Allocated undistributed earnings	$(17,289)	$(7,714)	$4,484	$7,174	$24,754
Divided by: Weighted average common shares outstanding	39,324,552	46,683,077	55,893,078	55,060,651	58,372,266

Earnings (loss) per common share	$(0.44)	$(0.17)	$0.08	$0.13	$0.42

Diluted
Weighted average common shares outstanding	39,324,552	46,683,077	56,090,651	55,258,224	58,517,125
Divided by: Total weighted average shares outstanding (Common stock in periods of a net loss or common stock, Series B convertible preferred stock and Series C and Series D junior convertible preferred stock in periods of net income)	39,324,552	46,683,077	76,560,424	75,727,997	78,986,898
Multiplied by: undistributed earnings	$(17,289)	$(7,714)	$6,126	$9,842	$33,434

Allocated undistributed earnings	$(17,289)	$(7,714)	$4,488	$7,182	$24,769
Divided by: Weighted average common shares outstanding	39,324,552	46,683,077	56,090,651	55,258,224	58,517,125

Earnings (loss) per common share	$(0.44)	$(0.17)	$0.08	$0.13	$0.42

The calculation of weighted average common shares outstanding is as follows:
Weighted average common shares outstanding:
Shares used in basic per-share calculation	39,324,552	46,683,077	55,893,078	55,060,651	58,372,266
Effect of dilutive securities:
Dilutive stock options	—	—	197,573	197,573	96,436
Dilutive non-vested stock	—	—	—	—	48,423

Shares used in diluted per-share calculation	39,324,552	46,683,077	56,090,651	55,258,224	58,517,125

10.   Earnings Per Share (Continued)

        The following table sets forth the computations of pro forma basic and diluted earnings per share to give retroactive effect to the Reclassification for the year ended December 31, 2004 and the nine months ended September 30, 2005 as if the Reclassification occurred at the beginning of the period. The stock options to be granted in connection with the conversion of SARs upon consummation of the proposed offering were excluded from the calculation of diluted earnings per share because they were anti-dilutive. The pro forma calculation excludes the shares to be issued in connection with the proposed offering and as a result, there is only one class of stock.

	For the year ended December 31, 2004	For the nine months ended September 30, 2005
Income (loss) available to common shareholders	$6,126	$33,434
Shares:
Weighted average number of common shares outstanding	25,454,284	26,280,680
Dilutive stock options	65,858	32,145
Dilutive non-vested stock		16,141

Diluted weighted average number of common shares outstanding	25,520,142	26,328,966

Basic earnings per common share	$0.24	$1.27

Diluted earnings per common share	$0.24	$1.27

11.   Contingencies

        In August 2004, the merchant bank that processes the Company's credit and debit card transactions, informed the Company it may have been the victim of a possible theft of credit and debit card data. Together with two forensic auditing firms, the Company investigated the alleged theft and reviewed its information systems and information security procedures. The Company also reported the problem to federal law enforcement authorities and has been cooperating in their investigation. While to date the Company has not discovered conclusive evidence that a theft occurred, the Company has upgraded its information security systems, including remediating the specific problems identified during the forensic audits. As of December 31, 2004, the Company recorded a reserve for the potential exposure for losses and fines of $4,000. Through September 30, 2005 (unaudited), the Company utilized $2,009 (unaudited) of the reserve to cover fines and losses. As the situation develops and more information becomes available, the amount of the reserve may increase or decrease accordingly.

        In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 2004. These matters could affect the operating results of any one quarter when resolved in future periods. However, management believes after final disposition, any monetary liability or financial impact to the Company beyond that provided for at the end of the year would not be material to the Company's annual consolidated financial statements.

11.   Contingencies (Continued)

        The Company is party to an irrevocable standby letter of credit that ensures the Company's performance/payment to Enterprise Fleet Services related to a leasing arrangement for vehicles and $425 and $800 was outstanding at December 31, 2003 and 2004, respectively.

12.   Quarterly Financial Data (Unaudited)

        Summarized unaudited quarterly financial data:

	2003
	March 31	June 30	September 30	December 31
Revenue	$64,712	$77,281	$85,391	$88,136
Operating income (loss)	$(3,972)	$(637)	$165	$(3,491)
Net income (loss)	$(3,932)	$(539)	$256	$(3,499)
Basic earnings (loss) per share	$0.09	$(0.01)	$0.00	$(0.07)
Diluted earnings (loss) per share	$0.09	$(0.01)	$0.00	$(0.07)
	2004
	March 31	June 30	September 30	December 31
Revenue	$101,442	$117,248	$124,563	$127,468
Operating income (loss)	$702	$4,944	$4,215	$(3,755)
Net income (loss)	$515	$5,034	$4,293	$(3,716)
Basic earnings (loss) per share	$0.01	$0.06	$0.05	$(0.06)
Diluted earnings (loss) per share	$0.01	$0.06	$0.05	$(0.06)
	2005
	March 31	June 30	September 30
Revenue	$133,416	$156,296	$164,670
Operating income	$4,439	$9,321	$9,498
Net income	$2,626	$25,725	$5,085
Basic earnings per share	$0.03	$0.33	$0.06
Diluted earnings per share	$0.03	$0.33	$0.06

        The quarterly results were impacted by the following unusual or infrequent events:

        In the second quarter of 2005, the Company determined that it was more likely than not that it would realize its deferred tax assets and reversed its valuation allowance, resulting in a net tax benefit of $16,739 in that quarter.

        In the fourth quarter of 2004, the Company recorded charges of $4,000 to establish a reserve for claims seeking reimbursement for purportedly fraudulent credit and debit card charges and for the cost of replacing cards and monitoring expenses and fees, which reduced the Company's operating income.

Annex A

        We have an electronic version of this prospectus at www.chipotleipo.com. That electronic version is identical to the paper version except that persons viewing the electronic version of our prospectus are able to access a selection of our print, radio and television advertisements by following a link under the caption "Prospectus Summary." The script of these items and a description of the graphics used in them are provided below.

TV Ads

        Each of the following is a 15-second television spot that originally ran on the Public Broadcasting Service. Each spot ends with a static screen showing the Chipotle logo and the text "Gourmet Burritos & Tacos."

  Sign Language

        This spot opens on a distinguished gentleman sitting in a well-appointed den, closing a book. As he starts to speak, a woman doing sign language for the hearing-impaired pops up in the bottom right hand corner of the screen.

        Host: Good evening. Tonight's program is made possible by a grant from Chipotle Mexican Grill, purveyors of fine burritos and tacos. [While Host is speaking, the interpreter is trying to sign and eat her burrito; she loses pace with the host and then decides to give up and just eat her burrito.]

  Telethon

        This spot opens on a distinguished gentleman standing in front of a charitable pledge drive sign. There is a sound of many phones ringing in the background.

        Host: Welcome back. This program was made possible by a grant from Chipotle Mexican Grill. We look forward to bringing you more outstanding shows like this one. [As Host is talking, he walks in front of the phone bank where phones are unanswered due to the operators eating burritos.] And, remember that you…" [Host is drowned out by the sounds of unanswered phones.]

  The News

        This spot opens at the beginning of a news program.

        Voiceover: The preceding program made possible by Chipotle Mexican Grill.

        Anchorwoman: In world news tonight [camera angle goes askew], financial markets saw mixed results due to the continued fluctuation of the drachma. At the same [cameraman eating a burrito becomes visible]…(whispers) William, William!

Radio Ads

        Each of the following songs is a radio spot that we've used in the past.

  "You Can Choose"

  You can choose to be nasty
  You can choose to be nice
  You can choose to have a sex change
  But you can't do it twice

  You can choose to be faithful
  You can choose to fool around
  You can live out in the country
  You could get a place in town

  You could try out for the Olympics
  Or just watch it on TV
  You could hide that new tattoo
  Or let everybody see

  You can choose to eat the chicken
  You can choose to eat no meat
  At Chipotle you can choose
  Exactly what you want to eat

  It's up to you
  It's up to you

  "Moo"

  Moo moo moo moo moo moo
  Moo moo moo moo            Cow!
  Moo moo moo moo moo moo
  Moo moo moo moo            Cow!
  Moo moo moo moo moo moo
  Moo moo moo moo            Cow!
  Moo moo moo moo moo moo
  Moo moo moo moo            Cow!
  Moo moo moo moo moo moo
  Moo moo moo            Happy Cow!

  (instrumental, moos in background)

  How?
  Naturale
  Wow
  Now
  Cow
  Happy Cow

  "My Baby"

  My baby likes to go out
  Every night
  She said she don't care where we go
  Any place is all right
  She said she just wants
  Somethin real to eat
  Other than that
  Its really up to me
  Yeah, my baby likes to go out
  Every night

  But when I pick her up
  Its always the same
  'cause that's when we got to play
  our little game
  I like Japanese, Chinese
  Thai food OK?
  She's like, nah,
  Why don't you take me down to Chipotle?

  Yeah my baby likes to go to
  Every night

  "Clean Livin"'

  Clean livin', out on the ranch
  Theres a bird singin on a cottonwood branch
  Clean livin', cows walkin' by
  They look so happy I was wonderin' why

  So I asked the rancher, he said
  Clean livin' son, shootin' up ain't cool
  I don't fill 'em up with chemicals
  I keep 'em natural
  And then I only feed 'em
  Good natural things to eat
  You raise 'em up right
  They make some mighty tasty meat

  I said I gotta go get me some
  He said well you better have a lot of dough
  'cause I sell to fancy restaurants
  And I said "Oh."
  He said but I'll let you in on a little secret son
  There is one other way
  You can get my natural beef
  Right down at Chipotle

  Oh yeah, clean livin',
  I said with a shout
  I'm headin' to Chipotle
  Gonna check it out

Print Ads

        Our print ads generally focus on either an image of a large foil burrito like the one shown on the cover of the prospectus or an image of one of our ingredients. The text below the image varies. We've included the following examples.

  BURRITOS & TACOS & BOLS. OH MY!

  TILT. BITE. REPEAT.

  TACOS THAT ROCKOS.

  GRAB LIFE BY THE TACOS.

  BEEF, PORK AND CHICKEN FROM FARMS, NOT FACTORIES.

  OUR SALAD CAN BEAT UP YOUR SALAD.

  SERVED HOT, NOT HEATED.

  EVER MET A BURRITO YOU DIDN'T LIKE? WE HAVE, SO WE MADE THESE.

  TASTY FAST FOOD, BECAUSE IT'S MADE LIKE TASTY SLOW FOOD.

  WE USE SALSA INSTEAD OF HEAT LAMPS.

  SLOW COOKED, DELICATELY SPICED, GOURMET INGREDIENTS, WRAPPED IN FOIL FOR IRONY.

  FRESH AS THE DAY IT WAS MADE, WHICH WOULD BE TODAY.

  WHAT THE HECK IS PROCESSED CHEESE FOOD ANYWAY?

  CONTAINS ONLY GENUINE PLANTS AND ANIMALS.

  INGEST NO EVIL.

  IT'S 11:45 AM. DO YOU KNOW WHERE YOUR BEEF COMES FROM?

EVER MET A BURRITO YOU DIDN'T LIKE?
WE HAVE, SO WE MADE THESE.
Chipotle
Chipotle
WE KNOW EXACTLY
WHERE OUR PORK COMES FROM.
DUANE.
OUR SALAD CAN
BEAT UP YOUR SALAD
Chipotle
Chipotle

MEXICAN GRILL
HOLY (FREE) GUACAMOLE!
DIVINE CHIPS, TOO
Bring this in for a free order of chips & guac.
Chipotle
FOOD FROM FARMER BROWN,
NOT CHIEF SCIENTIST BROWN.
Chipotle

FRESH IS NOT ENOUGH, ANYMORE

OUR
Food With Integrity
MANIFESTO

Why romaine lettuce when iceberg will do? Why trod the muddy fields of Iowa to see how pigs are raised? Why toast the cumin before you grind it? Why cumin, indeed?

The reasons are as simple as better-tasting burritos, and no less ambitious then revolutionizing the way America grows, gathers, serves and eats its food.

Doing all these things better, from start to finish, is our mission. We call it *Food With Integrity*. It energizes everything we do in our restaurants and behind the scenes. It cannot be captured in a food bite, or a sound byte. So read on.

Let's begin by dismissing the myth that freshness alone means superior food quality. Is it important? Of course. But freshness, at Chipotle, is simply a given. In the unending pursuit of quality food, using fresh ingredients is where you start, not where you finish.

At Chipotle we have a very focused menu. Our customers like that, and it gives us the opportunity to concentrate on every single ingredient that makes up our recipes.

Food With Integrity means working back along the food chain. It means going beyond distributors to discover how the vegetables are grown, how the pigs, cows and chickens are raised, where the best spices come from. We learn how these factors affect the flavor of the finished product. And what we can do to improve it.

Take our carnitas, for example. In pursuing new sources of pork, we discovered naturally raised pigs from a select group of farmers. These animals are not confined in stressful "factories." They live outdoors or in deeply bedded pens, so they are free to run, roam, root and socialize. They are not given hormones or antibiotics. Consequently the pork they produce has a natural, moist, delicious flavor. We think it tastes better and is better for you. Our customers love it. And because they do, we buy all we can. By creating a market for meats raised in a healthier environment, we make it worthwhile for these farmers to raise even more. That's how *Food With Integrity* works for everyone.

Today we're doing the same with new sources of chicken, beef, beans, avocados and even lettuce. We'll be doing it with every item that goes into our menu.

Food With Integrity is not a fad. It has been part of Chipotle since we started in 1993. Its importance has grown as we have grown. And make no mistake, growth can be good. Our size helps us influence the decisions of our suppliers. And it lets us shoulder our way into the consciousness of the American eating public. Like we're doing now. Our size means we can change for the better the way more people eat.

What does all this mean for you? In the short term it means better-tasting tacos and burritos. If you have been with us for several years you will have already noticed a difference. Looking forward, it means encouraging growers to pursue humane and healthy practices, and rewarding farmers who eschew mass production in favor of quality. It means new and higher expectations from all of us about what we consume every day.

Have we achieved our mission? No. Will we ever accomplish it? Never, because *Food With Integrity* is a constant process of searching and improving. But the changes will be noticeable, positive and significant. And you're part of making it happen, every time you come in.

Thanks.

Chipotle.

Steve Ells · Founder, Chairman & CEO

Part II
Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

        The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby:

SEC registration fee	$18,037
NASD fee	16,356
New York Stock Exchange listing fees	150,000
Printing expenses	250,000
Accounting fees and expenses	550,000
Legal fees and expenses	1,550,000
Blue Sky fees and expenses	20,000
Transfer agent fees and expenses	10,000
Miscellaneous	100,000

Total	$2,664,393

Item 14. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement reasonably incurred, provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, although in the case of proceedings brought by or on behalf of the corporation, such indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation (unless the Delaware Court of Chancery or the court in which such proceeding was brought determines otherwise in accordance with the Delaware General Corporation Law). Section 102 of the Delaware General Corporation Law authorizes a corporation to limit or eliminate its directors' liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for (i) breaches of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law; (iii) unlawful payments of dividends, stock purchases or redemptions; or (iv) transactions from which a director derives an improper personal benefit. Our certificate of incorporation contains such a provision.

        Our bylaws incorporate Section 145 of the Delaware General Corporation Law, which provides that we will indemnify each director and officer against all claims and expenses resulting from the fact that such person was an director, officer, agent or employee of the registrant. A claimant is eligible for indemnification if the claimant (i) acted in good faith and in a manner that, in the claimant's reasonable belief, was in or not opposed to the best interests of the registrant; or (ii) in the case of a criminal proceeding, had no reasonable cause to believe the claimant's conduct was unlawful. This determination will be made by our disinterested directors, our shareholders or independent counsel in accordance with Section 145 of the Delaware General Corporation Law.

        Section 145 of the Delaware General Corporation Law authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by such person in any such capacity, or arising out of such person's status as such. We have obtained liability insurance covering our directors and officers for claims asserted against them or incurred by them in such capacity.

        The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

        Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

        The following relates to sales of securities that have occurred since October 1, 2002 that have not been registered under the Securities Act:

        In May 2005, the registrant issued 153,333 shares of non-vested common stock (after giving retroactive effect to the Reclassification) to Mr. Montgomery Moran pursuant to a Restricted Stock Agreement dated March 24, 2005 executed in connection with Mr. Moran's offer of employment by us. The shares vest in equal annual installments over three years from his date of employment, subject to his continued employment with us. In connection with this issuance, the registrant recognized $0.9 million of related compensation expense during the nine months ended September 30, 2005. This transaction was effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

        In April 2004, the registrant issued 2,908,278 shares of common stock (after giving retroactive effect to the Reclassification) to McDonald's and certain other persons who were accredited investors (consisting of friends and family of our employees and persons having business relationships with us), in each case as identified in our shareholders' agreement, at an aggregate offering price of $65 million. These transactions were effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

        In June 2003, the registrant issued 2,172,670 shares of common stock (after giving retroactive effect to the Reclassification) to McDonald's and certain other persons who were accredited investors (consisting of friends and family of our employees and persons having business relationships with us), in each case as identified in our shareholders' agreement, at an aggregate offering price of $38 million. These transactions were effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

Item 16. Exhibits

        See the Exhibit Index, which follows the signature pages and is incorporated herein by reference.

Item 17. Undertakings

        (a)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)   The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c)
  The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the U.S. Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on January 10, 2006.

CHIPOTLE MEXICAN GRILL, INC.
By:	/s/ JOHN R. HARTUNG
	Name:	John R. Hartung
	Title:	Chief Finance and Development Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Steve Ells, Montgomery Moran and John Hartung, or any of them, as his true and lawful attorney-in-fact with full power of substitution and resubstitution, in any and all capacities, to sign this registration statement or amendments (including, without limitation, post-effective amendments and registration statements filed pursuant to Rule 462 under the U.S. Securities Act of 1933) thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and conforming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the U.S. Securities Act of 1933, the registration statement has been signed below on January 10, 2006 by the following persons in the following capacities and on the date indicated.

Signature	Title

* Steve Ells	Chief Executive Officer (principal executive officer) and Chairman of the Board of Directors
/s/ JOHN R. HARTUNG John R. Hartung	Chief Finance and Development Officer (principal financial officer)
* Robin S. Anderson	Executive Director and Controller (principal accounting officer)
* Albert S. Baldocchi	Director
* John S. Charlesworth	Director
* Patrick J. Flynn	Director
* Darlene J. Friedman	Director
* Mats Lederhausen	Director
*By:	/s/ JOHN R. HARTUNG
	Name:	John R. Hartung
	Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement.
3.1	Form of Restated Certificate of Incorporation of Chipotle Mexican Grill, Inc.
3.2	Form of Restated Bylaws of Chipotle Mexican Grill, Inc.
5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP.
10.1	Chipotle Executive Stock Option Plan.†
10.2	Chipotle Stock Appreciation Rights Plan.†
10.3	Chipotle 2006 Cash Incentive Plan.
10.4	Chipotle 2006 Stock Incentive Compensation Plan, including the form of Option Agreement and the form of Option Agreement for converted SARs.
10.5	Form of Services Agreement between Chipotle Mexican Grill, Inc. and McDonald's Corporation.†
10.6	Form of Amended and Restated Registration Rights Agreement among Chipotle Mexican Grill, Inc., McDonald's Ventures, LLC and certain shareholders.
10.7	Restricted Stock Award Agreement between Chipotle Mexican Grill, Inc. and Montgomery F. Moran.
21.1	Subsidiaries of Chipotle Mexican Grill, Inc.†
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature pages hereto).

†
Filed previously.